3-07-03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuers

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

1. **Information furnished as at: 10 March 2003**

2

This Report is a joint Report on Form 6-K filed by
REED ELSEVIER PLC and REED ELSEVIER NV

03000730

1. **REED ELSEVIER PLC**
(Registrant)

25 Victoria Street
LONDON
SW1H 0EX
(Address of principal executive office)

2. **REED ELSEVIER NV**
(Registrant)

Sara Burgerhartstraat 25
1055 KV AMSTERDAM
THE NETHERLANDS
(Address of principal executive office)

SEC MAIL RECEIVED PROCESSING MAR 1 4 2003 WASH. D.C. 155 SECTION

Indicate by check mark whether the registrants furnish or will furnish annual reports under cover Form 20-F or Form 40-F.

Form 20-F .√... Form 40-F .....

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No √

Schedule of Information contained in this Report

Documents noted below, which were made available to ordinary shareholders of the Registrants from 10 March 2003.

1. Annual Reports and Financial Statements 2002, covering the 12 months ended 31 December 2002;

2. Annual Review and Summary Financial Statements, also covering the 12 months ended 31 December 2002;

3. Notice of Reed Elsevier PLC Annual General Meeting, to be held on Tuesday 8 April 2003 in London; and

4. Agenda for the Reed Elsevier NV Annual General Meeting, to be held on Wednesday 9 April 2003 in Amsterdam.

Ref: 2003/SEC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants have duly caused this Report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC
Registrant

....
By: L DIXON

Title: Deputy Secretary

Date: 10 March 2003

REED ELSEVIER NV
Registrant

....
By: L DIXON

Title: Authorised Signatory

Date: 10 March 2003

Indispensable global information | Science & Medical | Legal | Education | Business

SCIRUS→EXCERPTA MEDICA→THE LANCET→ELSEVIER→GRAY'S ANATOMY→SCIENCEDIRECT→
N RESEARCH→ONCOLOGY TODAY→TETRAHEDRON LETTERS→VASCULAR SURGERY→SCIRUS
OF MEDICINE→ENCYCLOPEDIA OF THE HUMAN BRAIN→VIRTUAL CLINICAL EXCURSION→EMBASE→
CHOLOGICA→MD CONSULT→AMERICAN JOURNAL OF CARDIOLOGY→COMPUTER NETWORKS
CATION→WATER RESEARCH→ZEOLITES→MATERIALS TODAY→RISKWISE→BUTTERWORTHS TOLLEY→
N LAW JOURNAL→LEXISNEXIS AT NEXIS.COM
LEWISE→EDITIONS DU JURIS CLASSEUR→
ERTISING RED BOOKS→HALSBURY'S LAWS
N ADMINISTRATIF→CARTER ON CONTRACT→
RCOMMUNALITE→LA SEMAINE JURIDIQUE
W→BUTTERWORTHS COMPANY LAW CASES→

Reed Elsevier

ANNUAL REPORTS AND FINANCIAL STATEMENTS 2002

For the Reed Elsevier Combined Businesses,
Reed Elsevier PLC and Reed Elsevier NV

EXT→BUTTERWORTHS CORE TEXTS→E-MARKETPLACE→LEGAL EXPRESS→LAWCOMMERCE
NN→HARCOURT SCHOOLS PUBLISHERS→GINN→GREENWOOD→HOLT, RINEHART AND WINSTON→
LIGENCE SERIES→STANFORD ACHIEVEMENT TEST→HARCOURT EDUCATIONAL MEASUREMENT
OS DE FIESTA→MATH ADVANTAGE→STORIES IN TIME→HARCOURT CIENCIAS→YOUR HEALTH→
MATHS→PRACTICAL MATHEMATICS→HARCOURT INTERACTIVE TECHNOLOGY→VEN CONMIGO
HOLT SCIENCE & TECHNOLOGY→MODERN CHEMISTRY→KOMM MITT→HOLT ONLINE SCIENCE→
AGE PROFILES→THE WHALE RIDER→BARRIE PUBLISHING→CNI.COM→FARMERS WEEKLY
CASTING & CABLE→COMPUTER WEEKLY→COMMUNITY CARE→ESTATES GAZETTE→MARDEV→
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HOTELYMPIA→KELLYSEARCH→DESIGN NEWS→BOERDERIJ→PLAYTHINGS→E-LOGIC→TRACOM→
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BLU & ROSSO→ARCHITEKTUR→VIE DE FAMILLE→CODE CIVIL→ARTE Y CEMENTO→PISCINAS→

Contents

In April 2002, Reed International P.L.C. changed its name to Reed Elsevier PLC and Elsevier NV changed its name to Reed Elsevier NV.

The operating company that owns the publishing and information businesses, previously named Reed Elsevier plc, changed its name to Reed Elsevier Group plc.

This document contains Annual Reports information and the Financial Statements in respect of the Reed Elsevier combined businesses and the two parent companies, Reed Elsevier PLC and Reed Elsevier NV. This, together with the separate summary document Reed Elsevier Annual Review and Summary Financial Statements 2002, forms the Annual Reports and Financial Statements of Reed Elsevier PLC and Reed Elsevier NV for the year ended 31 December 2002 and the two documents should be read together.

Financial highlights

Results for the year ended 31 December
REED ELSEVIER COMBINED

TURNOVER

£ sterling


£3,163m
£3,390m
£3,768m
£4,560m
£5,020m
98 99 00 01 02

€ euro


€4,708m
€5,153m
€6,180m
€7,342m
€7,982m
98 99 00 01 02

ADJUSTED OPERATING PROFIT


£813m
£792m
£793m
£990m
£1,133m
98 99 00 01 02


€1,210m
€1,204m
€1,301m
€1,594m
€1,801m
98 99 00 01 02

ADJUSTED OPERATING CASH FLOW


£808m
£780m
£775m
£1,006m
£1,010m
98 99 00 01 02


€1,203m
€1,186m
€1,271m
€1,620m
€1,606m
98 99 00 01 02

ADJUSTED PRE-TAX PROFIT


£773m
£710m
£690m
£848m
£927m
98 99 00 01 02


€1,150m
€1,079m
€1,132m
€1,365m
€1,474m
98 99 00 01 02

Results for the year ended 31 December
PARENT COMPANIES

REED ELSEVIER PLC
Adjusted earnings per share


26.40p
24.40p
23.30p
26.10p
28.50p
98 99 00 01 02

REED ELSEVIER PLC
Full year dividend


15.00p
10.00p
10.00p
10.50p
11.20p
98 99 00 01 02

REED ELSEVIER NV
Adjusted earnings per share


€0.60
€0.57
€0.59
€0.64
€0.69
98 99 00 01 02

REED ELSEVIER NV
Full year dividend


€0.39
€0.27
€0.28
€0.30
€0.30
98 99 00 01 02

The financial highlights refer to 'adjusted' profit and cash flow figures. These figures are used by the Reed Elsevier businesses as additional performance measures and are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects. A reconciliation between the reported figures and adjusted figures is provided in the notes to the financial statements. Adjusted pre-tax profit is presented for total operations; other highlights relate to continuing operations, which exclude the consumer publishing businesses sold in 1998.

Review of operations and financial performance

This review provides a commentary on the operating and financial performance of the Reed Elsevier combined businesses for the year ended 31 December 2002. In addition, it describes other financial aspects of the combined businesses including treasury policies. The review also includes information on the financial performance and dividends of the parent companies and on the finance activities of the Elsevier Reed Finance BV group.

The combined financial statements encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their parent companies, Reed Elsevier PLC and Reed Elsevier NV (the "Reed Elsevier combined businesses" or "Reed Elsevier"). *Financial information is presented in both sterling and euros.*

REVIEW OF OPERATIONS

	2002 £m	2001 £m	2002 €m	2001 €m	% change at constant currencies
Turnover					
Science & Medical	**1,295**	1,024	**2,059**	1,649	29%
Legal	**1,349**	1,330	**2,145**	2,141	5%
Education	**993**	579	**1,579**	932	78%
Business	**1,383**	1,627	**2,199**	2,620	-14%
Total	**5,020**	4,560	**7,982**	7,342	13%
Adjusted operating profit					
Science & Medical	**429**	344	**682**	554	26%
Legal	**287**	267	**456**	430	10%
Education	**183**	132	**291**	212	45%
Business	**234**	247	**372**	398	-4%
Total	**1,133**	990	**1,801**	1,594	17%

Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of goodwill and intangible assets and exceptional items.

The Review of Operations refers to adjusted operating profit performance. Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of goodwill and intangible assets and exceptional items. Reported operating results, including amortisation of goodwill and intangible assets, are discussed further below in the Financial Review, and are reconciled to the adjusted figures in the notes to the combined financial statements.

Unless otherwise indicated, all percentage movements in the following commentary refer to constant currency rates, using 2001 full year average rates, and are stated before the amortisation of goodwill and intangible assets and exceptional items.

FORWARD LOOKING STATEMENTS

The Reed Elsevier Annual Reports & Financial Statements 2002 contain forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially *from those currently being anticipated as reflected in such forward looking statements.* The terms 'expect', 'should be', 'will be', and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier's markets; exchange rate fluctuations; customers' acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights; and the impact of technological change.

SCIENCE & MEDICAL

	2002 £m	2001 £m	2002 €m	2001 €m	% change at constant currencies
Turnover					
Elsevier					
Science & Technology	**746**	664	**1,186**	1,069	14%
Health Sciences	**549**	360	**873**	580	57%
	1,295	1,024	**2,059**	1,649	29%
Adjusted operating profit	**429**	344	**682**	554	26%
Operating margin	**33.1%**	33.6%	**33.1%**	33.6%	-0.5pts

The Science & Medical business, now branded Elsevier, has had another very successful year. Strong subscription renewals, growing online sales and a successful medical book publishing programme have delivered revenue growth ahead of the market. The successful integration of the Harcourt STM business and tight cost control has delivered double digit underlying profit growth.

Revenue and adjusted operating profits increased by 29% and 26% respectively at constant exchange rates, or, underlying, by 6% and 11% including the Harcourt STM business on a proforma basis. Both the Science & Technology and Health Sciences divisions saw underlying revenue growth of 6%.

In Science & Technology, this was driven by strong subscription renewals, both for print journals and ScienceDirect, and growing online sales, including newly introduced backfiles and subject collections. Migration to e-only contracts is accelerating, which, whilst generating lower revenue than a combined print and electronic sale, has a positive impact on operational efficiency and provides a good platform for the sale of new electronic services.

In Health Sciences, underlying revenue growth was driven by a successful medical book publishing programme, with strong new publishing and increased demand from the expanding healthcare professions. The online service, MD Consult, saw good growth with a 15% increase in subscribers and expanded content. The Excerpta Medica sponsored communications business serving the pharmaceutical industry also performed well.

The integration of the Harcourt STM businesses within Elsevier is now mostly complete. Publishing operations have been unified, journal production centralised and the Harcourt IDEAL online service migrated to ScienceDirect. Journal distribution has been integrated and warehousing capacity is being rationalised. Offices have been consolidated internationally. Book production and distribution systems will be integrated over the coming year. The annual cost savings target of US$40 million will be exceeded, with close to that amount realised in 2002. More than half of this has been reinvested in new product development.

Operating margins, at 33.1%, are 0.5 percentage points lower than in the prior year, reflecting the inclusion of the lower margin Harcourt STM business for a full year. The underlying margin improvement on a proforma basis was 1.5 percentage points, including in the Health Sciences business as action is taken to improve the efficiency of the acquired business.

The Elsevier business is making good progress against its strategic priorities. We continue to expand our content and make more of it available electronically. During 2002, the number of articles available on the ScienceDirect web service increased from 1.8 million to 3.3 million from new publishing, the progressive loading of backfiles and migration from the IDEAL platform. Additional content came from continued strong publishing in our journals and a very successful medical publishing programme, as well as acquisitions. We acquired Hanley & Belfus, a leading US publisher in the medical student market, and recently established a strong position in Germany through the acquisition of the STM businesses of Holtzbrinck, including Urban & Fischer, a leading medical publisher.

ScienceDirect saw strong growth in the year, with the number of articles downloaded up 70% to 86 million. The percentage of subscribers by value now taking ScienceDirect is 72%, up 6 percentage points in the year with most major customers now taking the service. The majority of those not taking ScienceDirect are able to access web editions of journals as part of their core subscriptions, but without the retrieval, linking and other functionalities of ScienceDirect.

The outlook for the Science & Medical business is good. Although academic institutional and corporate budgets are under pressure, Elsevier continues to see strong subscription renewals and is driving increased demand through new content and online services, adding value and productivity to existing customers and widening distribution. Further margin improvement is expected from increasing operational efficiency, particularly in the Health Sciences business.

Turnover by business Elsevier


Science & Technology
£746m/€1,186m
Health Sciences
£549m/€873m

Turnover £ STERLING


£622m
£652m
£693m
£1,024m
£1,295m
98
99
00
01
02

Turnover € EURO


€926m
€991m
€1,137m
€1,649m
€2,059m
98
99
00
01
02

LEGAL

	2002 £m	2001 £m	2002 €m	2001 €m	% change at constant currencies
Turnover					
LexisNexis					
North America	**1,056**	1,041	**1,679**	1,676	6%
International	**293**	289	**466**	465	3%
	1,349	1,330	**2,145**	2,141	5%
Adjusted operating profit	**287**	267	**456**	430	10%
Operating margin	**21.3%**	20.1%	**21.3%**	20.1%	1.2pts

The Legal business, now branded LexisNexis, has had a successful year, outperforming the market and making good progress in improving margins. Continued investment has been made in new online services and geographic expansion.

Revenues and adjusted operating profits increased by 5% and 10% respectively at constant exchange rates, or 4% and 11% excluding acquisitions and disposals. LexisNexis North America saw underlying revenue growth of 4%, a very satisfactory result given the pressure in some markets from the economic slowdown, particularly in the corporate sector. Outside the US, International sales growth was 3% held back by the difficult conditions in the corporate sector and Latin America. Operating margins were up 1.2 percentage points to 21.3%, with good operational gearing and improving cost efficiency in part offset by additional investment in new online services and development in Courtlink, the fast growing electronic court access and filing company acquired in 2001.

In US Legal markets, revenues grew by 4%. Online revenue growth was 8%, with continued strong growth in online usage and increasing penetration of the small law firm market. Print and CD sales were flat as the market moves online. The legal directories business again performed well with strong renewals and expanded web services. In US Corporate and Federal markets, revenues increased by 5% with strong growth in risk solutions services more than compensating for the impact of the economic slowdown on the corporate business information market. Underlying operating profit growth at LexisNexis North America was 15%, reflecting the good progress on cost efficiency.

The LexisNexis International businesses outside North America saw revenues and adjusted operating profits up 3% and 4% respectively. Online sales grew strongly in all major markets, partly offset by the migration from print and CD product. Underlying sales growth of 3% was held back by weakness in demand from corporate customers and in Latin America. Underlying operating profits grew more slowly at 1% reflecting investment in new online services and expansion of the business in Germany. In part this investment has been funded by rationalisation of editorial and production processes within Europe during the second half of the year.

LexisNexis is continuing to expand its content and online services as well as pushing into new markets. In the US, we have progressively expanded our coverage of annotated codes for individual states and are well advanced in developing modern summaries of all federal and state cases. We continue to add to the functionality of our online services, and are expanding the electronic filing and court access services acquired with Courtlink. We also continue to expand internationally through internal development and acquisition, and the building of our global online delivery platform. The acquisition of Quicklaw gave us the leading position in online legal information in Canada, and MBO Verlag provides an important step up in developing our business in Germany. The organisational structure, management and resources are in place to deliver on our strategy and continue the growth momentum in the business.

The outlook for the LexisNexis business is good, despite the pressure of the economic slowdown on legal markets. Product innovation and the gains in customer productivity offered by our growing online services are stimulating continued growth. The focus on increasing operational efficiency is expected to deliver further margin improvement whilst investment levels are maintained.

Turnover by business LexisNexis


North America
£1,056m/€1,679m
International
£293m/€466m

Turnover £ STERLING


£948m
£1,087m
£1,201m
£1,330m
£1,349m
98
99
00
01
02

Turnover € EURO


€1,411m
€1,652m
€1,970m
€2,141m
€2,145m
98
99
00
01
02

EDUCATION

	2002 £m	2001 £m	2002 €m	2001 €m	% change at constant currencies
Turnover					
Harcourt Education					
US Schools & Testing	**846**	440	**1,345**	708	100%
International	**147**	139	**234**	224	8%
	993	579	**1,579**	932	78%
Adjusted operating profit	**183**	132	**291**	212	45%
Operating margin	**18.4%**	22.8%	**18.4%**	22.8%	-4.4pts

The Education business, now branded Harcourt Education, has performed well to deliver underlying growth in a difficult schools market. The Harcourt US Education and Testing businesses acquired in July 2001 have made a good contribution and have been integrated with Reed Elsevier's other education businesses to become a leading global business in the English speaking schools market. The Harcourt US K-12 schools business again significantly outperformed the market.

Revenues and adjusted operating profits increased substantially with a full year contribution from the acquired Harcourt businesses. Underlying growth in revenues and operating profits was 2% and 4% respectively at constant exchange rates including the acquired Harcourt businesses on a proforma basis.

The Harcourt US K-12 schools business performed well against a market estimated to be some 5% lower, delivering revenues marginally ahead of the prior year. This market decline is a reflection of the weaker adoptions cycle in 2002 compounded by more cautious spending by US states, with budgets under pressure and deferral of spend in anticipation of the increased funding allocated by the federal government. Adjusted operating profits were up 4% before other acquisitions driven by greater cost efficiency across the supply chain and operating infrastructure, as well as from integration of the supplemental businesses.

Operating margins were lower at 18.4% due to the effect of including the acquired Harcourt businesses for a full year with their seasonally low first half margin. Underlying margins on a proforma basis improved by 0.5 percentage points despite the low revenue growth, due to the greater cost efficiency. The integration savings are higher than initially targeted and have financed additional investment in electronic learning.

Harcourt Education's significant outperformance of the US K-12 market has been driven by strong new publishing against available adoption opportunities and good growth in sales of the backlist and in open territories particularly in the elementary schools market. We won the highest overall market share of 2002 state adoption revenues despite the disappointment of not participating in California elementary reading. The elementary school business was particularly successful in Florida reading, California math, and in science and social studies across a number of states. In secondary, the science and literature and language arts programmes again performed well.

The Harcourt Testing businesses saw underlying revenues 8% ahead, driven by good growth from new and existing state contracts and successful new educational and clinical assessment publishing. Operating margins increased through significant process improvements following relocation of the business to new facilities in the prior year, and underlying operating profits were 25% higher.

The Harcourt Education International business saw flat revenues, before acquisitions. Strong growth from successful new publishing in the UK secondary schools market was offset by a weaker UK primary schools market, following a strong prior year of significant curriculum change, and lower academic publishing sales. The Global Library business grew well with an expanded sales and marketing organisation. Underlying operating profits in the International business were 10% lower, due to the flat sales and investment in new publishing and sales and marketing.

Harcourt Education remains focused on delivering market leading textbook programmes and we are continuing to invest in expanding our curriculum range and in electronic learning resources. In Testing we have now launched a major new edition of the Stanford Achievement Test series which combines the power of well established norm referencing tests with the flexibility to adapt to individual state criteria. Our online testing capabilities are developing well and positioned for market growth.

In 2003, the US schools market is expected to see some recovery despite continuing state budget pressures through the benefit of additional federal funding and more state adoption revenues available. We have strong publishing programmes across our businesses to address these opportunities. In Testing, revenue growth will be held back by the non-renewal of the California state testing contract but this will have only a limited impact on planned profit growth. Our cost savings programmes and continuing integration benefits should deliver further margin improvement whilst we continue to increase investment in new publishing and electronic learning. The longer term growth opportunities in Harcourt Education remain very attractive.

Turnover by business Harcourt Education


US Schools & Testing
£846m/€1,345m
International
£147m/€234m

Turnover £ STERLING


£159m
£181m
£202m
£579m
£993m
98
99
00
01
02

Turnover € EURO


€237m
€275m
€331m
€932m
€1,579m
98
99
00
01
02

BUSINESS

	2002 £m	2001 £m	2002 €m	2001 €m	% change at constant currencies
Turnover					
Reed Business Information					
US	**438**	593	**696**	955	-23%
UK	**241**	260	**383**	419	-7%
Continental Europe	**256**	263	**407**	423	-4%
Reed Exhibitions	**425**	446	**676**	718	-4%
Other	**23**	65	**37**	105	
	1,383	1,627	**2,199**	2,620	-14%
Adjusted operating profit	**234**	247	**372**	398	-4%
Operating margin	**16.9%**	15.2%	**16.9%**	15.2%	1.7pts

The Business division, now branded Reed Business, had another year of significant outperformance in a very difficult market, through building share, managing yields, and action to further reduce costs. The sector and geographic spread of the business, its market leading positions and revenue mix helped mitigate the weakness in advertising markets.

Underlying revenues were 6% lower than in the prior year reflecting persistent weak advertising markets worldwide, although the rate of decline year on year slowed significantly in the second half. The US business was most affected, whilst, in Europe, subscription revenues to an extent mitigated the advertising decline. The Exhibitions business, although affected by late cycle pressures in its markets, saw revenues only slightly lower than the prior year. Underlying operating profits increased by 2% as a result of the cost actions taken across the businesses. Reported revenues and adjusted operating profits at constant exchange rates were down 14% and 4% respectively reflecting the sale of the travel publishing businesses and other non-core businesses in 2001.

In the US, Reed Business Information saw revenues, excluding disposals, 12% lower than the prior year. Magazine advertising markets in general remained depressed, although the rate of decline slowed considerably across the year. Improvement in some markets, most notably Entertainment, and growth in Construction data subscription services was more than offset by declines in Manufacturing, Electronics and Telecoms. Despite the revenue decline, underlying operating profits have risen by 15% reflecting the significant action taken to reduce costs, both as a response to the current market environment and as part of a longer term drive to improve US margins.

In the UK, Reed Business Information revenues, excluding disposals, were 6% lower with reductions in display and recruitment advertising, particularly in the Technology and Air Transport sectors. The Agricultural titles recovered from the low point last year during the foot and mouth crisis and the Social Services sector performed strongly. Online revenues grew over 20% with the continuing success of subscription services and online directories. Cost actions restricted the decline in underlying profits to 4%, representing a small improvement in operating margin.

In Continental Europe, Reed Business Information saw revenues, excluding acquisitions and disposals, down 2%, whilst underlying operating profits were 6% ahead. Strong market share gains and the resilience of subscription income mitigated to a large extent the decline in advertising markets. Performance in individual sectors was mixed, with the Hospitality, Regulatory and HR sectors in the Netherlands performing particularly well, whereas there were significant declines in Management titles and Training serving the SME market. The operations in Belgium were closed with the pan European Electronics titles relocated to France. Operating margins improved through continuing action to reduce costs.

At Reed Exhibitions, underlying revenues were 1% lower, excluding acquisitions and disposals, whereas operating profits were held to the level of the prior year with some benefit from the cycling of non-annual shows and through tight cost management. Growth in Asia Pacific and in the majority of the North American shows was offset by weakness

Turnover by business Reed Business


US £438m/€696m
UK £241m/€383m
Continental Europe £256m/€407m
Reed Exhibitions £425m/€676m
Other £23m/€37m

Turnover £ STERLING


£1,434m
£1,470m
£1,672m
£1,627m
£1,383m
98
99
00
01
02

Turnover € EURO


€2,134m
€2,235m
€2,742m
€2,620m
€2,199m
98
99
00
01
02

in the US manufacturing sector and in Europe particularly in the international shows. The resilience of the Exhibitions business is a reflection of the market leading positions of our shows and the sector and geographic spread of the business, and we continue to launch new shows exploiting proven concepts across markets.

The outlook for Reed Business in 2003 remains uncertain, with a global economic recovery elusive. A modest decline in underlying revenues might be expected, absent any further marked deterioration in economic conditions, given the drift in advertising markets and the net adverse impact this year of the cycling of non-annual exhibitions. Some further improvement in margins, from tight cost control and the actions taken in 2002, should help mitigate the effect on profitability. The outlook in the longer term remains positive. As economic conditions improve, the business should benefit significantly from the market share gains achieved and gearing off a lower cost base.

FINANCIAL REVIEW

REED ELSEVIER COMBINED BUSINESSES

	2002 £m	2001 £m	2002 €m	2001 €m	Change at constant currencies %
Reported figures					
Turnover	**5,020**	4,560	**7,982**	7,342	13%
Operating profit	**507**	391	**806**	630	29%
Profit before taxation	**289**	275	**460**	442	2%
Net borrowings	**2,732**	3,229	**4,180**	5,296	
Adjusted figures					
Operating profit	**1,133**	990	**1,801**	1,594	17%
Operating margin	**23%**	22%	**23%**	22%	1pt
Profit before taxation	**927**	848	**1,474**	1,365	11%
Operating cash flow	**1,010**	1,006	**1,606**	1,620	2%
Operating cash flow conversion	**89%**	102%	**89%**	102%	
Interest cover (times)	**5.5**	7.0	**5.5**	7.0	

Adjusted figures, which exclude the amortisation of goodwill and intangible assets and exceptional items, are used by Reed Elsevier as additional performance measures. A reconciliation between the reported and adjusted figures is provided in note 10 to the combined financial statements.

REED ELSEVIER COMBINED BUSINESSES

Profit & Loss

The **reported profit before tax** for the Reed Elsevier combined businesses, after the amortisation of goodwill and intangible assets and exceptional items, was £289m/€460m, which compares with a reported profit of £275m/€442m in 2001. The increase reflects higher underlying operating profits, less the full year effect of financing and goodwill and intangible asset amortisation of the Harcourt businesses, acquired in July 2001, as well as dilution from other 2001 acquisitions and disposals. The **reported attributable profit** of £181m/€288m increased against a reported attributable profit of £126m/€202m in 2001 and includes exceptional prior year tax credits.

Turnover increased by 10% expressed in sterling to £5,020m, by 9% expressed in euros to €7,982m, and by 13% at constant exchange rates. This included a £1,269m/€2,018m full year contribution from the acquired Harcourt businesses. Underlying revenue growth, including the Harcourt acquired businesses on a proforma basis, was 1% at constant exchange rates, or 4% before taking into account the decline in Business division revenues driven by the global economic slowdown. The acquired Harcourt businesses saw proforma revenue growth of 4% over 2001, with 6% in Science & Medical and 2% in Education, a strong performance against the market.

Adjusted operating profits, excluding the amortisation of goodwill and intangible assets and exceptional items, were up 14% expressed in sterling at £1,133m, up 13% expressed in euros at €1,801m, and up 17% at constant exchange rates. This included a £277m/€440m full year contribution from the acquired Harcourt businesses. Underlying adjusted operating profit growth, including the Harcourt acquired businesses on a proforma basis, was 8%, or 9% excluding the Business division. The acquired Harcourt businesses saw proforma adjusted operating profit growth of approximately 10%, with 14% in Science & Medical and 6% in Education.

Adjusted operating margins improved by 0.9 percentage points to 22.6%. Dilution of the margin from the lower margin of the acquired businesses and the impact of disposals was more than offset by an underlying improvement of 1.5 percentage points reflecting the cost actions taken and the benefits of the Harcourt integration.

The **amortisation charge** for intangible assets and goodwill amounted to

£527m/€838m, up £26m/€32m on the prior year, including a full year's amortisation of the acquired Harcourt assets partly offset by currency translation effects. The average remaining useful life of goodwill and intangible assets at 31 December 2002 was 25 years.

Exceptional items showed a pre-tax charge of £111m/€176m, comprising, £57m/€90m of Harcourt and other acquisition integration and related costs, £42m/€67m in respect of restructuring actions taken principally in response to the global economic slowdown, and a £12m/€19m net loss on disposal of businesses and fixed asset investments. During 2002, over 1,500 positions have been eliminated through restructuring, most particularly within the Business division. Additionally, over 400 positions were eliminated in the year in the Harcourt integration process. After a tax credit of £122m/€194m arising on the exceptional costs and in respect of prior year disposals, exceptional items showed a post-tax gain of £11m/€18m. This compares with a net post-tax exceptional credit of £9m/€13m in 2001.

Net interest expense, at £206m/€327m, was £64m/€98m higher than in the prior year, reflecting a full year's financing cost for the Harcourt acquisition, in part offset by the benefit of the 2001 free cash flow, lower interest rates and currency translation. Net interest cover on an adjusted basis was 5.5 times.

Adjusted profits before tax, before the amortisation of goodwill and intangible assets and exceptional items, at £927m/€1,474m, were up 9% expressed in sterling and up 8% expressed in euros. At constant exchange rates, adjusted profits before tax were up 11%. The slightly lower growth at reported rates reflects currency translation effects from the year on year US dollar weakness. Dilution from acquisitions other than Harcourt and from disposals made in 2001 was 3% reflecting the investment at Classroom Connect and Courtlink and the loss of contribution from the travel publishing and other businesses sold. This was offset by the effect of including a full twelve months of the acquired Harcourt businesses.

The **effective tax rate** on adjusted earnings was unchanged at 26.3%. The **adjusted profit attributable to shareholders** of £682m/€1,084m was up 9% expressed in sterling, 8% expressed in euros, and 11% at constant exchange rates.

Cash flows and debt

Adjusted operating cash flow, before exceptional items, was £1,010m/€1,606m representing an 89% conversion rate of adjusted operating profits into cash. This compares with a conversion rate in 2001 of 102% which was significantly flattered by the seasonality of the acquired Harcourt businesses which strongly favours the second half. Excluding the acquired Harcourt businesses, the conversion rate was approximately 93%, up 8 percentage points on the prior year, reflecting tight management of working capital and capital expenditure. Capital expenditure in the year amounted to £179m/€285m and depreciation was £136m/€216m, both similar to the prior year.

Free cash flow – after interest, taxation and dividends but before acquisition spend and exceptional receipts and payments – was £378m/€601m, compared to £459m/€738m in 2001 which benefited from the seasonal weighting of the Harcourt cashflows to the post-acquisition period. Net exceptional cash inflows of £7m/€11m include £106m/€169m proceeds from disposals of businesses and fixed asset investments and £20m/€32m of reduced tax payments, less exceptional acquisition related and restructuring payments of £119m/€190m.

In 2002, **acquisitions** were made for a total consideration of £99m/€157m, including £9m/€14m deferred to future years and after taking account of net cash acquired of £4m/€6m. An amount of £101m/€161m was capitalised as goodwill and intangible assets. Deferred consideration paid in respect of prior year acquisitions and payment of change of control and other non operating liabilities assumed on the acquisition of Harcourt totalled £94m/€150m. The 2002 acquisitions contributed £5m/€8m to adjusted operating profit in the year and added £3m/€5m to operating cash flow.

Net borrowings at 31 December 2002 were £2,732m/€4,180m, a decrease of £497m in sterling and €1,116m in euros since 31 December 2001, reflecting the free cash flow less acquisition spend, and favourable exchange translation effects from a weaker US dollar.

Gross borrowings at 31 December 2002 amounted to £3,302m/€5,052m, denominated mostly in US dollars, and were partly offset by cash balances totalling £570m/€872m invested in short term deposits and marketable securities. A total of 74% of Reed Elsevier's gross borrowings were at fixed rates, including £1,415m/€2,165m of floating rate debt fixed through the use of interest rate derivatives, and had a weighted average interest coupon of 6.4% and an average remaining life of 7.4 years.

TREASURY POLICIES

The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and

Turnover by business segment


Science & Medical 26%
Legal 27%
Education 20%
Business 27%

Turnover by geographical market


North America 64%
United Kingdom 11%
The Netherlands 4%
Rest of Europe 13%
Rest of World 8%

Turnover by source


Subscriptions 38%
Circulation 30%
Advertising 14%
Exhibitions 9%
Other 9%

Reed Elsevier NV shareholders in the formulation of treasury policies.

Financial instruments are used to finance the Reed Elsevier business and to hedge transactions. Reed Elsevier's businesses do not enter into speculative transactions. The main risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The boards of the parent companies agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below and remained broadly unchanged during 2002.

Funding

Reed Elsevier develops and maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier Group plc's US operations means that the majority of debt is denominated in US dollars and is raised in the US debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier's policy is that no more than US$1,000m of long term debt should mature in any 12-month period. In addition, minimum levels of net debt with maturities over three years and five years are specified, depending on the level of the total borrowings and the level of interest cover.

After taking account of the maturity of committed bank facilities that back short term borrowings, at 31 December 2002, 15% of debt after utilising available cash resources matures in December of the first year, nil in the second year, 19% in the third year, 29% in the fourth and fifth years, 23% in five to ten years, and 14% beyond ten years.

At 31 December 2002, Reed Elsevier had access to US$3,500m (2001: US$3,500m) of committed bank facilities, of which US$101m was drawn. These facilities principally provide back up for short term debt but also security of funding for future acquisition spend in the event that commercial paper markets are not available. Of the total committed facilities, US$2,860m expires in December of 2003 (2001: US$360m within one year), US$nil (2001: US$2,500m) within one to two years, and US$640m (2001: US$640m) within two to three years. Arrangements are in hand to put in place appropriate facilities to replace those expiring in December 2003.

Interest rate exposure management

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of net interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At 31 December 2002, approximately 95% of Reed Elsevier's net debt was denominated in US dollars on which approximately 80% of forecast net interest expense was fixed or capped for the next three years. This fixed or capped percentage reduces thereafter over time, with all interest rate derivatives and approximately two thirds of fixed rate term debt having matured by the end of 2009 and 2011 respectively.

At 31 December 2002, fixed rate term debt (not swapped back to floating rate) amounted to US$1.6bn and had a weighted average life remaining of 14.3 years (31 December 2001: 19.7 years) and a weighted average interest coupon of 7.0%. Interest rate derivatives in place at 31 December 2002 which fix or cap the interest cost on an additional US$2.1bn (2001: US$2.0bn) of variable rate US dollar debt, have a weighted average maturity of 2.2 years (2001: 2.6 years) and a weighted average interest rate of 5.9%.

Foreign currency exposure management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of the parent companies. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the commercial situation of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts.

At the year-end, the amount of outstanding foreign exchange cover in respect of future transactions was £0.7bn/€1.1bn.

Use of adjusted operating cash flow


Free cash flow after dividends £378m/€601m
Taxation £154m/€245m
Dividends £273m/€434m
Net interest £205m/€326m

Currency profile – 2002 adjusted pre-tax profit


Sterling 21%
US Dollar 44%
Euro 30%
Other 5%

Currency profile – 2002 net cash/borrowings


£189m €289m
Euro
Other
0
US Dollar
Sterling
£41m €63m
£259m €396m
£2,621m €4,010m

European Economic and Monetary Union

On 1 January 2002, the euro fully replaced the local currencies of the 12 European countries now participating in European Economic and Monetary Union ("EMU"). The Netherlands is a participant; the United Kingdom is not.

The implications for Reed Elsevier businesses have been low relative to many other multinational European companies. This is because Reed Elsevier's businesses principally price in the local currency of the country in which they operate and have limited cross border trade, with the significant exception of the Science & Medical business, which already published global prices. As a result, the most significant issue arising was the timing of euro based marketing and invoicing and the transfer to euro denominated business and financial systems. In this respect, during 2002, Reed Elsevier businesses were able to accommodate the euro without significant difficulty.

ELSEVIER REED FINANCE BV

Structure

Elsevier Reed Finance BV, the Dutch resident parent company of the Elsevier Reed Finance BV group ("ERF"), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance and insurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA ("EFSA"), Elsevier Properties SA ("EPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

Activities

EFSA, EPSA and ERSA each focus on their own specific area of expertise.

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc's businesses operating in Continental Europe, South America, the Pacific Rim and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions and product development and manages cash pools and investments on their behalf.

EPSA is responsible for the exploitation of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.

Major Developments

During the year, net additional loans were made to Reed Elsevier Group plc businesses in the US of US$319m and in Europe of €56m to finance acquisitions and other investments.

EFSA continued to diversify its sources of funding in 2002 with an additional US$250m of term debt raised through bilateral term loans and private placements.

EFSA continued to advise Reed Elsevier Group plc businesses on the treasury implications of the introduction of the euro and all euro transfer programmes progressed according to plan, with no major issues arising following the conversion in January 2002. EFSA also organised bank tenders in several European and Asian countries and implemented cash-pooling arrangements. EFSA provided specialist advice concerning the management of interest exposures and also advised Reed Elsevier Group plc companies in Europe on the establishment of collection mechanisms for payments arising from internet services. The volume of foreign exchange dealt by EFSA during 2002 amounted to approximately US$1.3bn equivalent.

The average balance of cash under management, on behalf of Reed Elsevier Group plc and its parent companies, was approximately US$0.4bn.

Liabilities and assets

At the end of 2002, 90% (2001: 91%) of ERF's gross assets were held in US dollars and 10% (2001: 9%) in euros, including US$7.1bn (2001: US$6.8bn) and €0.8bn (2001: €0.7bn) in loans to Reed Elsevier Group plc subsidiaries.

Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of US$0.6bn and short term debt of US$1.5bn backed by committed bank facilities. Term debt is derived from a Swiss domestic public bond issue, bilaterial term loans and private placements. Short term debt is primarily derived from euro and US commercial paper programmes.

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV		
	2002 £m	2001 £m	% change	**2002 €m**	2001 €m	% change
Reported profit attributable	**89**	61		**144**	101	
Adjusted profit attributable	**361**	330	9%	**542**	503	8%
Average exchange rate €:£	**1.59**	1.61		**1.59**	1.61	
Reported earnings per share	**7.0p**	4.8p		**€0.18**	€0.13	
Adjusted earnings per share	**28.5p**	26.1p	9%	**€0.69**	€0.64	8%
Dividend per share	**11.2p**	10.5p	7%	**€0.30**	€0.30	–

The results of Reed Elsevier PLC reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% interest in Reed Elsevier NV. Both parent companies equity account for their respective interests in the Reed Elsevier combined businesses. Adjusted figures, excluding the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures and are reconciled to the reported figures in the notes to the respective financial statements.

PARENT COMPANIES

Profit and loss account

Adjusted earnings per share, measured before the effect of amortisation of goodwill and intangible assets and exceptional items, for Reed Elsevier PLC were 28.5p, up 9% on the previous year, and for Reed Elsevier NV were €0.69, an increase of 8%. The difference in percentage change is entirely attributable to the impact of currency movements on the translation of reported results. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 11% over the previous year.

After their share of the charge in respect of goodwill and intangible asset amortisation and of the exceptional items credit, the **reported earnings per share** of Reed Elsevier PLC after tax credit equalisation and Reed Elsevier NV were 7.0p and €0.18 respectively, compared to 4.8p and €0.13 in 2001.

Dividends

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation – as defined in the Reed Elsevier merger agreement – is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

The board of Reed Elsevier PLC has proposed a final dividend of 8.0p, giving a total dividend of 11.2p for the year, up 7% on 2001. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.21. This results in a total dividend of €0.30 for the year, the same as in 2001. The difference in percentage growth is attributable to the strengthening of the euro relative to sterling since the prior year dividend declaration dates.

Dividend cover for Reed Elsevier PLC, using adjusted earnings before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, was 2.5 times, and for Reed Elsevier NV was 2.3 times. Measured for the combined businesses on a similar basis, dividend cover was 2.4 times compared with 2.3 times in 2001.

Structure and Corporate Governance

STRUCTURE

Corporate structure
Reed Elsevier came into existence in January 1993, when Reed Elsevier PLC (previously named Reed International P.L.C.) and Reed Elsevier NV (previously named Elsevier NV) contributed their businesses to two jointly owned companies, Reed Elsevier Group plc (previously named Reed Elsevier plc), a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York, and Reed Elsevier NV's securities are listed in Amsterdam and New York.

Equalisation arrangements
Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between the two companies at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV.

Under the equalisation arrangements, Reed Elsevier PLC shareholders have a 52.9% economic interest in Reed Elsevier, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, except in exceptional circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

CORPORATE GOVERNANCE

Compliance with codes of best practice
The boards of Reed Elsevier PLC and Reed Elsevier NV support the principles of corporate governance set out in the Combined Code – the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority ("the Combined Code"), and corporate governance best practice in The Netherlands such as the recommendations of the Peters Committee. The boards have implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchanges of the United Kingdom and The Netherlands. The effect of this is that an obligation applying to one will, where practicable and not in conflict, also be observed by the other. Reed Elsevier PLC, which has its primary listing on the London Stock Exchange, has complied throughout the period under review with the provisions of Section 1 of the Combined Code. Reed Elsevier NV which has its primary listing on Euronext in Amsterdam, has complied throughout the period under review with the listing rules of Euronext in Amsterdam, and best custom and practice appropriate to internationally focused Dutch companies, such as recommended by the Peters Committee.

The ways in which the relevant principles of corporate governance are applied and complied with within Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV are described below.

During the period under review the boards of Reed Elsevier PLC and Reed Elsevier NV established a joint Corporate Governance Committee with responsibility for reviewing ongoing developments and best practice in corporate governance.

Reed Elsevier PLC and Reed Elsevier NV participate in regular dialogue with institutional shareholders, and presentations on the Reed Elsevier combined businesses are made after the announcement of the interim and full year results. A trading update is provided at the respective Annual General Meetings of the two companies, and near the end of the financial year. The Annual General Meetings provide an opportunity for the boards to communicate with individual shareholders. The Chairman, Chief Executive Officer, the Chairmen of the board committees and other directors are available to answer questions from shareholders. The interim and annual results announcements and presentations, together with other important announcements concerning Reed Elsevier, are made available on the Reed Elsevier website (www.reedelsevier.com).

BOARDS

The boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV each comprise a balance of executive and non-executive directors who bring a wide range of skills and experience to the deliberations of the boards. During the year the Reed Elsevier PLC and Reed Elsevier NV boards each met four times, the board of Elsevier Reed Finance BV met three times, and the board of Reed Elsevier Group plc met six times.

The boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. Subject to approval by the respective shareholders, all the directors of Reed Elsevier Group plc are also directors of Reed Elsevier PLC and of Reed Elsevier NV. No individual may be appointed to the boards of Reed Elsevier PLC, Reed Elsevier NV or Reed Elsevier Group plc unless recommended by the joint Nominations Committee, although the Reed Elsevier PLC and Reed Elsevier NV shareholders maintain their rights to appoint individuals to their respective boards, in accordance with the provisions of the Articles of Association of those companies.

On appointment, directors receive training appropriate to their level of previous experience. All directors have access to the services of the respective company secretaries and may take independent professional advice in the furtherance of their duties, at the relevant company's expense.

The boards consider all of the non-executive directors of Reed Elsevier PLC and Reed Elsevier NV to be independent, with the exception of Steven Perrick, who is a partner in Freshfields Bruckhaus Deringer, an international firm of advisers which provides legal advice to Reed Elsevier.

All Reed Elsevier PLC and Reed Elsevier NV directors are subject to retirement at least every three years, and are able then to make themselves available for re-election by shareholders at the respective Annual General Meetings.

As a general rule, non-executive directors of Reed Elsevier PLC and members of the Reed Elsevier NV supervisory board serve on the respective board for a maximum period of ten years.

Reed Elsevier PLC

The Reed Elsevier PLC board consists of five executive directors: Crispin Davis (Chief Executive Officer), Mark Armour (Chief Financial Officer), Gerard van de Aast, Derk Haank and Andrew Prozes, and six non-executive directors: Morris Tabaksblat (Chairman), John Brock, Roelof Nelissen, Steven Perrick, Lord Sharman and Rolf Stomberg (senior independent non-executive director).

At the Reed Elsevier PLC Annual General Meeting to be held on 8 April 2003, Mark Armour, Roelof Nelissen, Steven Perrick and Andrew Prozes will retire by rotation as directors. Being eligible, Mark Armour and Andrew Prozes will offer themselves for re-election. Roelof Nelissen and Steven Perrick will not be seeking re-election. At the Annual General Meeting resolutions will also be submitted proposing the appointment of Patrick Tierney as an executive director, and Mark Elliott, Cees van Lede and David Reid as non-executive directors.

Reed Elsevier NV

Reed Elsevier NV has a two-tier board structure comprising a supervisory board of seven members, all of whom are non-executives, and an executive board of five members. The members of the supervisory board are Morris Tabaksblat (Chairman), Dien de Boer-Kruyt, John Brock, Roelof Nelissen, Steven Perrick, Lord Sharman and Rolf Stomberg. The executive board comprises Crispin Davis (Chief Executive Officer), Mark Armour (Chief Financial Officer), Gerard van de Aast, Derk Haank and Andrew Prozes.

At the Reed Elsevier NV Annual General Meeting to be held on 9 April 2003, Dien de Boer-Kruyt, Roelof Nelissen and Steven Perrick will retire by rotation as members of the supervisory board, and Mark Armour and Andrew Prozes will retire by rotation as members of the executive board. Being eligible, Mark Armour, Dien de Boer-Kruyt and Andrew Prozes will offer themselves for re-election. Roelof Nelissen and Steven Perrick will not be seeking re-election. At the Annual General Meeting resolutions will also be submitted proposing the appointment of Patrick Tierney as a member of the executive board and Mark Elliott, Cees van Lede and David Reid as members of the supervisory board.

Biographical information in respect of Dien de Boer-Kruyt, the member of the Reed Elsevier NV supervisory board who does not serve on the Reed Elsevier PLC and Reed Elsevier Group plc boards, appears on page 11 of the Annual Review and Summary Financial Statements.

Reed Elsevier Group plc

The Reed Elsevier Group plc board consists of five executive directors and six non-executive directors. Biographical information in respect of the members of the board appears on pages 10 and 11 of the Annual Review and Summary Financial Statements.

Elsevier Reed Finance BV

The supervisory board of Elsevier Reed Finance BV comprises Roelof Nelissen (Chairman), Mark Armour, Dien de Boer-Kruyt and Steven Perrick, with the management board consisting of Willem Boellaard and Jacques Billy. Appointments to the supervisory and management boards are made by the shareholders, in accordance with the company's Articles of Association.

COMMITTEES

Audit Committees

Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have established Audit Committees which comprise only non-executive directors, the majority of whom are independent. The committees, which meet regularly, are chaired by Lord Sharman, the other members being John Brock, Steven Perrick, Rolf Stomberg and Roelof Nelissen. Messrs Brock and Stomberg were appointed to the committees in December 2002. The committees are responsible for reviewing matters relating to the financial affairs of the respective companies, internal control policies and the internal and external audit programmes. This includes, for example, reviewing accounting policies, compliance with accounting standards and other statutory requirements, and matters relating to risk management and the effectiveness of internal controls. The committees are also responsible for the selection of auditors, and making an annual assessment of the effectiveness of the audit and the auditors' independence, prior to making a recommendation to the boards in respect of the reappointment of the auditors. The committees approve the fees for the audit and, in addition, now pre-approve the provision of all non-audit services by the auditors. The amounts paid to the auditors both for audit and non-audit services, together with a description of the services provided, appears on page 38. The director of internal audit and senior representatives of the external auditors attend meetings of the committees.

Corporate Governance Committee

Reed Elsevier PLC and Reed Elsevier NV have established a joint Corporate Governance Committee, wholly comprising non-executive directors, the majority of whom are independent. The Committee is chaired by Morris Tabaksblat, the other members being Dien de Boer-Kruyt, John Brock, Roelof Nelissen, Steven Perrick, Lord Sharman and Rolf Stomberg. In addition to reviewing ongoing developments and best practice in corporate governance, the Committee is also responsible for recommending the structure and operation of the various committees of the boards and the qualifications and criteria for membership of each committee, including the independence of members of the boards.

The Committee met during the period under review to assess the performance of individual directors and the functioning and constitution of the boards.

Nominations Committee

Reed Elsevier PLC and Reed Elsevier NV have established a joint Nominations Committee, comprising a majority of non-executive directors. The Committee is chaired by Morris Tabaksblat, the other members being Crispin Davis, Steven Perrick and Rolf Stomberg. The committee meets regularly and its terms of reference include assuring board succession and making recommendations to the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc concerning the appointment or reappointment of directors to, and the retirement of directors from, those boards.

In conjunction with the Chairman of the Reed Elsevier Group plc Remuneration Committee and external consultants, the committee is also responsible for developing proposals for the remuneration and fees for new directors.

Remuneration Committee

Reed Elsevier Group plc has established a Remuneration Committee which comprises only independent non-executive directors. The committee, which meets regularly, is chaired by Rolf Stomberg, the other members being John Brock and Roelof Nelissen.

The committee is responsible for recommending to the board the remuneration in all its forms of executive directors of Reed Elsevier Group plc, and provides advice to the Chief Executive Officer on the remuneration of executives at a senior level below the board.

The fees of non-executive directors are determined by each of the boards as a whole.

A Directors' Remuneration Report, which has been approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV, appears on pages 16 to 23. This report also serves as disclosure of the directors' remuneration and interests in shares of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV.

Strategy Committee

Reed Elsevier Group plc has established a Strategy Committee, comprising a majority of independent non-executive directors. The Committee is chaired by Morris Tabaksblat, the other members being Crispin Davis, John Brock and Lord Sharman. The committee meets regularly and its terms of reference include reviewing the major features of the strategy proposed by the Chief Executive Officer, and subsequently recommending the proposed strategy to the board. The committee is also responsible for reviewing any acquisition or investment, which would have major strategic or structural implications for Reed Elsevier Group plc.

INTERNAL CONTROL

Parent companies

The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. They approve the strategies and annual budgets of each company, and receive regular reports on their operations, including their treasury and risk management activities.
The boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. Major transactions proposed by the boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the boards of both Reed Elsevier PLC and Reed Elsevier NV.

The Reed Elsevier PLC and Reed Elsevier NV Audit Committees meet on a regular basis to review the systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV.

Operating companies

The board of Reed Elsevier Group plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their system of internal control. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating and managing the significant risks faced by their respective businesses. This process has been in place throughout the year ended 31 December 2002 and up to the date of the approvals of the Annual Reports and Financial Statements.

Reed Elsevier Group plc

Reed Elsevier Group plc has an established framework of procedures and internal controls, which is set out in a group Policies and Procedures Manual, and with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control, which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The board of Reed Elsevier Group plc has adopted a schedule of matters that are required to be brought to it for decision.

Each business group has identified and evaluated its major risks, the controls in place to manage those risks and the level of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel.

The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the Strategy Committee. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

The Reed Elsevier Group plc Audit Committee receives regular reports on the management of material risks and reviews these reports with executive management. The Audit Committee also receives regular reports from both internal and external auditors on internal control matters. In addition, each Business Group is required, at the end of the financial year, to review the effectiveness of its internal controls and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the board on any significant internal control matters arising.

Elsevier Reed Finance BV

Elsevier Reed Finance BV has established policy guidelines, which are applied for all Elsevier Reed Finance BV companies. The boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the boards. The internal control system of Elsevier Reed Finance BV is reviewed each year by its external auditors.

Annual review

As part of the year end procedures, the boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV have reviewed the effectiveness of the systems of internal control during the last financial year.

Directors' Remuneration Report

This report has been prepared by the Remuneration Committee (the "Committee") of Reed Elsevier Group plc and approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV. The report complies with the UK Directors' Remuneration Report Regulations 2002. Information relating to the emoluments of the directors on pages 18 to 20 and directors' interests in share options on pages 21 and 22 has been audited.

REMUNERATION COMMITTEE

The Committee is responsible for recommending to the boards the remuneration (in all its forms), and the terms of the service contracts and all other terms and conditions of employment of the executive directors, and for providing advice to the Chief Executive Officer on major policy issues affecting the remuneration of executives at a senior level below the board.

The Committee is chaired by Rolf Stomberg and throughout 2002 consisted wholly of independent non-executive directors: John Brock, Roelof Nelissen and Rolf Stomberg.

The Committee has appointed Towers Perrin, an external consultancy which has wide experience of executive remuneration in multinational companies, to advise in developing its performance-related remuneration policy. Towers Perrin also provides actuarial and other Human Resources consultancy services direct to some Reed Elsevier companies.

In addition to Towers Perrin, the following provided material advice or services to the Committee during the year: Jean-Luc Augustin, Human Resources Director; Christopher Thomas, Director, Compensation and Benefits; and Crispin Davis, Chief Executive Officer.

COMPLIANCE WITH THE BEST PRACTICE PROVISIONS

The Committee has complied with Schedule A of the Combined Code – the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority (the "Combined Code"), during 2002.

In relation to disclosure of directors' remuneration, Reed Elsevier PLC, a UK company listed on the London Stock Exchange, has complied with Schedule B of the Combined Code.

REMUNERATION POLICY

The remuneration policy, which also applies to the 2003 financial year and future years, is as follows:

In determining its policy on senior executive remuneration, including that of the directors, the Committee's principal objectives are to attract, retain and motivate people of the highest calibre and experience needed to shape and execute the strategy and deliver shareholder value in the context of an ever more competitive and increasingly global employment market.

The Committee also has regard to, and balances as far as is practicable, the following objectives:

(i) to ensure that it maintains a competitive package of pay and benefits, commensurate with comparable packages available within other leading multinational companies operating in global markets;

(ii) to provide a consistent approach towards senior executives, including the directors, irrespective of geographical location;

(iii) to ensure that it encourages enhanced performance by directors and fairly recognises the contribution of individual directors to the attainment of the results of Reed Elsevier, whilst also encouraging a team approach which will work towards achieving the long term strategic objectives of Reed Elsevier; and

(iv) to link reward to individual directors' performance and company performance so as to align the interests of the directors with the shareholders of the parent companies.

In order to meet the above objectives, the remuneration of executive directors comprises a balance between "fixed" remuneration and "variable performance-related" incentives. The policy is that target performance-related incentives for executive directors should equate to approximately 70% of total remuneration. Remuneration consists of the following elements:

- Base salary, which is based on comparable positions in leading multinational businesses of similar size and complexity. Salaries are reviewed annually by the Committee.
- A variable annual cash bonus, based on achievement of stretching revenue, profit and cash driven targets and individual performance-related targets. Targets are set at the beginning of the year by the Committee. Effective from January 2003 the Committee has adopted a policy of common levels for both annual and longer term incentives for executive directors, reflecting the global nature of the role of each director. As a consequence, from 2003 the annual bonus payable to a director will be 72% of basic salary at target and 90% at maximum.
- A bonus investment plan, introduced in 2002, under which directors and other senior executives are able to have up to one half of their annual bonus paid in Reed Elsevier PLC/Reed Elsevier NV shares. Subject to remaining in employment, at the end of a three year period, the participants will be awarded an equivalent number of Reed Elsevier PLC/Reed Elsevier NV shares.
- Share options, where the directors and other senior executives are granted options annually over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price at the date of grant. The Committee approves the grant of any option and sets performance conditions attaching to options.
- A longer term incentive arrangement ("LTIP") under which a one-off grant of options of between 10 and 20 times salary was made during 2000 to 40 senior executives. The options were granted at market value at the date of grant, and are exercisable after five years, subject to the achievement of highly demanding performance conditions.
- Post-retirement benefits, which comprise only pensions, where different retirement schemes apply depending on local competitive market practice, length of service and age of the director. The only element of remuneration that is pensionable is base salary.

RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

The directors of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV are required to prepare financial statements as at the end of each financial period, which give a true and fair view of the state of affairs, and of the profit or loss, of the respective companies and their subsidiaries, joint ventures and associates. They are responsible for maintaining proper accounting records, for safeguarding assets, and for taking reasonable steps to prevent and detect fraud and other irregularities. The directors are also responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable.

Applicable accounting standards have been followed and the Reed Elsevier combined financial statements, which are the responsibility of the directors of Reed Elsevier PLC and Reed Elsevier NV, are prepared using accounting policies which comply with both UK and Dutch Generally Accepted Accounting Principles.

US CERTIFICATIONS

As required by section 302 of the US Sarbanes-Oxley Act and by related rules issued by the US Securities and Exchange Commission, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and of Reed Elsevier NV certify in the respective Annual Reports 2002 on Form 20-F filed with the Commission that they are responsible for establishing and maintaining disclosure controls and procedures and that they have:

- designed such disclosure controls and procedures to ensure that material information relating to Reed Elsevier is made known to them;
- evaluated the effectiveness of Reed Elsevier's disclosure controls and procedures;
- based on their evaluation, disclosed to the Audit Committees and the external auditors all significant deficiencies in the design or operation of disclosure controls and procedures and any frauds, whether or not material, that involve management or other employees who have a significant role in Reed Elsevier internal controls; and
- presented in the Annual Reports on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures.

A Disclosure Committee, comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers, has been established to provide assurance to the Chief Executive Officer and Chief Financial Officer regarding their certifications.

GOING CONCERN

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

SERVICE CONTRACTS

Each of the executive directors has a service contract, the notice periods of which are described below:

M H Armour was appointed a director in July 1996. His service contract, which is dated 7 October 1996, is subject to English law and provides for a notice period of twenty-four months, which reflects the normal practice at the time of his appointment.

C H L Davis was appointed a director in September 1999. His service contract, which is dated 19 July 1999, is subject to English law and provides for a notice period of twelve months.

D J Haank was appointed a director in November 1999. His service contract, which is dated 15 November 1999, is subject to Dutch law and provides for six months' notice and, in the event of termination without cause by the company, eighteen months' salary and employer's pension contributions would be payable by way of liquidated damages.

A Prozes was appointed a director in August 2000. His service contract, which is dated 5 July 2000, is subject to New York law and provides that, in the event of termination without cause by the company, twelve months' base salary would be payable.

G J A van de Aast was appointed a director in December 2000. His service contract, which is dated 15 November 2000, is subject to English law and provides for a notice period of twelve months.

The notice periods in respect of individual directors have been reviewed by the Committee. The Committee believes that as a general rule for future contracts, the notice period should be twelve months, and that the directors should, subject to practice within the country in which the director is based, be required to mitigate their damages in the event of termination. The Committee will, however, have regard to local market conditions so as to ensure that the terms offered are appropriate to recruit and retain key executives operating in a global business.

EXTERNAL APPOINTMENTS

Executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies and may retain remuneration arising from such non-executive directorships. The Committee believes that Reed Elsevier can benefit from the broader experience gained by executive directors in such appointments.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

The remuneration of the non-executive directors is determined by the boards with the aid of external professional advice. Non-executive directors receive an annual fee and are reimbursed expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provisions, share options or other forms of benefit.

The non-executive directors do not have contracts of service.

EMOLUMENTS OF THE DIRECTORS

The emoluments of the directors of Reed Elsevier Group plc (including any entitlement to fees or emoluments from either Reed Elsevier PLC, Reed Elsevier NV or Elsevier Reed Finance BV) were as follows:

(a) Aggregate emoluments

	£000		€000	
	2002	2001	**2002**	2001
Salaries and fees	**3,009**	2,790	**4,784**	4,492
Benefits	**91**	75	**145**	121
Annual performance-related bonuses	**1,453**	1,056	**2,310**	1,700
Pension contributions	**267**	218	**425**	351
Pension to former director	**231**	241	**368**	388
Total	**5,051**	4,380	**8,032**	7,052

No compensation payments have been made for loss of office or termination in 2001 and 2002.

At the forthcoming Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV authority will be sought to implement a new longer term incentive compensation structure for directors and other executives. Subject to approval by shareholders, the new structure will be available for use with effect from 2004. The first part of the proposal relates to a new share option scheme for approximately 1,300 participants, to replace the present scheme which was introduced in 1993. This scheme would grant options annually over shares in Reed Elsevier PLC and Reed Elsevier NV at market value, with the level of shares capable of being granted determined by earnings per share growth in the three years prior to grant. The second part of the proposal relates to a new LTIP for approximately 40 senior executives, including directors, who can most directly affect the performance of Reed Elsevier. Awards under the LTIP would consist of a conditional award of shares and the grant of ten year options at market value, split approximately equally based on implied values. Participation would be dependent on individual performance and the accumulation of a shareholding in Reed Elsevier PLC and/or Reed Elsevier NV in accordance with company guidelines. The exercise of LTIP awards would be subject to the achievement of demanding earnings per share targets. A detailed explanation of the proposal and the reasons for the new longer term incentive structure is set out in the respective Notice of Annual General Meeting of Reed Elsevier PLC and Reed Elsevier NV.

TOTAL SHAREHOLDER RETURN

The graphs below show the Reed Elsevier PLC and Reed Elsevier NV total shareholder return performance, assuming dividends were reinvested. The top two graphs compare the Reed Elsevier PLC performance with the performance achieved by the FTSE 100, of which Reed Elsevier PLC is a member, and the Reed Elsevier NV performance with the performance achieved by the Amsterdam Stock Exchange ("AEX") Index, of which Reed Elsevier NV is a member, for the three years 2000-2002. This period reflects the implementation of the new strategy, announced in February 2000, by the current management team. The other two graphs show the performance over the five years 1998-2002.

For the three year period since 1 January 2000, the total shareholder return for Reed Elsevier PLC was 43%, significantly outperforming the FTSE 100 which saw a negative return of 35%. For Reed Elsevier NV, the total shareholder return in the same three year period was 22%, also significantly outperforming the AEX Index which saw a negative return of 43%.

Reed Elsevier PLC total shareholder return v FTSE 100 2000–2002


180
160
140
120
100
80
60
40
Reed Elsevier PLC
FTSE 100
Dec 99
Dec 00
Dec 01
Dec 02

Reed Elsevier NV total shareholder return v AEX Index 2000–2002


180
160
140
120
100
80
60
40
Reed Elsevier NV
AEX Index
Dec 99
Dec 00
Dec 01
Dec 02

Reed Elsevier PLC total shareholder return v FTSE 100 1998–2002


180
160
140
120
100
80
60
FTSE 100
Reed Elsevier PLC
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02

Source: FTSE International

Reed Elsevier NV total shareholder return v AEX Index 1998–2002


180
160
140
120
100
80
60
AEX Index
Reed Elsevier NV
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02

Source: Datastream

The total shareholder return set out above is calculated on the basis of the average share price in the 30 trading days prior to the respective year ends and on the assumption that dividends were reinvested.

(b) Individual emoluments of executive directors

	£ Salary	£ Benefits	£ Bonus	£ Total	£ 2001	€ Salary	€ Benefits	€ Bonus	€ Total	€ 2001
M H Armour	444,000	23,127	222,000	689,127	598,423	705,960	36,772	352,980	1,095,712	963,461
C H L Davis	891,000	30,043	445,500	1,366,543	1,145,657	1,416,690	47,768	708,345	2,172,803	1,844,508
D J Haank	368,158	11,001	184,081	563,240	487,562	585,372	17,492	292,688	895,552	784,976
A Prozes	593,333	10,287	427,200	1,030,820	944,564	943,400	16,357	679,248	1,639,005	1,520,749
G J A van de Aast	348,000	16,674	174,000	538,674	394,286	553,320	26,512	276,660	856,492	634,801
Total	2,644,491	91,132	1,452,781	4,188,404	3,570,492	4,204,742	144,901	2,309,921	6,659,564	5,748,495

Benefits include the provision of a company car, medical insurance and life assurance.

C H L Davis was the highest paid director in 2002. He had no gains on the exercise of share options.

(c) Pensions

The Committee reviews the pension arrangements for the executive directors to ensure that the benefits provided are consistent with those provided by other multinational companies in its principal countries of operation.

The policy for executive directors based in the United Kingdom is to provide pension benefits at a normal retirement age of 60, equivalent to two thirds of base salary in the 12 months prior to retirement, provided they have completed 20 years' service with Reed Elsevier or at an accrual rate of 1/30th of pensionable salary per annum if employment is for less than 20 years. The target pension for C H L Davis at normal retirement age of 60 is 45% of base salary in the 12 months prior to retirement. In 1989, the Inland Revenue introduced a cap on the amount of pension that can be provided from an approved pension scheme. M H Armour's, G J A van de Aast's and C H L Davis's pension benefits will be provided from a combination of the Reed Elsevier Pension Scheme and the company's unapproved, unfunded pension arrangements.

D J Haank is a member of the Dutch pension scheme, and his pension at normal retirement age of 60 will be up to 70% of his final annual salary.

The target pension for A Prozes, a US based director, is US$300,000 per annum, which becomes payable on retirement only if he completes a minimum of seven years' service. This pension has no associated contingent benefits for a spouse or dependents, and will be reduced in amount by the value of any other retirement benefits payable by the company or any former employer, other than those attributable to employee contributions.

The pension arrangements for all the directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and, except in the case of A Prozes, a spouse's and/or dependents' pension on death.

The increase in the transfer value of the directors' pensions, after deduction of contributions, is shown below:

	£ Transfer value of accrued pension 1 January 2002	Transfer value of accrued pension 31 December 2002	Increase in transfer value during the period less directors' contributions	Accrued annual pension as at 31 December 2002	Increase in accrued annual pension during the period	Transfer value of increase after deduction of directors' contributions
M H Armour	1,038,761	1,036,652	(5,012)	117,136	21,486	181,377
C H L Davis	1,233,292	1,779,585	543,391	140,015	50,904	636,158
D J Haank	1,366,599	1,353,976	(12,623)	146,814	25,982	239,619
A Prozes	–	–	–	–	–	–
G J A van de Aast	113,891	191,063	74,270	24,185	12,432	94,659

	€ Transfer value of accrued pension 1 January 2002	Transfer value of accrued pension 31 December 2002	Increase in transfer value during the period less directors' contributions	Accrued annual pension as at 31 December 2002	Increase in accrued annual pension during the period	Transfer value of increase after deduction of directors' contributions
M H Armour	1,651,630	1,648,277	(7,969)	186,246	34,163	288,389
C H L Davis	1,960,934	2,829,540	863,992	222,624	80,937	1,011,491
D J Haank	2,172,892	2,152,822	(20,070)	233,435	41,312	380,994
A Prozes	–	–	–	–	–	–
G J A van de Aast	181,087	303,790	118,089	38,454	19,767	150,508

The transfer value in respect of individual directors represents a liability in respect of directors' pensions entitlement, and is not an amount paid or payable to the director. The movement in transfer values during the year includes a restatement of the transfer values based on the methodologies prescribed by the UK Directors' Remuneration Report Regulations 2002.

(d) Individual emoluments of non-executive directors

	£ 2002	£ 2001	€ 2002	€ 2001
J F Brock	**35,849**	35,404	**57,000**	57,000
R J Nelissen	**35,849**	35,404	**57,000**	57,000
S Perrick	**35,849**	35,404	**57,000**	57,000
Lord Sharman (from 1 January 2002)	**35,849**	–	**57,000**	–
R W H Stomberg	**35,849**	35,404	**57,000**	57,000
M Tabaksblat	**176,101**	173,913	**280,000**	280,000
D G C Webster (until 9 April 2002)	**8,962**	35,404	**14,250**	57,000
Total	**364,308**	350,933	**579,250**	565,000

G J de Boer-Kruyt, a member of the supervisory board of Reed Elsevier NV, received emoluments of £13,522/€21,500 during the year (2001: £13,354/€21,500).

SHARE OPTIONS

Options over shares in Reed Elsevier PLC and Reed Elsevier NV have been granted to executive directors under the Reed Elsevier Group plc Executive Share Option Scheme, in which executive directors and other senior executives participate. The scheme grants options at the market price at the time of grant, which are normally exercisable between three and ten years from the date of grant. Since 1999 all executive share options have been granted subject to the performance condition that the compound growth in the average of the Reed Elsevier PLC and Reed Elsevier NV adjusted EPS (i.e. before amortisation of goodwill and intangible assets, exceptional items and UK tax credit equalisation) in the three years immediately preceding vesting must exceed the compound growth in the average of the UK and Dutch retail price indices by a minimum of 6%.

The terms of the Reed Elsevier Group plc option schemes were approved by the shareholders of Reed Elsevier PLC and Reed Elsevier NV in 1993.

Under arrangements operating until 1999, options to subscribe for Reed Elsevier PLC and Reed Elsevier NV shares have been granted to Dutch based executive directors and other senior executives. Prior to 1999 options were granted at the market price at the time of the grant and were exercisable for a period up to five years from the date of grant. Following the introduction of new tax laws in the Netherlands, the Committee decided that Dutch based executive directors and senior executives granted options during 1999 could elect to take either a five year option at an option exercise price representing a premium of 26% to the market price, or a ten year option at market price, or a combination of both. No grants under such arrangements have been made since 1999, as all executive share options have been awarded through the Reed Elsevier Group plc Executive Share Option Scheme since that date.

Options over shares in Reed Elsevier PLC and Reed Elsevier NV have been granted under the Reed Elsevier Group plc Senior Executive Long Term Incentive Scheme ("LTIP"). Implementation of the LTIP was approved by shareholders of Reed Elsevier PLC and Reed Elsevier NV at their respective Annual General Meetings in April 2000.

The terms of the LTIP permitted a one off grant of options to be made to executive directors and a limited number of key executives during the year 2000. Grants were made to key executives responsible for reshaping the business, executing the strategy for growth announced in February 2000 and producing a sustainable improvement in shareholder value. All grants under the LTIP were approved by the Committee, and the grant to any one individual ranged from 10 to a maximum value of 20 times salary.

Participants in the LTIP are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. At executive director level, the requirement is that they should own shares equivalent to 1½ times salary, to be acquired over a reasonable period.

An option under the LTIP may only be exercised during the period 1 January 2005 and 31 December 2005, and then only if the performance targets noted below have been satisfied. These targets were chosen at the inception of the LTIP in 2000 in order to provide an appropriate balance between operational focus and producing a sustainable improvement in shareholder value over a five year period.

The first performance condition requires the achievement of 20% per annum compound total shareholder return ("TSR") over three years from a base point of 436.5p for a Reed Elsevier PLC share and €10.73 for a Reed Elsevier NV share, being the respective share prices on 2 May 2000. In the event that the required TSR is not achieved in the first test period of 1 January 2003 to 31 December 2003, the TSR test and performance period will be extended by 1 year and, in the event of TSR not being achieved during such extended period, the TSR test and performance period will be extended by a further six months to 30 June 2005. The TSR growth requirement over any such extended performance period will be correspondingly increased by 20% per annum. The second performance condition requires executive directors to achieve individual performance targets.

If the required TSR and individual performance targets are not achieved, the entire option will lapse.

Options have also been granted over shares in Reed Elsevier PLC under the Reed Elsevier Group plc UK SAYE Option Scheme, in which all eligible UK employees are invited to participate. The SAYE Scheme grants options at a maximum discount of 20% to the market price at the time of grant, and are normally exercisable after the expiry of three or five years from the date of grant. No performance targets attach to options granted under this scheme as it is an all employee scheme.

Details of options held by directors in the ordinary shares of Reed Elsevier PLC and Reed Elsevier NV as at 31 December 2002, and movements during the period are shown below:

Over shares in Reed Elsevier PLC

		1 January 2002	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2002	Exercisable from	Exercisable until
M H Armour	– Executive Scheme	59,600[i]		400.75p	20,000[ii]	633.50p	39,600	26 Apr 1998	26 Apr 2005
		30,000[i]		585.25p			30,000	23 Apr 1999	23 Apr 2006
		52,000		565.75p			52,000	21 Apr 2000	21 Apr 2007
		66,900		523.00p			66,900	17 Aug 2001	17 Aug 2008
		33,600		537.50p			33,600	21 Feb 2003	19 Apr 2009
		88,202		436.50p			88,202	2 May 2003	2 May 2010
		62,974		659.00p			62,974	23 Feb 2004	23 Feb 2011
			74,000	600.00p			74,000	22 Feb 2005	22 Feb 2012
	– LTIP	882,016		436.50p			882,016	1 Jan 2005	31 Dec 2005
	– SAYE Scheme	3,924		430.00p			3,924	1 Aug 2004	31 Jan 2005
Total		1,279,216	74,000		20,000		1,333,216		
C H L Davis	– Executive Scheme	160,599		467.00p			160,599	21 Feb 2003	1 Sept 2009
		80,300		467.00p			80,300	1 Sept 2003	1 Sept 2009
		80,300		467.00p			80,300	1 Sept 2004	1 Sept 2009
		171,821		436.50p			171,821	2 May 2003	2 May 2010
		122,914		659.00p			122,914	23 Feb 2004	23 Feb 2011
			148,500	600.00p			148,500	22 Feb 2005	22 Feb 2012
	– LTIP	1,718,213		436.50p			1,718,213	1 Jan 2005	31 Dec 2005
	– Nil cost options	535,332		Nil			535,332	2 Sept 2002	2 Sept 2003
	– SAYE Scheme	5,019		336.20p			5,019	1 Aug 2005	31 Jan 2006
Total		2,874,498	148,500				3,022,998		
D J Haank	– Executive Scheme	18,498[i]		677.25p			18,498	19 Apr 1999	19 Apr 2004
		18,497[i]		537.50p			18,497	19 Apr 1999	19 Apr 2009
		51,368		436.50p			51,368	2 May 2003	2 May 2010
		51,110		659.00p			51,110	23 Feb 2004	23 Feb 2011
			59,843	600.00p			59,843	22 Feb 2005	22 Feb 2012
	– LTIP	513,680		436.50p			513,680	1 Jan 2005	31 Dec 2005
Total		653,153	59,843				712,996		
A Prozes	– Executive Scheme	188,281		566.00p			188,281	9 Aug 2003	9 Aug 2010
		83,785		659.00p			83,785	23 Feb 2004	23 Feb 2011
			103,722	600.00p			103,722	22 Feb 2005	22 Feb 2012
	– LTIP	941,406		566.00p			941,406	1 Jan 2005	31 Dec 2005
	– Nil cost options	20,168		Nil	20,168[ii]	570.00p	–		
		20,170		Nil			20,170	9 Aug 2003	9 Aug 2004
Total		1,253,810	103,722		20,168		1,337,364		
G J A van de Aast	– Executive Scheme	50,940		638.00p			50,940	1 Dec 2003	1 Dec 2010
		49,317		659.00p			49,317	23 Feb 2004	23 Feb 2011
			58,000	600.00p			58,000	22 Feb 2005	22 Feb 2012
	– LTIP	509,404		638.00p			509,404	1 Jan 2005	31 Dec 2005
Total		609,661	58,000				667,661		

(i) Option granted prior to appointment as a director

(ii) Retained an interest in all of the shares

No options lapsed unexercised during the year.

The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range 487.5p to 695.5p and at 31 December 2002 was 532p.

Over shares in Reed Elsevier NV

		1 January 2002	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2002	Exercisable from	Exercisable until
M H Armour	– Executive Scheme	20,244		€13.55			20,244	21 Feb 2003	19 Apr 2009
		61,726		€10.73			61,726	2 May 2003	2 May 2010
		44,882		€14.75			44,882	23 Feb 2004	23 Feb 2011
			51,926	€13.94			51,926	22 Feb 2005	22 Feb 2012
	– LTIP	617,256		€10.73			617,256	1 Jan 2005	31 Dec 2005
Total		744,108	51,926				796,034		
C H L Davis	– Executive Scheme	95,774		€12.00			95,774	21 Feb 2003	1 Sept 2009
		47,888		€12.00			47,888	1 Sept 2003	1 Sept 2009
		47,888		€12.00			47,888	1 Sept 2004	1 Sept 2009
		120,245		€10.73			120,245	2 May 2003	2 May 2010
		87,601		€14.75			87,601	23 Feb 2004	23 Feb 2011
			104,204	€13.94			104,204	22 Feb 2005	22 Feb 2012
	– LTIP	1,202,446		€10.73			1,202,446	1 Jan 2005	31 Dec 2005
	– Nil cost options	319,250		Nil			319,250	2 Sept 2002	2 Sept 2003
Total		1,921,092	104,204				2,025,296		
D J Haank	– Executive Scheme	30,000[i]		€14.11	30,000[ii]	€15.93	–		
		30,000[i]		€15.25			30,000	24 Mar 1998	24 Mar 2003
		10,926[i]		€17.07			10,926	19 Apr 1999	19 Apr 2004
		10,925[i]		€13.55			10,925	19 Apr 1999	19 Apr 2009
		35,949		€10.73			35,949	2 May 2003	2 May 2010
		36,426		€14.75			36,426	23 Feb 2004	23 Feb 2011
			41,993	€13.94			41,993	22 Feb 2005	22 Feb 2012
	– LTIP	359,485		€10.73			359,485	1 Jan 2005	31 Dec 2005
	– Convertible Debentures	3,920[iii]		€17.48			–		
Total		517,631	41,993		30,000		525,704		
A Prozes	– Executive Scheme	131,062		€13.60			131,062	9 Aug 2003	9 Aug 2010
		59,714		€14.75			59,714	23 Feb 2004	23 Feb 2011
			72,783	€13.94			72,783	22 Feb 2005	22 Feb 2012
	– LTIP	655,310		€13.60			655,310	1 Jan 2005	31 Dec 2005
	– Nil cost options	14,040		Nil	14,040[iv]	€12.57	–		
		14,040		Nil			14,040	9 Aug 2003	9 Aug 2004
Total		874,166	72,783		14,040		932,909		
G J A van de Aast	– Executive Scheme	35,866		€14.87			35,866	1 Dec 2003	1 Dec 2010
		35,148		€14.75			35,148	23 Feb 2004	23 Feb 2011
			40,699	€13.94			40,699	22 Feb 2005	22 Feb 2012
	– LTIP	358,658		€14.87			358,658	1 Jan 2005	31 Dec 2005
Total		429,672	40,699				470,371		

(i) Option granted prior to appointment as a director

(ii) Retained an interest in 3,000 shares

(iii) Option lapsed unexercised during the year

(iv) Retained an interest in all of the shares

The market price of a Reed Elsevier NV ordinary share during the year was in the range €10.86 to €16.01 and at 31 December 2002 was €11.65.

The aggregate notional pre-tax gain made by the directors on the exercise of Reed Elsevier PLC and Reed Elsevier NV share options during the year was £306,843/€487,880.

There have been no changes in the options held by directors over Reed Elsevier PLC and Reed Elsevier NV ordinary shares since 31 December 2002.

INTERESTS IN SHARES

The interests of the directors of Reed Elsevier Group plc in the issued share capital of Reed Elsevier PLC and Reed Elsevier NV at the beginning and end of the year are shown below:

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	1 January 2002	31 December 2002	1 January 2002	31 December 2002
M H Armour	2,500	22,500	2,500	2,500
J F Brock	3,000	3,000	–	–
C H L Davis	74,071	115,571	51,953	81,553
D J Haank	–	–	28,880	31,880
R J Nelissen	–	–	5,000	5,000
S Perrick	–	–	972	4,000
A Prozes	43,329	63,497	30,360	44,400
Lord Sharman	–	–	–	–
R W H Stomberg	–	–	–	–
M Tabaksblat	–	–	8,000	8,000
G J A van de Aast	–	–	7,500	12,500

G J de Boer-Kruyt held no shares in Reed Elsevier PLC or Reed Elsevier NV as at 1 January or 31 December 2002.

Any ordinary shares required to fulfil entitlements under nil cost share option grants are provided by the Employee Benefit Trust ("EBT") from market purchases. As a potential beneficiary under the EBT, each executive director is deemed to be interested in all the shares held by the EBT which, at 31 December 2002, amounted to 2,840,047 Reed Elsevier PLC ordinary shares and 1,554,381 Reed Elsevier NV ordinary shares.

There have been no changes in the interests of the directors in the share capital of Reed Elsevier PLC or Reed Elsevier NV since 31 December 2002.

Approved by the board of Reed Elsevier Group plc
on 19 February 2003

Rolf Stomberg
Chairman of the Remuneration Committee

Approved by the board of Reed Elsevier PLC
on 19 February 2003

Rolf Stomberg
Non-executive director

Approved by the combined board of Reed Elsevier NV
on 19 February 2003

Rolf Stomberg
Member of the supervisory board

Combined financial statements

REED ELSEVIER COMBINED FINANCIAL STATEMENTS

Accounting policies

Basis of preparation

The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements ("the combined financial statements") represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses").

These financial statements are presented under the historical cost convention and in accordance with applicable UK and Dutch Generally Accepted Accounting Principles ("GAAP").

These financial statements form part of the statutory information to be provided by Reed Elsevier NV, but are not for a legal entity and do not include all the information required to be disclosed by a company in its financial statements under the UK Companies Act 1985 or Dutch Civil Code. Additional information is given in the annual reports and financial statements of the parent companies set out on pages 56 to 81. A list of principal businesses is set out on page 93.

In addition to the figures required to be reported by applicable accounting standards, adjusted profit and operating cash flow figures have been presented as additional performance measures. Adjusted profit is shown before the amortisation of goodwill and intangible assets and exceptional items. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets, but before exceptional payments and proceeds.

Foreign exchange translation

The combined financial statements are presented in both pounds sterling and euros.

Balance sheet items are translated at year end exchange rates and profit and loss account items are translated at average exchange rates. Exchange translation differences on foreign equity investments and the related foreign currency net borrowings and on differences between balance sheet and profit and loss account rates are taken to reserves.

Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction. The results of hedging transactions for profit and loss amounts in foreign currency are accounted for in the profit and loss account to match the underlying transaction.

The principal exchange rates used are set out in note 27.

Turnover

Turnover represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Sales are recognised for the various revenue sources as follows: subscriptions – over the period of the subscription; circulation – on despatch; advertising – on publication or period of online display; exhibitions – on exhibition date; educational testing contracts – on performance against delivery milestones.

Development spend

Development spend incurred on the launch of new products or services is expensed to the profit and loss account as incurred.

The cost of developing application infrastructure and product delivery platforms is capitalised as a tangible fixed asset and written off over the estimated useful life.

Pensions

The expected costs of pensions in respect of defined benefit pension schemes are charged to the profit and loss account so as to spread the cost over the service lives of employees in the schemes. Actuarial surpluses and deficits are allocated over the average expected remaining service lives of employees. Pension costs are assessed in accordance with the advice of qualified actuaries. For defined contribution schemes, the profit and loss account charge represents contributions made.

Taxation

Deferred taxation is provided in full for timing differences using the liability method. No provision is made for tax which would become payable on the distribution of retained profits by foreign subsidiaries, associates or joint ventures, unless there is an intention to distribute such retained earnings giving rise to a charge. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Goodwill and intangible assets

On the acquisition of a subsidiary, associate, joint venture or business, the purchase consideration is allocated between the underlying net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill.

Acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to annual impairment review. For the majority of acquired goodwill and intangible assets, the maximum estimated useful life is 20 years, which is the rebuttable presumption under UK and Dutch GAAP. In view of the longevity of the goodwill and intangible assets relating to the Harcourt publishing business acquired in July 2001, and of certain previously acquired goodwill and intangible assets within science and medical publishing, similar in nature to the Harcourt assets, this presumption has been rebutted in respect of these assets and a maximum estimated useful life of 40 years determined. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

Intangible assets comprise publishing rights and titles, databases, exhibition rights and other intangible assets, which are stated at fair value on acquisition and are not subsequently revalued.

Tangible fixed assets

Tangible fixed assets are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land.

Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of

Accounting policies (continued)

the lease. Plant, equipment and computer systems are depreciated on a straight line basis at rates from 5%–33%.

Investments
Fixed asset investments in joint ventures and associates are accounted for under the gross equity and equity methods respectively. Other fixed asset investments are stated at cost, less provision, if appropriate, for any impairment in value. Short term investments are stated at the lower of cost and net realisable value.

Inventories and pre-publication costs
Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overheads, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically over the economic lives of the related products, generally up to five years.

Finance leases
Assets held under leases which confer rights and obligations similar to those attaching to owned assets are capitalised as tangible fixed assets and the corresponding liability to pay rentals is shown net of interest in the accounts as obligations under finance leases. The capitalised values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating leases
Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the leases.

Financial instruments
Payments and receipts on interest rate hedges are accounted for on an accruals basis over the lives of the hedges and included respectively within interest payable and interest receivable in the profit and loss account. Gains and losses on foreign exchange hedges, other than in relation to net currency borrowings hedging equity investments, are recognised in the profit and loss account on maturity of the underlying transaction. Gains and losses on net currency borrowings hedging equity investments are taken to reserves. Gains and losses arising on hedging instruments that are closed out due to the cessation of the underlying exposure are taken directly to the profit and loss account.

Currency swap agreements are valued at exchange rates ruling at the balance sheet date with net gains and losses being included within short term investments or borrowings. Interest payable and receivable arising from the swap is accounted for on an accruals basis over the life of the swap.

Finance costs associated with debt issuances are charged to the profit and loss account over the life of the related borrowings.

Combined profit and loss account

For the year ended 31 December 2002

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Turnover					
Including share of turnover of joint ventures		**5,094**	4,627	**8,099**	7,449
Less: share of turnover of joint ventures		**(74)**	(67)	**(117)**	(107)
	1	**5,020**	4,560	**7,982**	7,342
Continuing operations before acquisitions		**5,001**	4,560	**7,952**	7,342
Acquisitions		**19**	–	**30**	–
Cost of sales	2	**(1,794)**	(1,611)	**(2,852)**	(2,594)
Gross profit		**3,226**	2,949	**5,130**	4,748
Operating expenses	2	**(2,736)**	(2,570)	**(4,351)**	(4,138)
Before amortisation and exceptional items		**(2,113)**	(1,974)	**(3,361)**	(3,178)
Amortisation of goodwill and intangible assets		**(524)**	(498)	**(833)**	(802)
Exceptional items	6	**(99)**	(98)	**(157)**	(158)
Operating profit (before joint ventures)		**490**	379	**779**	610
Continuing operations before acquisitions		**504**	379	**801**	610
Acquisitions		**(14)**	–	**(22)**	–
Share of operating profit of joint ventures		**17**	12	**27**	20
Operating profit including joint ventures	1,5	**507**	391	**806**	630
Non operating exceptional items					
Net (loss)/profit on disposal of businesses and fixed asset investments	6	**(12)**	26	**(19)**	41
Profit on ordinary activities before interest		**495**	417	**787**	671
Net interest expense	7	**(206)**	(142)	**(327)**	(229)
Profit on ordinary activities before taxation		**289**	275	**460**	442
Tax on profit on ordinary activities	8	**(107)**	(148)	**(171)**	(238)
Profit on ordinary activities after taxation		**182**	127	**289**	204
Minority interests		**(1)**	(1)	**(1)**	(2)
Profit attributable to parent companies' shareholders	26	**181**	126	**288**	202
Equity dividends paid and proposed	9	**(282)**	(269)	**(448)**	(432)
Retained loss taken to combined reserves		**(101)**	(143)	**(160)**	(230)

Adjusted figures

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Adjusted operating profit	1,10	**1,133**	990	**1,801**	1,594
Adjusted profit before tax	10	**927**	848	**1,474**	1,365
Adjusted profit attributable to parent companies' shareholders	10	**682**	624	**1,084**	1,005

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures, and are reconciled to the reported figures in note 10 to the combined financial statements.

Combined cash flow statement

For the year ended 31 December 2002

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Net cash inflow from operating activities before exceptional items	11	**1,154**	1,163	**1,835**	1,873
Payments relating to exceptional items charged to operating profit	6	**(119)**	(97)	**(190)**	(156)
Net cash inflow from operating activities		**1,035**	1,066	**1,645**	1,717
Dividends received from joint ventures	15	**13**	12	**21**	19
Interest and similar income received		**25**	113	**40**	181
Interest and similar charges paid		**(230)**	(227)	**(366)**	(365)
Returns on investments and servicing of finance		**(205)**	(114)	**(326)**	(184)
Taxation before exceptional items		**(154)**	(178)	**(245)**	(287)
Exceptional items		**20**	141	**32**	227
Taxation		**(134)**	(37)	**(213)**	(60)
Purchase of tangible fixed assets		**(163)**	(175)	**(259)**	(282)
Purchase of fixed asset investments		**(9)**	(59)	**(14)**	(95)
Proceeds from sale of tangible fixed assets		**6**	6	**9**	10
Exceptional proceeds from disposal of fixed asset investments	6	**118**	–	**188**	–
Capital expenditure and financial investment		**(48)**	(228)	**(76)**	(367)
Acquisitions	11	**(184)**	(2,236)	**(293)**	(3,599)
Exceptional net (costs)/proceeds from disposal of businesses	6	**(12)**	96	**(19)**	154
Acquisitions and disposals		**(196)**	(2,140)	**(312)**	(3,445)
Equity dividends paid to shareholders of the parent companies		**(273)**	(255)	**(434)**	(411)
Cash inflow/(outflow) before changes in short term investments and financing		**192**	(1,696)	**305**	(2,731)
(Increase)/decrease in short term investments	11	**(55)**	1,169	**(88)**	1,882
Financing	11	**(65)**	537	**(103)**	865
Increase in cash	11	**72**	10	**114**	16

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

Adjusted figures

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Adjusted operating cash flow	10	**1,010**	1,006	**1,606**	1,620
Adjusted operating cash flow conversion		**89%**	102%	**89%**	102%

Reed Elsevier businesses focus on adjusted operating cash flow as a key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets but before exceptional payments and proceeds, and is reconciled to the reported figures in note 10 to the combined financial statements. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit.

Combined balance sheet

As at 31 December 2002

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Fixed assets					
Goodwill and intangible assets	13	**5,814**	6,723	**8,895**	11,026
Tangible fixed assets	14	**484**	489	**741**	802
Investments	15	**140**	241	**214**	395
Investments in joint ventures:					
Share of gross assets		**132**	121	**202**	198
Share of gross liabilities		**(70)**	(55)	**(107)**	(90)
Share of net assets		**62**	66	**95**	108
Other investments		**78**	175	**119**	287
		6,438	7,453	**9,850**	12,223
Current assets					
Inventories and pre-publication costs	16	**500**	488	**765**	801
Debtors – amounts falling due within one year	17	**923**	999	**1,412**	1,638
Debtors – amounts falling due after more than one year	18	**321**	463	**491**	759
Cash and short term investments	19	**570**	435	**872**	713
		2,314	2,385	**3,540**	3,911
Creditors: amounts falling due within one year	20	**(3,629)**	(4,134)	**(5,552)**	(6,780)
Net current liabilities		**(1,315)**	(1,749)	**(2,012)**	(2,869)
Total assets less current liabilities		**5,123**	5,704	**7,838**	9,354
Creditors: amounts falling due after more than one year	21	**(2,270)**	(2,502)	**(3,473)**	(4,103)
Provisions for liabilities and charges	24	**(187)**	(280)	**(286)**	(459)
Minority interests		**(7)**	(5)	**(11)**	(8)
Net assets		**2,659**	2,917	**4,068**	4,784
Capital and reserves					
Combined share capitals		**187**	184	**286**	302
Combined share premium accounts		**1,708**	1,629	**2,613**	2,672
Combined reserves		**764**	1,104	**1,169**	1,810
Combined shareholders' funds	26	**2,659**	2,917	**4,068**	4,784

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 19 February 2003.

Combined statement of total recognised gains and losses

For the year ended 31 December 2002

	2002 £m	2001 £m	2002 €m	2001 €m
Profit attributable to parent companies' shareholders	**181**	126	**288**	202
Exchange translation differences	**(187)**	(3)	**(604)**	83
Total recognised gains and losses for the year	**(6)**	123	**(316)**	285

Combined shareholders' funds reconciliation

For the year ended 31 December 2002

	2002 £m	2001 £m	2002 €m	2001 €m
Profit attributable to parent companies' shareholders	**181**	126	**288**	202
Equity dividends paid and proposed	**(282)**	(269)	**(448)**	(432)
Issue of ordinary shares, net of expenses	**30**	22	**48**	35
Exchange translation differences	**(187)**	(3)	**(604)**	83
Net decrease in combined shareholders' funds	**(258)**	(124)	**(716)**	(112)
Combined shareholders' funds at 1 January	**2,917**	3,041	**4,784**	4,896
Combined shareholders' funds at 31 December	**2,659**	2,917	**4,068**	4,784

1 Segment analysis

	Turnover		Operating profit		Adjusted operating profit		Capital employed	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Business segment								
Science & Medical	**1,295**	1,024	**294**	210	**429**	344	**1,372**	1,506
Legal	**1,349**	1,330	**61**	59	**287**	267	**2,197**	2,512
Education	**993**	579	**102**	95	**183**	132	**1,756**	1,921
Business	**1,383**	1,627	**50**	27	**234**	247	**839**	1,075
Total	**5,020**	4,560	**507**	391	**1,133**	990	**6,164**	7,014
Geographical origin								
North America	**3,158**	2,695	**142**	47	**616**	482	**5,190**	6,021
United Kingdom	**782**	795	**129**	154	**190**	207	**500**	553
The Netherlands	**419**	416	**153**	129	**169**	163	**(22)**	(53)
Rest of Europe	**456**	445	**55**	51	**119**	108	**475**	460
Rest of world	**205**	209	**28**	10	**39**	30	**21**	33
Total	**5,020**	4,560	**507**	391	**1,133**	990	**6,164**	7,014

	Turnover		Operating profit		Adjusted operating profit		Capital employed	
	2002 €m	2001 €m	**2002 €m**	2001 €m	**2002 €m**	2001 €m	**2002 €m**	2001 €m
Business segment								
Science & Medical	**2,059**	1,649	**467**	338	**682**	554	**2,099**	2,470
Legal	**2,145**	2,141	**97**	95	**456**	430	**3,361**	4,120
Education	**1,579**	932	**162**	153	**291**	212	**2,687**	3,150
Business	**2,199**	2,620	**80**	44	**372**	398	**1,284**	1,763
Total	**7,982**	7,342	**806**	630	**1,801**	1,594	**9,431**	11,503
Geographical origin								
North America	**5,021**	4,339	**226**	76	**979**	776	**7,941**	9,874
United Kingdom	**1,243**	1,280	**205**	248	**302**	333	**765**	907
The Netherlands	**666**	670	**243**	208	**269**	262	**(34)**	(87)
Rest of Europe	**725**	716	**87**	82	**189**	174	**727**	754
Rest of world	**327**	337	**45**	16	**62**	49	**32**	55
Total	**7,982**	7,342	**806**	630	**1,801**	1,594	**9,431**	11,503

Adjusted operating profit is presented as an additional performance measure and is shown after share of operating profit of joint ventures and before amortisation of goodwill and intangible assets and exceptional items.

Turnover is analysed before the £74m/€117m (2001: £67m/€107m) share of joint ventures' turnover, of which £17m/€27m (2001: £17m/€27m) relates to the Legal segment, principally to Giuffrè, and £57m/€90m (2001: £50m/€80m) relates to the Business segment, principally to exhibition joint ventures.

Share of operating profit in joint ventures of £17m/€27m (2001: £12m/€20m) comprises £5m/€8m (2001: £3m/€5m) relating to the Legal segment and £12m/€19m (2001: £9m/€15m) relating to the Business segment.

1 Segment analysis (continued)

	2002 £m	2001 £m	2002 €m	2001 €m
Analysis of turnover by geographical market				
North America	**3,209**	2,765	**5,102**	4,452
United Kingdom	**551**	557	**876**	897
The Netherlands	**209**	224	**332**	361
Rest of Europe	**638**	587	**1,014**	945
Rest of world	**413**	427	**658**	687
Total	**5,020**	4,560	**7,982**	7,342

	2002 £m	2001 £m	2002 €m	2001 €m
Reconciliation of capital employed to combined shareholders' funds				
Capital employed	**6,164**	7,014	**9,431**	11,503
Taxation	**(528)**	(634)	**(809)**	(1,041)
Dividends and net interest	**(238)**	(229)	**(363)**	(374)
Net borrowings	**(2,732)**	(3,229)	**(4,180)**	(5,296)
Minority interests	**(7)**	(5)	**(11)**	(8)
Combined shareholders' funds	**2,659**	2,917	**4,068**	4,784

	Depreciation		Amortisation		Capital expenditure	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m
Business segment						
Science & Medical	**27**	23	**101**	106	**36**	35
Legal	**62**	62	**197**	191	**84**	89
Education	**13**	7	**71**	35	**20**	14
Business	**34**	40	**158**	169	**39**	40
Total	**136**	132	**527**	501	**179**	178

	Depreciation		Amortisation		Capital expenditure	
	2002 €m	2001 €m	2002 €m	2001 €m	2002 €m	2001 €m
Business segment						
Science & Medical	**43**	37	**161**	171	**57**	56
Legal	**99**	100	**313**	308	**134**	143
Education	**21**	11	**113**	56	**32**	23
Business	**53**	65	**251**	272	**62**	65
Total	**216**	213	**838**	807	**285**	287

2 Cost of sales and operating expenses

	2002				2001			
	Before amortisation and exceptional items £m	Amortisation of goodwill and intangible assets £m	Exceptional items £m	Total £m	Before amortisation and exceptional items £m	Amortisation of goodwill and intangible assets £m	Exceptional items £m	Total £m
Cost of sales								
Continuing operations	1,786	–	–	1,786	1,611	–	–	1,611
Acquisitions	8	–	–	8	–	–	–	–
Total	1,794	–	–	1,794	1,611	–	–	1,611
Distribution and selling costs								
Continuing operations	1,115	–	–	1,115	1,028	–	–	1,028
Acquisitions	2	–	–	2	–	–	–	–
	1,117	–	–	1,117	1,028	–	–	1,028
Administrative expenses								
Continuing operations	992	507	97	1,596	946	498	98	1,542
Acquisitions	4	17	2	23	–	–	–	–
	996	524	99	1,619	946	498	98	1,542
Operating expenses								
Continuing operations	2,107	507	97	2,711	1,974	498	98	2,570
Acquisitions	6	17	2	25	–	–	–	–
Total	2,113	524	99	2,736	1,974	498	98	2,570

	2002				2001			
	Before amortisation and exceptional items €m	Amortisation of goodwill and intangible assets €m	Exceptional items €m	Total €m	Before amortisation and exceptional items €m	Amortisation of goodwill and intangible assets €m	Exceptional items €m	Total €m
Cost of sales								
Continuing operations	2,839	–	–	2,839	2,594	–	–	2,594
Acquisitions	13	–	–	13	–	–	–	–
Total	2,852	–	–	2,852	2,594	–	–	2,594
Distribution and selling costs								
Continuing operations	1,773	–	–	1,773	1,655	–	–	1,655
Acquisitions	3	–	–	3	–	–	–	–
	1,776	–	–	1,776	1,655	–	–	1,655
Administrative expenses								
Continuing operations	1,579	806	154	2,539	1,523	802	158	2,483
Acquisitions	6	27	3	36	–	–	–	–
	1,585	833	157	2,575	1,523	802	158	2,483
Operating expenses								
Continuing operations	3,352	806	154	4,312	3,178	802	158	4,138
Acquisitions	9	27	3	39	–	–	–	–
Total	3,361	833	157	4,351	3,178	802	158	4,138

3 Personnel

Number of people employed	At 31 December 2002	At 31 December 2001	Average during the year 2002	Average during the year 2001
Business segment				
Science & Medical	**6,400**	6,200	**6,400**	5,200
Legal	**13,300**	13,300	**13,300**	12,700
Education	**5,600**	5,600	**5,800**	3,400
Business	**10,800**	11,900	**11,300**	13,300
Total	**36,100**	37,000	**36,800**	34,600
Geographical location				
North America	**20,700**	21,400	**21,300**	18,900
United Kingdom	**6,000**	6,200	**6,100**	6,100
The Netherlands	**2,800**	2,900	**2,800**	3,000
Rest of Europe	**3,800**	3,800	**3,800**	3,700
Rest of world	**2,800**	2,700	**2,800**	2,900
Total	**36,100**	37,000	**36,800**	34,600

4 Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The two largest schemes, which cover the majority of employees, are in the UK and US. The main UK scheme was subject to a valuation by Watson Wyatt Partners as at 5 April 2000. The scheme is valued formally every three years, the next valuation being as at 5 April 2003. The main US scheme is valued annually and was subject to a valuation by Towers Perrin as at 1 January 2002.

The principal valuation assumptions for the main UK scheme were:

Actuarial method	Projected unit method
Annual rate of return on investments	6.6%
Annual increase in total pensionable remuneration	5.0%
Annual increase in present and future pensions in payment	3.0%

The principal valuation assumptions used for the US scheme were a rate of return on investments of 8%, increase in pensionable remuneration of 4.5%, and increase in present and future pensions in payment of 3%.

The actuarial values placed on scheme assets as at their last valuation date were sufficient to cover 121% and 103% of the benefits that had accrued to members of the main UK and US schemes, respectively. Actuarial surpluses are spread as a level amount over the average remaining service lives of current employees. The market values of the schemes' assets at the valuation dates, excluding assets held in respect of members' additional voluntary contributions, were £1,723m/€2,826m, and £216m/€330m in respect of the UK and US schemes, respectively.

Assessments for accounting purposes in respect of other funded schemes, including the Netherlands scheme, have been carried out by external qualified actuaries using prospective benefit methods. The principal actuarial assumptions adopted in the assessments of these other schemes are that, over the long term, investment returns will marginally exceed the annual increase in pensionable remuneration and in present and future pensions. The actuarial value of assets of the schemes approximated to the aggregate benefits that had accrued to members, after allowing for expected future increases in pensionable remuneration and pensions in course of payment. The assets of the Netherlands scheme as at 31 December 2002 were sufficient to cover 109% of the actuarial value placed on the benefits that had accrued to the members of the scheme at that date.

The liabilities in respect of unfunded schemes have been determined by actuaries and provided for within creditors. At 31 December 2002, these amounted to £52m/€80m (2001: £49m/€80m).

The net pension charge was £59m/€94m (2001: £39m/€63m). Pension contributions made in the year amounted to £47m/€75m (2001: £39m/€63m). The net SSAP24 charge on the main UK scheme comprises a regular cost of £27m/€43m (2001: £24m/€39m), offset by amortisation of the net actuarial surplus of £24m/€38m (2001: £24m/€39m). Based on the advice of the scheme actuaries at the time of the last formal valuation in 2000, and with the agreement of the scheme trustees, no employer contributions are currently being made to the main UK scheme.

A prepayment of £125m/€191m (2001: £128m/€210m) is included in debtors falling due after more than one year, representing the excess of the pension credit to the profit and loss account since 1988 over the amounts funded to the main UK scheme.

4 Pension schemes (continued)

Pension costs are accounted for in accordance with the UK accounting standard, SSAP24. A new UK financial reporting standard, FRS17: Retirement Benefits, will, with effect from the 2005 financial year, introduce new accounting policies in respect of pension arrangements. FRS17 also requires additional information to be disclosed in the intervening period based on methodologies set out in the standard which are different from those used by the scheme actuaries in determining funding arrangements.

The assumed rates of return on scheme assets, the fair value of those assets and the present value of the scheme liabilities based on the methodologies and presentation prescribed by FRS17 were as follows:

	Assumed rate of return on assets	Main UK Scheme £m	Main UK Scheme €m	Assumed rate of return on assets	Aggregate of Schemes £m	Aggregate of Schemes €m
2002						
Equities	9.0%	**825**	**1,262**	9.0%	**1,068**	**1,634**
Bonds	4.5%	**487**	**745**	4.9%	**670**	**1,025**
Other	3.8%	**45**	**69**	3.8%	**53**	**81**
Total fair value of assets		**1,357**	**2,076**		**1,791**	**2,740**
Present value of scheme liabilities		**(1,305)**	**(1,996)**		**(1,928)**	**(2,950)**
Net surplus/(deficit)		**52**	**80**		**(137)**	**(210)**
Related deferred tax		**(16)**	**(25)**		**50**	**77**
Net pension asset/(liability)		**36**	**55**		**(87)**	**(133)**

	Assumed rate of return on assets	Main UK Scheme £m	Main UK Scheme €m	Assumed rate of return on assets	Aggregate of Schemes £m	Aggregate of Schemes €m
2001						
Equities	7.2%	991	1,625	7.7%	1,267	2,078
Bonds	5.0%	502	823	5.5%	721	1,182
Other	4.0%	73	120	4.0%	81	133
Total fair value of assets		1,566	2,568		2,069	3,393
Present value of scheme liabilities		(1,316)	(2,158)		(1,872)	(3,070)
Net surplus		250	410		197	323
Related deferred tax		(75)	(123)		(57)	(93)
Net pension asset		175	287		140	230

At 31 December 2002, the aggregate net deficit in respect of the defined benefit schemes under FRS17 comprised £66m/€101m (2001: net surplus £263m/€431m) in respect of funded schemes and liabilities of £71m/€109m (2001: £66m/€108m) in respect of unfunded schemes, of which £52m/€80m (2001: £49m/€80m) is provided for within creditors under SSAP 24.

The movement in the net surplus/(deficit) during the year was as follows:

	Main UK Scheme £m	Main UK Scheme €m	Aggregate of Schemes £m	Aggregate of Schemes €m
Net surplus in schemes at beginning of the year	**250**	**410**	**197**	**323**
Movement in the year:				
Total operating charge	**(34)**	**(54)**	**(75)**	**(119)**
Contributions	**–**	**–**	**22**	**35**
Other finance income	**25**	**40**	**30**	**48**
Actuarial loss	**(189)**	**(301)**	**(322)**	**(512)**
Exchange translation differences	**–**	**(15)**	**11**	**15**
Net surplus/(deficit) in schemes at end of the year	**52**	**80**	**(137)**	**(210)**

4 Pension schemes (continued)

The principal assumptions made in valuing pension scheme liabilities for the purposes of FRS17 were:

	Main UK Scheme		Aggregate of Schemes	
	2002	2001	**2002**	2001
Inflation	**2.3%**	2.5%	**2.5%**	2.5%
Rate of increase in salaries	**4.3%**	4.5%	**4.2%**	4.4%
Rate of increase in pensions in payment	**2.3%**	2.5%	**2.5%**	2.5%
Discount rate	**5.7%**	5.5%	**5.9%**	5.9%

The combined profit and loss reserves as at 31 December 2002 of £764m/€1,169m (2001: £1,104m/€1,810m) would have been £623m/€953m (2001: £1,154m/€1,892m) had the accounting requirements of FRS17 applied in the 2002 and 2001 financial years.

The operating charge, the amount credited to other finance income and the amount recognised in the statement of total recognised gains and losses in the 2002 financial year based on the methodologies and presentation prescribed by FRS17 would have been as follows:

	Main UK Scheme		Aggregate of Schemes	
	£m	€m	£m	€m
Charged to operating profit				
Current service cost	(34)	(54)	(75)	(119)
Past service cost	-	-	-	-
Total operating charge	(34)	(54)	(75)	(119)
Credited to other finance income				
Expected return on pension scheme assets	97	154	137	218
Interest on pension scheme liabilities	(72)	(114)	(107)	(170)
Net return	25	40	30	48
Amounts recognised in the statement of total recognised gains and losses				
Actual return less expected return on pension scheme assets	(254)	(404)	(352)	(560)
Experience losses arising on the scheme liabilities	(21)	(33)	(13)	(21)
Changes in assumptions underlying the present value of the scheme liabilities	86	136	43	69
Actuarial loss	(189)	(301)	(322)	(512)

The difference between the expected and actual return on scheme assets represented 19% and 20% of scheme assets of the main UK scheme and of the aggregate of schemes respectively.

The experience losses arising on the scheme liabilities represented 2% and 1% of the present value of scheme liabilities of the main UK scheme and of the aggregate of schemes respectively.

The total actuarial loss arising in 2002 under FRS17, that would have been recognised in the statement of total recognised gains and losses, represents 14% and 17% of the present value of the scheme liabilities of the main UK scheme and of the aggregate of schemes respectively.

5 Operating profit

Operating profit is stated after the following:	Note	2002 £m	2001 £m	2002 €m	2001 €m
Hire of plant and machinery		**12**	7	**19**	11
Other operating lease rentals		**87**	87	**138**	140
Depreciation (including £6m/€10m (2001: £4m/€6m) in respect of assets held under finance leases)		**136**	132	**216**	213
Amortisation of goodwill and intangible assets		**524**	498	**833**	802
Amortisation of goodwill and intangible assets in joint ventures		**3**	3	**5**	4
Total amortisation		**527**	501	**838**	806
Staff costs					
Wages and salaries		**1,277**	1,207	**2,030**	1,943
Social security costs		**127**	119	**202**	192
Pensions	4	**59**	39	**94**	63
Total staff costs		**1,463**	1,365	**2,326**	2,198
Auditors' remuneration					
For audit services		**2.3**	2.5	**3.7**	4.0
For non audit services		**3.6**	3.4	**5.7**	5.5

Auditors' remuneration for non audit services comprises £0.7m/€1.1m (2001: £1.3m/€2.1m) for audit related services, £1.4m/€2.2m (2001: £1.4m/€2.3m) for due diligence and other acquisition related services, £0.7m/€1.1m (2001: £0.6m/€1.0m) for tax compliance and advisory work, and £0.8m/€1.3m (2001: £0.1m/€0.1m) for other services. Included in auditors' remuneration for non audit services is £0.7m/€1.1m (2001: £1.0m/€1.6m) paid to Deloitte & Touche and its associates in the UK.

Information on directors' remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in the Directors' Remuneration Report on pages 16 to 23.

6 Exceptional items

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Reorganisation costs	(i)	**(42)**	(35)	**(67)**	(56)
Acquisition related costs	(ii)	**(57)**	(63)	**(90)**	(102)
Charged to operating profit		**(99)**	(98)	**(157)**	(158)
Net (loss)/profit on disposal of businesses and fixed asset investments	(iii)	**(12)**	26	**(19)**	41
Exceptional charge before tax		**(111)**	(72)	**(176)**	(117)
Net tax credit	(iv)	**122**	81	**194**	130
Total exceptional credit		**11**	9	**18**	13

(i) Reorganisation costs relate to employee severances, including the elimination of over 1,500 positions in 2002, principally in the Business and Legal segments.

(ii) Acquisition related costs include employee severance and property rationalisation costs arising on the integration and rationalisation of Harcourt and other recent acquisitions.

(iii) The net loss on disposal of businesses and fixed asset investments relates to the sale and closure of businesses in the Business segment, partly offset by a net gain on disposal of fixed asset investments, comprising a £21m/€33m profit on sale of investments acquired on the acquisition of Harcourt General, Inc. less a £17m/€27m loss on other fixed asset investments.

(iv) The net tax credit in 2002 arises principally in respect of prior year disposals.

Cash flows in respect of exceptional items were as follows:	2002 £m	2001 £m	2002 €m	2001 €m
Reorganisation costs	**(56)**	(41)	**(89)**	(66)
Acquisition related costs	**(63)**	(51)	**(101)**	(82)
Other	**-**	(5)	**-**	(8)
Exceptional operating cash outflow	**(119)**	(97)	**(190)**	(156)
Net proceeds from disposal of businesses and fixed asset investments	**106**	96	**169**	154
Exceptional cash outflow before tax	**(13)**	(1)	**(21)**	(2)
Exceptional tax cash inflow	**20**	141	**32**	227
Total exceptional cash inflow	**7**	140	**11**	225

7 Net interest expense

	2002 £m	2001 £m	2002 €m	2001 €m
Interest receivable and similar income	**24**	107	**38**	172
Interest payable and similar charges				
Promissory notes and bank loans	**(76)**	(102)	**(120)**	(164)
Other loans	**(152)**	(90)	**(242)**	(145)
Other interest and similar charges	**(2)**	(57)	**(3)**	(92)
Total	**(206)**	(142)	**(327)**	(229)
Interest cover (times)	**5.5**	7.0	**5.5**	7.0

Interest cover is calculated as the number of times adjusted operating profit is greater than the net interest expense.

8 Tax on profit on ordinary activities

	2002 £m	2001 £m	2002 €m	2001 €m
Current tax				
United Kingdom	**(6)**	62	**(10)**	100
The Netherlands	**62**	79	**99**	127
Rest of world	**(14)**	81	**(22)**	130
Total current tax	**42**	222	**67**	357
Deferred tax				
Origination and reversal of timing differences	**58**	25	**92**	40
Changes in recoverable amounts of deferred tax assets	**–**	(104)	**–**	(167)
Sub-total	**100**	143	**159**	230
Share of tax attributable to joint ventures	**7**	5	**12**	8
Total	**107**	148	**171**	238

The tax charge for the year as a proportion of profit before tax was increased due to non tax-deductible amortisation and reduced by exceptional tax credits arising on prior year disposals.

A reconciliation of the notional current tax charge based on average standard rates of tax (weighted in proportion to accounting profits) to the actual current tax charge is set out below:

	2002 £m	2001 £m	2002 €m	2001 €m
Profit on ordinary activities before tax	**289**	275	**460**	442
Tax at average standard rates	**79**	62	**126**	100
Net impact of amortisation of goodwill and intangible assets	**109**	119	**173**	192
Prior year disposals	**(100)**	–	**(159)**	–
Permanent differences and other items	**12**	66	**19**	106
Reversal of timing differences	**(58)**	(25)	**(92)**	(41)
Current tax charge	**42**	222	**67**	357

9 Equity dividends paid and proposed

	2002 £m	2001 £m	2002 €m	2001 €m
Reed Elsevier PLC	**143**	132	**227**	211
Reed Elsevier NV	**139**	137	**221**	221
Total	**282**	269	**448**	432

Dividends comprise a total dividend for Reed Elsevier PLC of 11.2p (2001: 10.5p) per ordinary share and a total dividend for Reed Elsevier NV of €0.30 (2001: €0.30) per ordinary share.

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders.

10 Adjusted figures

Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures. The adjusted figures are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, and are derived as follows:

	2002 £m	2001 £m	**2002 €m**	2001 €m
Operating profit including joint ventures	**507**	391	**806**	630
Adjustments:				
Amortisation of goodwill and intangible assets	**527**	501	**838**	806
Reorganisation costs	**42**	35	**67**	56
Acquisition related costs	**57**	63	**90**	102
Adjusted operating profit	**1,133**	990	**1,801**	1,594
Profit before tax	**289**	275	**460**	442
Adjustments:				
Amortisation of goodwill and intangible assets	**527**	501	**838**	806
Reorganisation costs	**42**	35	**67**	56
Acquisition related costs	**57**	63	**90**	102
Net loss/(profit) on disposal of businesses and fixed asset investments	**12**	(26)	**19**	(41)
Adjusted profit before tax	**927**	848	**1,474**	1,365
Profit attributable to parent companies' shareholders	**181**	126	**288**	202
Adjustments:				
Amortisation of goodwill and intangible assets	**512**	507	**814**	816
Reorganisation costs	**32**	3	**51**	5
Acquisition related costs	**43**	33	**68**	54
Net profit on disposal of businesses and fixed asset investments	**(86)**	(45)	**(137)**	(72)
Adjusted profit attributable to parent companies' shareholders	**682**	624	**1,084**	1,005
Net cash inflow from operating activities	**1,035**	1,066	**1,645**	1,717
Dividends received from joint ventures	**13**	12	**21**	19
Purchase of tangible fixed assets	**(163)**	(175)	**(259)**	(282)
Proceeds from sale of tangible fixed assets	**6**	6	**9**	10
Payments in relation to exceptional items charged to operating profit	**119**	97	**190**	156
Adjusted operating cash flow	**1,010**	1,006	**1,606**	1,620

11 Cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Operating profit (before joint ventures)		490	379	779	610
Exceptional charges to operating profit	6	99	98	157	158
Operating profit before exceptional items		589	477	936	768
Amortisation of goodwill and intangible assets		524	498	833	802
Depreciation		136	132	216	213
Total non cash items		660	630	1,049	1,015
Increase in inventories and pre-publication costs		(51)	(48)	(81)	(77)
(Increase)/decrease in debtors		(12)	156	(19)	251
Decrease in creditors		(32)	(52)	(50)	(84)
Movement in working capital		(95)	56	(150)	90
Net cash inflow from operating activities before exceptional items		1,154	1,163	1,835	1,873
Payments relating to exceptional items charged to operating profit	6	(119)	(97)	(190)	(156)
Net cash inflow from operating activities		1,035	1,066	1,645	1,717

Acquisitions

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Purchase of businesses	12	(90)	(3,222)	(143)	(5,187)
Net proceeds from on-sale of Harcourt Higher Education and Corporate & Professional Services businesses		–	1,185	–	1,908
Payment of Harcourt change of control and other non operating liabilities assumed		(76)	(156)	(121)	(251)
Deferred consideration of prior year acquisitions		(18)	(43)	(29)	(69)
Total		(184)	(2,236)	(293)	(3,599)

Financing

	2002 £m	2001 £m	2002 €m	2001 €m
Net movement in promissory notes and bank loans	(74)	(454)	(118)	(731)
Repayment of other loans	(173)	(84)	(275)	(135)
Issuance of other loans	162	1,069	258	1,721
Repayment of finance leases	(10)	(5)	(16)	(8)
	(95)	526	(151)	847
Issue of ordinary shares	30	11	48	18
Total	(65)	537	(103)	865

The issuance of other loans in 2002 relates to term debt raised by a subsidiary of Elsevier Reed Finance BV.

The repayment of other loans in 2002 relates to US$150m of Public Notes which matured in the year and the repurchase of Public Notes with a nominal value of US$110m.

11 Cash flow statement (continued)

Reconciliation of net borrowings

	Cash £m	Short term investments £m	Borrowings £m	2002 £m	2001 £m
Net borrowings at 1 January	96	339	(3,664)	(3,229)	(433)
Increase in cash	72	–	–	72	10
Increase/(decrease) in short term investments	–	55	–	55	(1,169)
Decrease/(increase) in borrowings	–	–	95	95	(526)
Change in net borrowings resulting from cash flows	72	55	95	222	(1,685)
Borrowings in acquired businesses	–	–	–	–	(1,042)
Inception of finance leases	–	–	(16)	(16)	(3)
Exchange translation differences	1	7	283	291	(66)
Net borrowings at 31 December	169	401	(3,302)	(2,732)	(3,229)

	Cash €m	Short term investments €m	Borrowings €m	2002 €m	2001 €m
Net borrowings at 1 January	157	556	(6,009)	(5,296)	(697)
Increase in cash	114	–	–	114	16
Increase/(decrease) in short term investments	–	88	–	88	(1,882)
Decrease/(increase) in borrowings	–	–	151	151	(847)
Change in net borrowings resulting from cash flows	114	88	151	353	(2,713)
Borrowings in acquired businesses	–	–	–	–	(1,677)
Inception of finance leases	–	–	(25)	(25)	(5)
Exchange translation differences	(12)	(31)	831	788	(204)
Net borrowings at 31 December	259	613	(5,052)	(4,180)	(5,296)

Net borrowings comprise cash and short term investments, loan capital, finance leases, promissory notes and bank and other loans, and are analysed further in notes 19 to 22.

12 Acquisitions

During the year a number of acquisitions were made for a total consideration amounting to £99m/€157m, after taking account of net cash acquired of £4m/€6m. The most significant were MBO Verlag and Quicklaw Inc., in the Legal segment.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summerised below:

	Book value on acquisition £m	Fair value adjustments £m	Fair value £m
Goodwill	–	37	37
Intangible fixed assets	–	64	64
Tangible fixed assets	2	–	2
Current assets	22	(13)	9
Current liabilities	(12)	(1)	(13)
Net assets acquired	12	87	99
Consideration (after taking account of £4m net cash acquired)			99
Less: deferred to future years			(9)
Net cash flow			90

	Book value on acquisition €m	Fair value adjustments €m	Fair value €m
Goodwill	–	59	59
Intangible fixed assets	–	102	102
Tangible fixed assets	3	–	3
Current assets	35	(21)	14
Current liabilities	(19)	(2)	(21)
Net assets acquired	19	138	157
Consideration (after taking account of €6m net cash acquired)			157
Less: deferred to future years			(14)
Net cash flow			143

The fair value adjustments in relation to the acquisitions made in 2002 relate principally to the valuation of intangible assets and the restatement of current assets to conform with Reed Elsevier accounting policies in relation to cost capitalisation. Goodwill represents the excess of the consideration over the net tangible and intangible assets acquired. The businesses acquired in 2002 contributed £19m/€30m to turnover, £5m/€8m to adjusted operating profit, before the amortisation of goodwill and intangible assets and exceptional items, and £3m/€5m to net cash inflow from operating activities for the part year under Reed Elsevier ownership.

13 Goodwill and intangible assets

	Goodwill £m	Intangible assets £m	Total £m	Goodwill €m	Intangible assets €m	Total €m
Cost						
At 1 January 2002	4,835	4,573	9,408	7,929	7,500	15,429
Acquisitions	37	64	101	59	102	161
Disposal of businesses	(2)	(12)	(14)	(3)	(19)	(22)
Exchange translation differences	(343)	(314)	(657)	(1,059)	(987)	(2,046)
At 31 December 2002	4,527	4,311	8,838	6,926	6,596	13,522
Accumulated amortisation						
At 1 January 2002	1,478	1,207	2,685	2,424	1,979	4,403
Disposal of businesses	(2)	(12)	(14)	(3)	(19)	(22)
Charge for the year	342	182	524	544	289	833
Exchange translation differences	(101)	(70)	(171)	(338)	(249)	(587)
At 31 December 2002	1,717	1,307	3,024	2,627	2,000	4,627
Net book amount						
At 1 January 2002	3,357	3,366	6,723	5,505	5,521	11,026
At 31 December 2002	**2,810**	**3,004**	**5,814**	**4,299**	**4,596**	**8,895**

At 31 December 2002, the weighted average remaining estimated useful life of goodwill and intangible assets was 25 years (2001: 26 years).

14 Tangible fixed assets

	Land and buildings £m	Computer systems, plant and equipment £m	Total £m	Land and buildings €m	Computer systems, plant and equipment €m	Total €m
Cost						
At 1 January 2002	213	969	1,182	349	1,589	1,938
Acquisitions	–	2	2	–	3	3
Capital expenditure	5	174	179	8	277	285
Disposals	–	(67)	(67)	–	(107)	(107)
Exchange translation differences	(12)	(60)	(72)	(42)	(204)	(246)
At 31 December 2002	206	1,018	1,224	315	1,558	1,873
Accumulated depreciation						
At 1 January 2002	75	618	693	123	1,013	1,136
Disposals	–	(45)	(45)	–	(72)	(72)
Charge for the year	8	128	136	13	203	216
Exchange translation differences	(6)	(38)	(44)	(18)	(130)	(148)
At 31 December 2002	77	663	740	118	1,014	1,132
Net book amount						
At 1 January 2002	138	351	489	226	576	802
At 31 December 2002	**129**	**355**	**484**	**197**	**544**	**741**

At 31 December 2002 and 2001, all assets were included at cost. No depreciation was provided on freehold land. The net book amount of tangible fixed assets includes £24m/€37m (2001: £16m/€26m) in respect of assets held under finance leases.

15 Fixed asset investments

	Investments in joint ventures £m	Other investments £m	Total £m	Investments in joint ventures €m	Other investments €m	Total €m
At 1 January 2002	**66**	**175**	**241**	**108**	**287**	**395**
Share of attributable profit	**13**	**-**	**13**	**20**	**-**	**20**
Amortisation of goodwill and intangible assets	**(3)**	**-**	**(3)**	**(5)**	**-**	**(5)**
Dividends received from joint ventures	**(13)**	**-**	**(13)**	**(21)**	**-**	**(21)**
Additions	**-**	**9**	**9**	**-**	**14**	**14**
Transfers/disposals	**(2)**	**(83)**	**(85)**	**(3)**	**(132)**	**(135)**
Provided	**-**	**(14)**	**(14)**	**-**	**(22)**	**(22)**
Exchange translation differences	**1**	**(9)**	**(8)**	**(4)**	**(28)**	**(32)**
At 31 December 2002	**62**	**78**	**140**	**95**	**119**	**214**

The principal joint venture at 31 December 2002 is Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding). The cost and net book amount of goodwill and intangible assets in joint ventures were £36m/€55m and £21m/€32m respectively (2001: £37m/€61m and £24m/€39m).

At 31 December 2002, the Reed Elsevier Group plc Employee Benefit Trust ("EBT") held 2,840,047 (2001: 2,416,207) Reed Elsevier PLC ordinary shares and 1,554,381 (2001: 1,412,194) Reed Elsevier NV ordinary shares at a book amount of £19m/€29m. The aggregate market value at 31 December 2002 was £27m/€41m (2001: £25m/€41m). The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the Trustee's discretion, can be used in respect of the exercise of executive share options. Details of the share option schemes are set out in the Directors' Remuneration Report on pages 16 to 23.

16 Inventories and pre-publication costs

	2002 £m	2001 £m	2002 €m	2001 €m
Raw materials	**15**	18	**23**	30
Pre-publication costs	**306**	283	**468**	464
Finished goods	**179**	187	**274**	307
Total	**500**	488	**765**	801

17 Debtors – amounts falling due within one year

	2002 £m	2001 £m	2002 €m	2001 €m
Trade debtors	**743**	760	**1,137**	1,246
Amounts owed by joint ventures	**-**	2	**-**	3
Other debtors	**73**	98	**111**	161
Prepayments and accrued income	**107**	139	**164**	228
Total	**923**	999	**1,412**	1,638

18 Debtors – amounts falling due after more than one year

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Trade debtors		**9**	5	**14**	8
Pension prepayment	4	**125**	128	**191**	210
Prepayments, accrued income and other debtors		**26**	86	**40**	141
Deferred taxation assets	24	**161**	244	**246**	400
Total		**321**	463	**491**	759

19 Cash and short term investments

	2002 £m	2001 £m	2002 €m	2001 €m
Cash at bank and in hand	**169**	96	**259**	157
Short term investments	**401**	339	**613**	556
Total	**570**	435	**872**	713

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

20 Creditors: amounts falling due within one year

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Borrowings					
Promissory notes and bank loans		**1,279**	1,443	**1,957**	2,367
Other loans		**80**	108	**122**	177
Obligations under finance leases	23	**8**	5	**12**	8
		1,367	1,556	**2,091**	2,552
Trade creditors		**251**	246	**384**	403
Other creditors		**165**	330	**252**	541
Taxation		**328**	429	**502**	704
Proposed dividends		**205**	190	**314**	312
Accruals and deferred income		**1,313**	1,383	**2,009**	2,268
Total		**3,629**	4,134	**5,552**	6,780

21 Creditors: amounts falling due after more than one year

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Borrowings					
Loans repayable:					
Within one to two years		**2**	91	**3**	149
Within two to five years		**903**	506	**1,382**	830
After five years		**1,016**	1,500	**1,554**	2,460
Obligations under finance leases	23	**14**	11	**22**	18
		1,935	2,108	**2,961**	3,457
Other creditors		**15**	21	**22**	34
Taxation		**269**	331	**412**	543
Accruals and deferred income		**51**	42	**78**	69
Total		**2,270**	2,502	**3,473**	4,103

22 Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out in the Review of Operations and Financial Performance on pages 2 to 11.

For the purpose of the disclosures which follow in this note, short term debtors and creditors have been excluded, as permitted under FRS13: Derivatives and Other Financial Instruments.

Currency and interest rate profile of financial liabilities
The currency and interest rate profile of the aggregate financial liabilities of £3,391m/€5,188m (2001: £3,848m/€6,310m), after taking account of interest rate and currency derivatives, is set out below:

					Fixed rate financial liabilities	
	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Floating rate financial liabilities €m	Fixed rate financial liabilities €m	Weighted average interest rate	Weighted average duration (years)
2002						
US dollar	**478**	**2,307**	**731**	**3,530**	**6.5%**	**7.6**
Sterling	**19**	**-**	**29**	**-**	**-**	**-**
Euro	**363**	**143**	**555**	**219**	**5.6%**	**4.3**
Other currencies	**81**	**-**	**124**	**-**	**-**	**-**
Total	**941**	**2,450**	**1,439**	**3,749**	**6.4%**	**7.4**

					Fixed rate financial liabilities	
	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Floating rate financial liabilities €m	Fixed rate financial liabilities €m	Weighted average interest rate	Weighted average duration (years)
2001						
US dollar	629	2,703	1,032	4,433	6.8%	10.7
Sterling	22	–	36	–	–	–
Euro	268	138	440	226	5.6%	5.2
Other currencies	88	–	143	–	–	–
Total	1,007	2,841	1,651	4,659	6.8%	10.5

Included within fixed rate financial liabilities as at 31 December 2002 are £78m/€119m (2001: £105m/€172m) of US dollar term debt and £281m/€430m (2001: £397m/€651m) of interest rate swaps and FRAs denominated principally in US dollars that mature within one year.

Currency and interest rate profile of financial assets
The currency and interest rate profile of the aggregate financial assets of £668m/€1,022m (2001: £616m/€1,010m), after taking account of interest rate swaps, is set out below:

	Floating rate financial assets £m	Non interest bearing financial assets £m	Floating rate financial assets €m	Non interest bearing financial assets €m
2002				
US dollar	**81**	**67**	**124**	**102**
Sterling	**207**	**17**	**317**	**26**
Euro	**246**	**7**	**376**	**11**
Other currencies	**36**	**7**	**55**	**11**
Total	**570**	**98**	**872**	**150**

22 Financial instruments (continued)

	Floating rate financial assets £m	Non interest bearing financial assets £m	Floating rate financial assets €m	Non interest bearing financial assets €m
2001				
US dollar	87	147	143	241
Sterling	74	24	121	39
Euro	244	6	400	10
Other currencies	30	4	49	7
Total	435	181	713	297

At 31 December 2002, there were interest rate floors in place with a principal amount totalling £150m/€230m (2001: £nil/€nil) denominated in sterling that mature within one year.

Floating rate interest rates payable on US commercial paper are based on US dollar commercial paper rates. Other financial assets and liabilities bear interest by reference to LIBOR or other national LIBOR equivalent interest rates. Included within non interest bearing financial assets are £78m/€119m (2001: £175m/€287m) of investments denominated principally in sterling and US dollars which have no maturity date.

Forward starting interest rate derivatives

At 31 December 2002, agreements totalling £187m/€286m (2001: £357m/€585m) were in place to enter into interest rate swaps, interest rate options and interest rate floors at future dates. Of these, individual swap agreements totalling £125m/€191m (2001: £207m/€339m) were to fix the interest expense on US dollar borrowings commencing in 2003 for periods of 18 months, at a weighted average interest rate of 4.2%. In addition, interest rate options totalling £62m/€95m (2001: £nil/€nil) were to fix the interest expense on US dollar borrowings commencing in 2003 for a period of 21 months, at rates of between 3.2% and 4.5%. There were no agreements in place to enter into interest rate floors at future dates (2001: £150m/€246m).

At 31 December 2002, forward rate agreements totalling £780m/€1,193m (2001: £276m/€453m) were in place. These comprised a succession of agreements to fix the interest expense on short term US dollar borrowings commencing in 2003 for progressive periods of up to three months, at a weighted average interest rate of 3.4%.

Maturity profile of financial liabilities

The maturity profile of financial liabilities at 31 December comprised:

	2002 £m	2001 £m	**2002 €m**	2001 €m
Repayable:				
Within one year	**1,367**	1,598	**2,091**	2,621
Within one to two years	**35**	149	**53**	244
Within two to five years	**944**	557	**1,445**	914
After five years	**1,045**	1,544	**1,599**	2,531
Total	**3,391**	3,848	**5,188**	6,310

Financial liabilities repayable within one year include US commercial paper and euro commercial paper. Short term borrowings are supported by committed facilities and by centrally managed cash and short term investments. As at 31 December 2002, a total of £2,188m/€3,348m (2001: £2,413m/€3,957m) of committed facilities were available, of which £63m/€96m (2001: £418m/€686m) was drawn and is included in financial liabilities repayable within one year. Of the total committed facilities, £1,788m/€2,736m (2001: £248m/€407m) matures within one year, £nil/€nil (2001: £1,724m/€2,827m) within one to two years, and £400m/€612m (2001: £441m/€723m) within two to three years. Secured borrowings under finance leases were £22m/€34m (2001: £16m/€26m).

Currency exposure

The business policy is to hedge all significant transaction exposures on monetary assets and liabilities fully and consequently there are no material currency exposures that would give rise to gains and losses in the profit and loss account in the functional currencies of the operating units.

22 Financial instruments (continued)

Fair values of financial assets and liabilities

The notional amount, book value and fair value of financial instruments are as follows:

	2002			2001		
	Notional amount £m	**Book value £m**	**Fair value £m**	Notional amount £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance operations						
Investments		**78**	**78**		175	175
Cash		**169**	**169**		96	96
Short term investments		**401**	**400**		339	338
Other financial assets		**20**	**20**		6	6
Short term borrowings and current portion of long term borrowings		**(1,367)**	**(1,374)**		(1,556)	(1,555)
Long term borrowings		**(1,935)**	**(2,043)**		(2,108)	(2,104)
Other financial liabilities		**(18)**	**(18)**		(22)	(22)
Provisions		**(71)**	**(71)**		(162)	(162)
		(2,723)	**(2,839)**		(3,232)	(3,228)
Derivative financial instruments held to manage interest rate and currency exposure						
Interest rate swaps	**729**	**(9)**	**(73)**	1,233	(9)	(43)
Interest rate options	**686**	**(4)**	**(65)**	690	(4)	(48)
Interest rate floors	**150**	**–**	**–**	275	–	1
Forward rate agreements	**968**	**–**	**(1)**	276	–	–
Forward foreign exchange contracts	**246**	**–**	**8**	917	–	(2)
	2,779	**(13)**	**(131)**	3,391	(13)	(92)
Total financial instruments	**2,779**	**(2,736)**	**(2,970)**	3,391	(3,245)	(3,320)

22 Financial instruments (continued)

	2002			2001		
	Notional amount €m	Book value €m	Fair value €m	Notional amount €m	Book value €m	Fair value €m
Primary financial instruments held or issued to finance operations						
Investments		119	119		287	287
Cash		259	259		157	157
Short term investments		613	612		556	554
Other financial assets		31	31		10	10
Short term borrowings and current portion of long term borrowings		(2,091)	(2,102)		(2,552)	(2,550)
Long term borrowings		(2,961)	(3,127)		(3,457)	(3,451)
Other financial liabilities		(27)	(27)		(36)	(36)
Provisions		(109)	(109)		(265)	(265)
		(4,166)	(4,344)		(5,300)	(5,294)
Derivative financial instruments held to manage interest rate and currency exposure						
Interest rate swaps	1,115	(14)	(112)	2,022	(15)	(71)
Interest rate options	1,050	(6)	(99)	1,132	(7)	(79)
Interest rate floors	230	–	–	451	–	2
Forward rate agreements	1,481	–	(2)	453	–	–
Forward foreign exchange contracts	376	–	13	1,503	–	(3)
	4,252	(20)	(200)	5,561	(22)	(151)
Total financial instruments	4,252	(4,186)	(4,544)	5,561	(5,322)	(5,445)

The amounts shown as the book value of derivative financial instruments represent accruals or deferred income arising from these financial instruments. The fair value of long term debt has been based on current market rates offered to Reed Elsevier for debt of the same remaining maturities. The fair values for interest rate swaps, interest rate options and forward rate agreements represent the replacement cost calculated using market rates of interest at 31 December 2002 and 2001. The fair values of all other items have been calculated by discounting expected future cash flows at market rates.

Hedges

The unrecognised and deferred gains and losses on financial instruments used for hedging purposes as at 31 December 2002, and before taking into account gains and losses arising in the year and included in the profit and loss account, are derived as follows:

	Unrecognised		Deferred	
	Gains £m	Losses £m	Gains £m	Losses £m
On hedges at 1 January 2002	3	(82)	28	(22)
Arising in previous years included in 2002 profit and loss account	(3)	36	(15)	14
Arising in previous years not included in 2002 profit and loss account	–	(46)	13	(8)
Arising in 2002 not included in 2002 profit and loss account	8	(80)	45	(7)
On hedges at 31 December 2002	8	(126)	58	(15)
Of which:				
Expected to be included in 2003 profit and loss account	8	(49)	30	(8)
Expected to be included in 2004 profit and loss account or later	–	(77)	28	(7)

22 Financial instruments [continued]

	Unrecognised		Deferred	
	Gains €m	Losses €m	Gains €m	Losses €m
On hedges at 1 January 2002	**5**	**(134)**	**46**	**(36)**
Arising in previous years included in 2002 profit and loss account	**(5)**	**61**	**(25)**	**23**
Arising in previous years not included in 2002 profit and loss account	**–**	**(73)**	**21**	**(13)**
Arising in 2002 not included in 2002 profit and loss account	**12**	**(120)**	**68**	**(10)**
On hedges at 31 December 2002	**12**	**(193)**	**89**	**(23)**
Of which:				
Expected to be included in 2003 profit and loss account	**12**	**(75)**	**46**	**(12)**
Expected to be included in 2004 profit and loss account or later	**–**	**(118)**	**43**	**(11)**

23 Obligations under leases

Future finance lease obligations are:

	Note	**2002 £m**	2001 £m	**2002 €m**	2001 €m
Repayable:					
Within one year		**9**	7	**14**	11
Within one to two years		**6**	3	**9**	5
Within two to five years		**3**	2	**5**	3
After five years		**7**	9	**11**	15
Less: interest charges allocated to future periods		**(3)**	(5)	**(5)**	(8)
Total		**22**	16	**34**	26
Obligations falling due within one year	20	**8**	5	**12**	8
Obligations falling due after more than one year	21	**14**	11	**22**	18
Total		**22**	16	**34**	26

Annual commitments under operating leases are:

	2002 £m	2001 £m	**2002 €m**	2001 €m
On leases expiring:				
Within one year	**7**	19	**11**	31
Within two to five years	**37**	41	**57**	67
After five years	**59**	63	**90**	104
Total	**103**	123	**158**	202

Of the above annual commitments, £99m/€152m relates to land and buildings (2001: £119m/€195m) and £4m/€6m to other leases (2001: £4m/€7m).

24 Provisions for liabilities and charges

	Deferred taxation liabilities £m	Surplus property £m	Lease guarantees £m	Total £m
At 1 January 2002	118	76	86	280
Transfers	(50)	-	-	(50)
Provided	34	-	-	34
Utilised	(3)	(5)	(49)	(57)
Exchange translation differences	(7)	(8)	(5)	(20)
At 31 December 2002	92	63	32	187

	Deferred taxation liabilities €m	Surplus property €m	Lease guarantees €m	Total €m
At 1 January 2002	194	125	140	459
Transfers	(80)	-	-	(80)
Provided	54	-	-	54
Utilised	(5)	(8)	(78)	(91)
Exchange translation differences	(22)	(21)	(13)	(56)
At 31 December 2002	141	96	49	286

The surplus property provision relates to lease obligations for various periods up to 2012 and represents estimated sub-lease shortfalls. The provision for lease guarantees represents amounts provided in respect of guarantees given by Harcourt General, Inc in favour of a former subsidiary, GC Companies, Inc. for certain property leases for various periods up to 2016.

The net provision for deferred taxation comprises:

	Note	2002 £m	2001 £m	2002 €m	2001 €m
Deferred taxation liabilities					
Excess of tax allowances over related amortisation		46	41	70	67
Pension prepayment		35	38	54	62
Short term timing differences		11	39	17	65
		92	118	141	194
Deferred taxation assets					
Excess of amortisation over related tax allowances		(8)	(6)	(12)	(10)
Short term timing differences		(151)	(201)	(231)	(330)
Tax losses carried forward		(2)	(37)	(3)	(60)
	18	(161)	(244)	(246)	(400)
Total		(69)	(126)	(105)	(206)
Net provision at 1 January		(126)	37	(206)	60
Acquisitions		-	8	-	13
Transfers		(12)	(96)	(19)	(155)
Deferred tax charge/(credit) in profit and loss account	8	58	(79)	92	(127)
Exchange translation differences		11	4	28	3
Net provision at 31 December		(69)	(126)	(105)	(206)

25 Contingent liabilities

There are contingent liabilities amounting to £3m/€5m (2001: £7m/€11m) in respect of borrowings of former subsidiaries and £118m/€181m (2001: £143m/€235m) in respect of lease guarantees, in excess of provided amounts, given by Harcourt General, Inc in favour of GC Companies, Inc. (see note 24).

26 Combined shareholders' funds

	Combined share capitals £m	Combined share premium accounts £m	Combined reserves £m	Total £m
At 1 January 2002	**184**	**1,629**	**1,104**	**2,917**
Profit attributable to parent companies' shareholders	**-**	**-**	**181**	**181**
Equity dividends paid and proposed	**-**	**-**	**(282)**	**(282)**
Issue of ordinary shares, net of expenses	**1**	**29**	**-**	**30**
Exchange translation differences	**2**	**50**	**(239)**	**(187)**
At 31 December 2002	**187**	**1,708**	**764**	**2,659**

	Combined share capitals €m	Combined share premium accounts €m	Combined reserves €m	Total €m
At 1 January 2002	**302**	**2,672**	**1,810**	**4,784**
Profit attributable to parent companies' shareholders	**-**	**-**	**288**	**288**
Equity dividends paid and proposed	**-**	**-**	**(448)**	**(448)**
Issue of ordinary shares, net of expenses	**2**	**46**	**-**	**48**
Exchange translation differences	**(18)**	**(105)**	**(481)**	**(604)**
At 31 December 2002	**286**	**2,613**	**1,169**	**4,068**

Combined share capital excludes the shares of Reed Elsevier NV held by Reed Elsevier PLC.

Combined reserves include a £4m/€6m (2001: £4m/€7m) capital redemption reserve following the redemption of non equity shares in Reed Elsevier PLC in 1999.

27 Exchange rates

The following exchange rates have been applied in preparing the combined financial statements:

	Profit and loss		Balance sheet	
	2002	2001	**2002**	2001
Euro to sterling	**1.59**	1.61	**1.53**	1.64
US dollars to sterling	**1.50**	1.44	**1.60**	1.45
Euro to US dollars	**1.06**	1.12	**0.96**	1.13
US dollars to euro	**0.94**	0.89	**1.05**	0.88

Independent auditors' report to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV

We have audited the combined financial statements of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together "the combined businesses") for the year ended 31 December 2002 which comprise the profit and loss account, the cash flow statement, the balance sheet, the statement of total recognised gains and losses, the shareholders' funds reconciliation and the related notes 1 to 27. These financial statements have been prepared under the accounting policies set out therein.

We have also audited the information in the parts of the directors' remuneration report presented in the Annual Reports and Financial Statements ("the Remuneration Report") that are described as having been audited.

Our audit work has been undertaken so that we might state to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV and the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for the preparation of the financial statements in accordance with applicable United Kingdom and Dutch accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report and Financial Statements including the Remuneration Report. Our responsibilities, as independent auditors of the combined financial statements and the parts of the Remuneration Report described as having been audited, are set out in auditing standards generally accepted in the United Kingdom and the Netherlands and by our respective professions' ethical guidance.

We report to you our opinion as to whether the combined financial statements give a true and fair view. We read the other information contained in the Annual Reports and Financial Statements, as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the combined financial statements. We are not required to consider whether the boards' statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the combined businesses' corporate governance procedures or their risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards generally accepted in the United Kingdom and the Netherlands. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the parts of the Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial statements and the parts of the Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the combined financial statements and the parts of the Remuneration Report described as having been audited.

Opinion

In our opinion:

- the combined financial statements give a true and fair view of the state of affairs of the combined businesses as at 31 December 2002, and of their profits for the year then ended; and

- the parts of the Remuneration Report described as having been audited have been properly prepared in accordance with the United Kingdom Companies Act 1985 and also complies with the legal requirements for financial statements as included in Part 9, Book 2 of the Netherlands Civil Code.

Deloitte & Touche
Chartered Accountants and
Registered Auditors
London
19 February 2003

Deloitte & Touche
Accountants
Amsterdam
19 February 2003

Reed Elsevier PLC

(formerly Reed International P.L.C.)

REED ELSEVIER PLC ANNUAL REPORT AND FINANCIAL STATEMENTS

Financial highlights

For the years ended 31 December

	1998 £m	1999 £m	2000 £m	2001 £m	**2002 £m**
PROFIT AND LOSS ACCOUNT					
Reported profit before tax	552	57	102	146	**153**
Reported profit/(loss) attributable to shareholders	408	(33)	17	67	**96**
Adjusted profit before tax	409	376	365	449	**490**
Adjusted profit attributable to shareholders	302	279	270	330	**361**
PER SHARE INFORMATION					
Earnings/(loss) per ordinary share	35.7p	(2.9)p	1.5p	5.3p	**7.6p**
Adjusted earnings per ordinary share	26.4p	24.4p	23.3p	26.1p	**28.5p**
Net dividend per ordinary share	15.0p	10.0p	10.0p	10.5p	**11.2p**
Dividend cover	1.7	2.4	2.1	2.5	**2.5**
Ordinary share prices – high	716p	630p	700p	700p	**696p**
– low	428p	344p	391p	493p	**488p**
Market capitalisation (£m)	5,379	5,310	8,837	7,210	**6,748**

(i) All amounts presented are based on the 52.9% share of Reed Elsevier combined profits attributable to the Reed Elsevier PLC shareholders (see note 9 to the financial statements). The statutory profit for Reed Elsevier PLC includes the impact of sharing the UK tax credit with Reed Elsevier NV as a reduction in reported profits. On this basis, the consolidated profit before tax, attributable profit and basic earnings per share for the year ended 31 December 2002 are £146m, £89m and 7.0p respectively.

(ii) Adjusted figures are shown before amortisation of goodwill and intangible assets, exceptional items and related tax effects, and equalisation adjustments. The Reed Elsevier businesses focus on adjusted profit and cash flow as additional performance measures. These are reconciled to the reported figures in note 9 to the financial statements.

(iii) Dividend cover is calculated as the number of times adjusted profit attributable to shareholders, after taking account of the sharing of the UK tax credit with Reed Elsevier NV, covers the annual dividend.

(iv) Share prices quoted are the closing mid-price. Market capitalisation is at the year end date.

Directors' report

The directors present their report, together with the financial statements of the company, for the year ended 31 December 2002.

On 19 April 2002, the name of the company was changed from Reed International P.L.C. to Reed Elsevier PLC. Also in April 2002, Elsevier NV changed its name to Reed Elsevier NV and Reed Elsevier plc changed its name to Reed Elsevier Group plc.

As a consequence of the merger of the company's businesses with those of Reed Elsevier NV in 1993, described on page 12, the shareholders of Reed Elsevier PLC and Reed Elsevier NV can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses" or "Reed Elsevier"). This directors' report and the financial statements of the company should be read in conjunction with the combined financial statements and other reports set out on pages 2 to 54, as well as the Report of the Chairman and the Chief Executive Officer in the Annual Review and Summary Financial Statements.

Principal activities

The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier Group plc and its 39% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities, respectively. The remaining shareholdings in these two companies are held by Reed Elsevier NV. Reed Elsevier PLC also has an indirect equity interest in Reed Elsevier NV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York and Reed Elsevier NV's securities are listed in Amsterdam and New York.

Financial statement presentation

The consolidated financial statements of Reed Elsevier PLC include the 52.9% economic interest that shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on a gross equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. Because of the tax credit, Reed Elsevier PLC normally requires less cash to fund its net dividend than Reed Elsevier NV does to fund its gross dividend. An adjustment is, therefore, required in the statutory profit and loss account of Reed Elsevier PLC to share this tax benefit between the two sets of shareholders in accordance with the equalisation agreement. The equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and it reduces the statutory attributable earnings of the company by 47.1% of the total amount of the tax credit, which in 2002 was £7m (2001: £6m).

In addition to the reported figures, adjusted profit figures are presented as additional performance measures. These exclude the tax credit equalisation adjustment, the amortisation of goodwill and intangible assets and exceptional items and provide a basis for performance comparison that is not dependent on the choice of method of adoption of FRS10 in accounting for goodwill and intangible assets.

Profit and loss account

The company's share of the operating profits of Reed Elsevier was £262m, up from £202m in 2001, reflecting strong performances in the Science & Medical and Legal divisions and a full year contribution from the Harcourt businesses acquired in July 2001. The Business division saw continued weakness as a result of the global economic downturn. The company's share of the charge for amortisation of goodwill and intangible assets was £279m, up £14m from 2001, reflecting a full year charge in respect of the Harcourt businesses partly offset by currency translation effects. The company's share of the operating exceptional items was £52m (2001: £52m), principally comprising its share of integration costs relating to Harcourt and other acquisitions and the cost of restructuring actions taken particularly in the Business division in response to the worsening economic environment. The profit for the year also includes a £6m share of losses on disposals of businesses and fixed asset investments. The reported attributable profit for Reed Elsevier PLC was £89m (2001: £61m). The adjusted profit attributable to shareholders – before the amortisation of goodwill and intangible assets and exceptional items – was £361m (2001: £330m).

Adjusted earnings per share increased 9% to 28.5p (2001: 26.1p). Including the effect of the tax credit equalisation as well as the amortisation of goodwill and intangible assets and exceptional items, the basic earnings per share was 7.0p (2001: 4.8p).

Balance sheet

The balance sheet of Reed Elsevier PLC reflects the shareholders' 52.9% economic interest in the net assets of Reed Elsevier, which at 31 December 2002 amounted to £1,407m (2001: £1,543m). The £136m decrease in net assets principally reflects the company's share in the attributable profits of Reed Elsevier, less dividends paid and proposed and exchange translation effects.

Dividends

The board is recommending a final dividend of 8.0p per ordinary share to be paid on 2 May 2003 to shareholders on the Register on 11 April 2003 which, when added to the interim dividend already paid on 9 September 2002 amounting to 3.2p per ordinary share, makes the total dividend for the year 11.2p (2001: 10.5p).

The total dividend on the ordinary shares for the financial year will amount to £143m (2001: £132m), leaving a retained loss of £54m (2001: £71m).

Directors' report (continued)

Directors
The following served as directors during the year:

M Tabaksblat (Chairman)
CHL Davis (Chief Executive Officer)
MH Armour (Chief Financial Officer)
G J A van de Aast
JF Brock
DJ Haank
RJ Nelissen
S Perrick
A Prozes
Lord Sharman of Redlynch OBE (appointed 1 January 2002)
RWH Stomberg (senior independent non-executive director)
DGC Webster (resigned 9 April 2002)

Brief biographical details of the directors at the date of this Report are given on pages 10 and 11 of the Annual Review and Summary Financial Statements.

Messrs R J Nelissen, M H Armour, S Perrick and A Prozes will retire by rotation at the forthcoming Annual General Meeting. Being eligible, Messrs Armour and Prozes, will each offer themselves for re-election. Messrs Nelissen and Perrick will not be seeking re-election. At the Annual General Meeting resolutions will also be submitted proposing the appointment of Patrick Tierney as an executive director, and Mark Elliott, Cees van Lede and David Reid as non-executive directors.

The notice period applicable to the service contracts of Messrs Armour and Prozes is set out in the Directors' Remuneration Report on page 18. Patrick Tierney's contract provides that, in the event of termination without cause by the company prior to October 2003, twenty-four months salary would be payable, reducing to twelve months thereafter. Messrs Elliott, van Lede and Reid do not have service contracts.

Details of directors' remuneration and their interests in the share capital of the company are provided in the Directors' Remuneration Report on pages 16 to 23.

Share capital
During the period 3,497,381 ordinary shares in the company were issued in connection with the following share option schemes:

701,962 under a UK SAYE share option scheme at prices between 336.2p and 500p per share.
2,795,419 under Executive share option schemes at prices between 321.75p and 659p per share.

At 18 February 2003, the company had received notification of the following substantial interests in the company's issued ordinary share capital:

T Rowe Price Associates, Inc
52,034,364 shares 4.10%
Prudential plc
44,799,836 shares 3.53%
Legal & General Investment Management Ltd
44,174,343 shares 3.48%
Oechsle International Advisors, LLC
42,907,149 shares 3.38%
Barclays PLC
39,600,622 shares 3.12%
FMR Corporation
38,112,708 shares 3.00%

At the 2002 Annual General Meeting a resolution was passed to extend the authority given to the company to purchase up to 10% of its ordinary shares by market purchase. At 31 December 2002, this authority remained unutilised. A resolution to further extend the authority is to be put to the 2003 Annual General Meeting.

Charitable and political donations
Reed Elsevier companies made donations during the year for charitable purposes amounting to £1.2m of which £46,000 was in the United Kingdom. In the United States, Reed Elsevier companies contributed £93,000 to political parties. There were no donations made in the European Union for political purposes.

Statement of directors' responsibilities
The directors are required by English company law to prepare financial statements for each financial period, which give a true and fair view of the state of affairs of the company and the group, and of the profit or loss for that period. In preparing those financial statements, the directors ensure that suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used, and accounting standards have been followed.

The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the law.

The directors have general responsibility for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Corporate governance
The company has complied throughout the period under review with the provisions of Section 1 of the Combined Code – the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority ("the Combined Code").

Details of how the provisions of the Combined Code have been applied and the directors' statement on internal control are set out in the Structure and Corporate Governance report on pages 12 to 15.

Going concern
After making enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing these financial statements.

Payments to suppliers
Reed Elsevier companies agree terms and conditions for business transactions with suppliers and payment is made on these terms. The average time taken to pay suppliers was between 30 and 45 days.

Auditors
Resolutions for the reappointment of Deloitte & Touche as auditors of the company and authorising the directors to fix their remuneration will be submitted to the forthcoming Annual General Meeting.

By order of the board
Stephen J Cowden
Secretary

Registered Office
25 Victoria Street
London
SW1H 0EX

19 February 2003

Accounting policies

Basis of preparation

These statutory financial statements report the profit and loss account, cash flow and financial position of Reed Elsevier PLC, and have been prepared in accordance with UK generally accepted accounting principles. Unless otherwise indicated, all amounts shown in the financial statements are in millions of pounds.

The financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards.

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 12.

As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

Determination of profit

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiary undertakings. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. In the financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the attributable earnings of the company by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 26 and 27.

Basis of valuation of assets and liabilities

Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Joint ventures are accounted for using the gross equity method.

In the parent company accounts, investments are stated at cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation

Profit and loss items are translated at average exchange rates. In the consolidated balance sheet, assets and liabilities are translated at rates ruling at the balance sheet date or contracted rates where applicable. The gains or losses relating to the retranslation of Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses are taken directly to reserves.

Taxation

Deferred taxation is provided in full for timing differences using the liability method. No provision is made for tax which might become payable on the distribution of retained profits by foreign subsidiaries or joint ventures unless there is an intention to distribute such retained earnings giving rise to a charge.

Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Consolidated profit and loss account

For the year ended 31 December 2002

	Note	2002 £m	2001 £m
Turnover			
Including share of turnover of joint ventures		**2,656**	2,412
Less: share of turnover of joint ventures		**(2,656)**	(2,412)
		–	–
Administrative expenses		**(1)**	(1)
Operating loss (before joint ventures)	3	**(1)**	(1)
Share of operating profit of joint ventures			
Before amortisation and exceptional items	1	**593**	519
Amortisation of goodwill and intangible assets		**(279)**	(265)
Exceptional items		**(52)**	(52)
		262	202
Operating profit including joint ventures		**261**	201
Share of non operating exceptional items of joint ventures		**(6)**	14
		(6)	14
Net interest income/(expense)			
Group	6	**3**	12
Share of net interest of joint ventures		**(112)**	(87)
		(109)	(75)
Profit on ordinary activities before taxation		**146**	140
Tax on profit on ordinary activities	7	**(57)**	(79)
UK corporation tax		**(1)**	(3)
Share of tax of joint ventures		**(56)**	(76)
Profit attributable to ordinary shareholders		**89**	61
Equity dividends paid and proposed	8	**(143)**	(132)
Retained loss taken to reserves		**(54)**	(71)

Adjusted figures

	Note	2002 £m	2001 £m
Adjusted profit before tax	9	**490**	449
Adjusted profit attributable to ordinary shareholders	9	**361**	330

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures, and are reconciled to the reported figures in note 9 to the financial statements.

Earnings per ordinary share ("EPS")

	Note	2002 pence	2001 pence
Basic EPS	10	**7.0**	4.8
Diluted EPS	10	**7.0**	4.8
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	10	**7.6**	5.3
Adjusted EPS	10	**28.5**	26.1

The above amounts derive from continuing activities.

Consolidated cash flow statement

For the year ended 31 December 2002

	Note	2002 £m	2001 £m
Net cash outflow from operating activities	11	–	(3)
Dividends received from Reed Elsevier Group plc		135	127
Interest received		3	13
Returns on investments and servicing of finance		3	13
Taxation		(1)	(3)
Fixed asset investments		–	(406)
Acquisitions and disposals		–	(406)
Equity dividends paid		(135)	(126)
Cash inflow/(outflow) before changes in short term investments and financing		2	(398)
Decrease in short term investments		–	431
Issue of ordinary shares		16	10
Increase in net funding balances to Reed Elsevier Group plc group	11	(18)	(43)
Financing		(2)	(33)
Change in net cash		–	–

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

Balance sheets

As at 31 December 2002

	Note	Consolidated 2002 £m	Consolidated 2001 £m	Company 2002 £m	Company 2001 £m
Fixed assets					
Investment in joint ventures:	12				
Share of gross assets		**4,666**	5,241	**–**	–
Share of gross liabilities		**(3,683)**	(4,113)	**–**	–
Share of net assets		**983**	1,128	**–**	–
Investments	13	**–**	–	**1,411**	1,411
		983	1,128	**1,411**	1,411
Current assets					
Debtors	14	**573**	555	**573**	555
		573	555	**573**	555
Creditors: amounts falling due within one year	15	**(113)**	(104)	**(190)**	(181)
Net current assets		**460**	451	**383**	374
Total assets less current liabilities		**1,443**	1,579	**1,794**	1,785
Creditors: amounts falling due after more than one year	16	**(36)**	(36)	**(36)**	(36)
Net assets		**1,407**	1,543	**1,758**	1,749
Capital and reserves					
Called up share capital	17	**159**	158	**159**	158
Share premium account	19	**951**	936	**951**	936
Capital redemption reserve	19	**4**	4	**4**	4
Profit and loss reserve	19	**293**	445	**644**	651
Shareholders' funds		**1,407**	1,543	**1,758**	1,749

The financial statements were approved by the board of directors, 19 February 2003.

M Tabaksblat
Chairman

MH Armour
Chief Financial Officer

Consolidated statement of total recognised gains and losses

For the year ended 31 December 2002

	2002 £m	2001 £m
Profit attributable to ordinary shareholders	**89**	61
Exchange translation differences	**(98)**	(2)
Total recognised gains and losses for the year	**(9)**	59

Recognised gains and losses include losses of £3m (2001: gains of £65m) in respect of joint ventures.

Reconciliation of shareholders' funds

For the year ended 31 December 2002

	Consolidated		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Profit attributable to ordinary shareholders	**89**	61	**136**	136
Equity dividends paid and proposed	**(143)**	(132)	**(143)**	(132)
Issue of ordinary shares, net of expenses	**16**	10	**16**	10
Exchange translation differences	**(98)**	(2)	**-**	-
Equalisation adjustments	**-**	(3)	**-**	-
Net (decrease)/increase in shareholders' funds	**(136)**	(66)	**9**	14
Shareholders' funds at 1 January	**1,543**	1,609	**1,749**	1,735
Shareholders' funds at 31 December	**1,407**	1,543	**1,758**	1,749

1 Income from interests in joint ventures

	Note	2002 £m	2001 £m
Share of operating profit before amortisation and exceptional items (based on 52.9% economic interest in the Reed Elsevier combined businesses)		**599**	524
Effect of tax credit equalisation on distributed earnings	2	**(7)**	(6)
Items consolidated within Reed Elsevier PLC group		**1**	1
		593	519

Segmental analysis of the Reed Elsevier combined results is shown in the Reed Elsevier combined financial statements.

2 Effect of tax credit equalisation on distributed earnings

The equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the earnings of the company by 47.1% of the total amount of the tax credit, as set out in the accounting policies on page 59.

3 Operating loss

The operating loss comprises administrative expenses and includes £318,000 (2001: £278,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. The company has no employees (2001: nil).

4 Auditors' remuneration

Audit fees payable for the group were £23,000 (2001: £23,000).

5 Directors' emoluments

Information on directors' remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in the Directors' Remuneration Report on pages 16 to 23.

6 Net interest

	2002 £m	2001 £m
Interest receivable and similar income		
On short term investments	**-**	11
On loans to Reed Elsevier Group plc group	**3**	1
Net interest income	**3**	12

7 Tax on profit on ordinary activities

	2002 £m	2001 £m
UK corporation tax	1	3
Share of tax arising in joint ventures:		
Before amortisation and exceptional items	128	116
On amortisation and exceptional items	(72)	(40)
Total	**57**	79

UK corporation tax has been provided at 30% (2001: 30%).

The share of tax arising in joint ventures as a proportion of the share of profit before tax is increased due to non tax-deductible amortisation and reduced due to exceptional tax credits.

8 Dividends

	2002 pence	2001 pence	2002 £m	2001 £m
Ordinary shares of 12.5 pence each				
Interim	3.2	3.1	41	38
Final (2002 proposed)	8.0	7.4	102	94
Total	**11.2**	10.5	**143**	132

9 Adjusted figures

Adjusted profit and cash flow figures are used as additional performance measures. The adjusted figures are derived as follows:

	2002 £m	2001 £m
Profit before tax	146	140
Effect of tax credit equalisation on distributed earnings	7	6
Profit before tax based on 52.9% economic interest in the Reed Elsevier combined businesses	153	146
Adjustments:		
Amortisation of goodwill and intangible assets	279	265
Exceptional items	58	38
Adjusted profit before tax	**490**	449
Profit attributable to ordinary shareholders	89	61
Effect of tax credit equalisation on distributed earnings	7	6
Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	96	67
Adjustments:		
Amortisation of goodwill and intangible assets	271	268
Exceptional items	(6)	(5)
Adjusted profit attributable to ordinary shareholders	**361**	330

	2002 pence	2001 pence
Basic earnings per ordinary share	7.0	4.8
Effect of tax credit equalisation on distributed earnings	0.6	0.5
Earnings per share based on 52.9% economic interest in the Reed Elsevier combined businesses	7.6	5.3
Adjustments:		
Amortisation of goodwill and intangible assets	21.4	21.2
Exceptional items	(0.5)	(0.4)
Adjusted earnings per ordinary share	**28.5**	26.1

10 Earnings per ordinary share (EPS)

	Note	2002 Earnings £m	2002 Weighted average number of shares (millions)	2002 EPS pence
Basic EPS		**89**	**1,264.7**	**7.0**
Diluted EPS		**89**	**1,270.8**	**7.0**
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses		**96**	**1,264.7**	**7.6**
Adjusted EPS	9	**361**	**1,264.7**	**28.5**

	Note	2001 Earnings £m	2001 Weighted average number of shares (millions)	2001 EPS pence
Basic EPS		61	1,262.6	4.8
Diluted EPS		61	1,273.3	4.8
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses		67	1,262.6	5.3
Adjusted EPS	9	330	1,262.6	26.1

The diluted EPS figures are calculated after taking account of the effect of share options.

11 Cash flow statement

Reconciliation of operating loss to net cash outflow from operating activities

	2002 £m	2001 £m
Operating loss	**(1)**	(1)
Net movement in debtors and creditors	**1**	(2)
Net cash outflow from operating activities	**–**	(3)

Reconciliation of net funding balances to Reed Elsevier Group plc group

	£m
At 1 January 2002	**519**
Cash flow	**18**
At 31 December 2002	**537**

12 Fixed asset investments – consolidated investment in joint ventures

	2002 £m	2001 £m
Share of operating profit	262	202
Share of non operating exceptional items	(6)	14
Share of net interest payable	(112)	(87)
Share of profit before tax	144	129
Share of taxation	(56)	(76)
Share of profit after tax	88	53
Dividends received	(135)	(127)
Fixed asset investments	–	406
Exchange translation differences	(98)	(2)
Equalisation adjustments	–	(3)
Net movement in the year	(145)	327
At 1 January	1,128	801
At 31 December	983	1,128

The investment in joint ventures comprises the group's share at the following amounts of:

	2002 £m	2001 £m
Fixed assets	3,406	3,943
Current assets	1,260	1,298
Creditors: amounts falling due within one year	(2,380)	(2,638)
Creditors: amounts falling due after more than one year	(1,201)	(1,324)
Provisions	(99)	(148)
Minority interests	(3)	(3)
Total	983	1,128

Included within share of current assets and creditors are cash and short term investments of £302m (2001: £230m) and borrowings of £1,747m (2001: £1,938m) respectively.

13 Fixed asset investments – company

	Subsidiary undertakings £m	Joint ventures £m	Total £m
At 1 January and 31 December 2002	303	1,108	1,411

14 Debtors

	Consolidated		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Amounts owed by Reed Elsevier Group plc group	573	555	573	555

Amounts falling due after more than one year are £40m (2001: £40m). These amounts are denominated in sterling and earn interest at a fixed rate of 9.8% (2001: 9.8%) for a duration of five years (2001: six years). At 31 December 2002 these amounts had a fair value of £49m (2001: £49m).

15 Creditors: amounts falling due within one year

	Consolidated		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Other creditors	1	–	1	–
Proposed dividend	102	94	102	94
Taxation	10	10	10	10
Amounts owed to group undertakings	–	–	77	77
Total	113	104	190	181

16 Creditors: amounts falling due after more than one year

	Consolidated 2002 £m	Consolidated 2001 £m	Company 2002 £m	Company 2001 £m
Amounts owed to Reed Elsevier Group plc group	**36**	36	**36**	36

These amounts are denominated in sterling and earn interest at a fixed rate of 10.5% (2001: 10.5%) for a duration of three years (2001: four years). At 31 December 2002 these amounts had a fair value of £42m (2001: £43m).

17 Called up share capital

	Authorised		Issued and fully paid 2002		Issued and fully paid 2001	
	No. of shares	£m	**No. of shares**	**£m**	No. of shares	£m
Ordinary shares of 12.5p each	1,268,374,499	159	**1,268,374,499**	**159**	1,264,877,118	158
Unclassified shares of 12.5p each	203,078,677	25	**–**	**–**	–	–
Total		184		**159**		158

Details of shares issued under share option schemes are set out in note 18.

18 Share option schemes

During the year a total of 3,497,381 ordinary shares in the company, having a nominal value of £0.4m, were allotted in connection with the exercise of share options. The consideration received by the company was £16.3m. Options were granted during the year under the Reed Elsevier Group plc Executive Share Option Scheme to subscribe for 8,772,673 ordinary shares, at prices between 533p and 693p per share. Options were also granted during the year under the Reed Elsevier Group plc SAYE Share Option Scheme to subscribe for 858,783 ordinary shares at a price of 543.2p per share.

Options outstanding at 31 December 2002 over the company's ordinary share capital were:

	Number of ordinary shares	Range of subscription prices	Exercisable
UK and overseas executive share option schemes	34,281,203	321.75p – 700p	2003–2012
Senior Executive Long Term Incentive Scheme	12,899,138	436.50p – 700p	2005
UK SAYE share option scheme	3,608,839	336.20p – 543.20p	2003–2008

The above entitlements are expected, upon exercise, to be met principally by the issue of new ordinary shares.

Options to subscribe for 3,343,888 ordinary shares in the company lapsed during the year.

Excluded from the above are options which, upon exercise, will be met by the Reed Elsevier Group plc Employee Benefit Trust from shares purchased in the market. These comprise 555,502 nil cost options granted to certain directors and senior executives of Reed Elsevier Group plc, details of which are shown in the Directors' Remuneration Report on pages 16 to 23, and 2,281,592 options granted at subscription prices ranging between 424p and 677.25p.

19 Reserves

	Consolidated			
	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m	Total £m
At 1 January 2002	**936**	**4**	**445**	**1,385**
Profit attributable to ordinary shareholders	**–**	**–**	**89**	**89**
Equity dividends paid and proposed	**–**	**–**	**(143)**	**(143)**
Issue of ordinary shares, net of expenses	**15**	**–**	**–**	**15**
Exchange translation differences	**–**	**–**	**(98)**	**(98)**
At 31 December 2002	**951**	**4**	**293**	**1,248**

19 Reserves (continued)

	Company			
	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m	Total £m
At 1 January 2002	936	4	651	1,591
Profit attributable to ordinary shareholders	–	–	136	136
Equity dividends paid and proposed	–	–	(143)	(143)
Issue of ordinary shares, net of expenses	15	–	–	15
At 31 December 2002	951	4	644	1,599

Reed Elsevier PLC's share of the revenue reserves of the Reed Elsevier combined businesses is £402m (2001: £582m).

20 Contingent liabilities

There are contingent liabilities in respect of borrowings of the Reed Elsevier Group plc group and Elsevier Reed Finance BV group guaranteed by Reed Elsevier PLC as follows:

	2002 £m	2001 £m
Guaranteed jointly and severally with Reed Elsevier NV	2,934	3,086

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 22 to the Reed Elsevier combined financial statements on pages 47 to 51.

21 Principal joint ventures

The principal joint ventures are:

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	£10,000 ordinary "R" shares	100%
25 Victoria Street,	£10,000 ordinary "E" shares	–
London SW1H 0EX	£100,000 7½% cumulative preference non voting shares	100%
Holding company for operating businesses involved in science & medical, legal, educational and business publishing	*Equivalent to a 50% equity interest*	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	101 ordinary "R" shares	100%
Sara Burgerhartstraat 25	154 ordinary "E" shares	–
1055 KV Amsterdam, The Netherlands		
Holding company for financing businesses	Equivalent to a 39% equity interest	

The "E" shares in Reed Elsevier Group plc and Elsevier Reed Finance BV are owned by Reed Elsevier NV.

22 Principal subsidiary undertakings

The principal subsidiary undertaking is:

		% holding
Reed Holding BV		
Incorporated in the Netherlands	41 ordinary shares	100%
Sara Burgerhartstraat 25		
1055 KV Amsterdam, The Netherlands		

Reed Holding BV owns 4,679,249 shares of a separate class in Reed Elsevier NV, giving Reed Elsevier PLC a 5.8% indirect equity interest in Reed Elsevier NV.

Independent auditors' report to the members of Reed Elsevier PLC

We have audited the financial statements of Reed Elsevier PLC for the year ended 31 December 2002 which comprise the profit and loss account, the cash flow statement, the balance sheets, the statement of total recognised gains and losses, the reconciliation of shareholders' funds and the related notes 1 to 22. These financial statements have been prepared under the accounting policies set out therein.

We have also audited the information in the parts of the directors' remuneration report presented in the Annual Reports and Financial Statements ("the Remuneration Report") that are described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report and Financial Statements including, together with the directors of Reed Elsevier NV, the Remuneration Report. Our responsibility is to audit the financial statements and the parts of the Remuneration Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the parts of the Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Annual Report for the above year as described in the contents section including the unaudited parts of the Remuneration Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the parts of the Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the parts of the Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the parts of the Remuneration Report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2002 and of the profit of the group for the year then ended; and
- the financial statements and the parts of the Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche
Chartered Accountants and
Registered Auditors
London
19 February 2003

Reed Elsevier NV

(formerly Elsevier NV)

REED ELSEVIER NV ANNUAL REPORT AND FINANCIAL STATEMENTS

Five year financial summary

(in €m, unless otherwise indicated)	Note	1998	1999	2000	2001	**2002**
PROFIT						
Reported profit/(loss) attributable		574	(48)	27	101	**144**
Adjusted profit attributable	(ii)	425	401	419	503	**542**
PER SHARE INFORMATION (in €)						
Reported EPS		0.81	(0.07)	0.04	0.13	**0.18**
Adjusted EPS	(ii)	0.60	0.57	0.59	0.64	**0.69**
Cash dividend per ordinary share		0.39	0.27	0.28	0.30	**0.30**
Pay-out	(iv)	66%	47%	47%	47%	**43%**
Share price, high		17.83	15.25	16.07	15.66	**16.01**
Share price, low		9.94	8.95	9.30	10.92	**10.86**
Share price, closing	(v)	11.93	11.86	15.66	13.28	**11.65**
OTHER DATA						
Average number of shares outstanding (in millions)		708	708	715	780	**783**
Number of shares outstanding at year end (in millions)	(vi)	708	709	776	784	**785**
Market capitalisation	(vii)	8,447	8,409	12,152	10,412	**9,145**
Price/earnings ratio	(viii)	20	21	27	21	**17**

(i) Financial information for 1998 has been calculated on the basis of the official exchange rate of Dfl 2.20371 to one euro. Percentage changes and financial ratios have been calculated using historic Dutch guilder figures and may be affected by rounding.

(ii) Adjusted profit attributable and adjusted EPS are stated before amortisation of goodwill and intangible assets, exceptional items and related tax effects. These are reconciled to the reported figures in note 3 to the financial statements.

(iii) Per share information has been calculated using the average number of shares outstanding, taking into account that the R-shares can be converted into ten ordinary shares.

(iv) Pay-out is the cash dividend as a percentage of adjusted EPS, before amortisation of goodwill and intangible assets, exceptional items and related tax effects.

(v) The closing price is the final quotation at year end on the Stockmarket of Euronext Amsterdam N.V. for ordinary shares.

(vi) The number of shares outstanding at year end include the R-shares, assuming that they have been converted into ten ordinary shares.

(vii) Market capitalisation is the number of shares outstanding at year end multiplied by the closing price.

(viii) The price/earnings ratio is the closing share price divided by adjusted EPS, before amortisation of goodwill and intangible assets, exceptional items and related tax effects.

Boards

Supervisory Board
M Tabaksblat, Chairman
GJ de Boer-Kruyt
JF Brock
RJ Nelissen
S Perrick
Lord Sharman of Redlynch OBE
RWH Stomberg

Executive Board
CHL Davis, Chairman
MH Armour, Chief Financial Officer
GJA van de Aast
DJ Haank
A Prozes

The Supervisory Board's report

As required by Article 30 of the Articles of Association, we herewith submit the executive board's annual report and the financial statements for the financial year ended 31 December 2002 to the shareholders' meeting for adoption. The financial statements have been examined by Deloitte & Touche Accountants, Amsterdam.

We refer to the Report of the Chairman and the Chief Executive Officer and to the other reports contained within the Reed Elsevier Annual Review and Summary Financial Statements 2002 and the Reed Elsevier Annual Reports and Financial Statements 2002. These reports explain the business results of 2002, the financial state of the company at the end of 2002, and the key strategic issues.

The equalisation agreement between Reed Elsevier NV and Reed Elsevier PLC has the effect that shareholders can be regarded as having the interests of a single economic group and provides that Reed Elsevier PLC shall declare dividends such that the dividend on one Reed Elsevier NV ordinary share, which shall be payable in euros, will equal 1.538 times the cash dividend, including the related UK tax credit, paid on one Reed Elsevier PLC ordinary share. In that context, the combined supervisory and executive board ("the combined board") determines the amounts of the company's profit to be distributed and retained. The ordinary shares and the R-shares are entitled to receive distribution in proportion to their nominal value. The combined board may resolve to pay less per R-share, but not less than 1% of the nominal value.

Details of dividends are contained in the Review of Operations and Financial Performance on page 11.

The company changed its name to Reed Elsevier NV in April 2002.

At the Reed Elsevier NV Annual General Meeting to be held on 9 April 2003, Dien de Boer-Kruyt, Roelof Nelissen and Steven Perrick will retire by rotation as members of the supervisory board, and Mark Armour and Andrew Prozes will retire by rotation as members of the executive board. Being eligible, Mark Armour, Dien de Boer-Kruyt and Andrew Prozes will offer themselves for re-election. Roelof Nelissen and Steven Perrick will not be seeking re-election. At the Annual General Meeting resolutions will also be submitted proposing the appointment of Patrick Tierney as a member of the executive board and Mark Elliott, Cees van Lede and David Reid as members of the supervisory board.

The supervisory board
19 February 2003

Registered office
Sara Burgerhartstraat 25
1055 KV Amsterdam

The Executive Board's report

We refer to the Report of the Chairman and the Chief Executive Officer and to the other reports contained within the Reed Elsevier Annual Review and Summary Financial Statements 2002 and the Reed Elsevier Annual Reports and Financial Statements 2002. These reports explain the business results of 2002, the financial state of the company at the end of 2002, and the key strategic issues.

The profit attributable to the shareholders of Reed Elsevier NV was €144m (2001: €101m). Net assets at 31 December 2002, principally representing the investments in Reed Elsevier Group plc and Elsevier Reed Finance BV, were €2,034m (2001: €2,392m).

The executive board
19 February 2003

Registered office
Sara Burgerhartstraat 25
1055 KV Amsterdam

Profit and loss account

For the year ended 31 December 2002

	Note	2002 €m	2001 €m
Turnover			
Including share of turnover of joint ventures		**3,991**	3,671
Less: share of turnover of joint ventures		**(3,991)**	(3,671)
		–	–
Administrative expenses		**(3)**	(3)
Operating loss (before joint ventures)	1	**(3)**	(3)
Share of operating profit of joint ventures			
Before amortisation and exceptional items		**904**	800
Amortisation of goodwill and intangible assets		**(419)**	(403)
Exceptional items		**(79)**	(79)
		406	318
Operating profit including joint ventures		**403**	315
Share of non operating exceptional items of joint ventures		**(9)**	20
		(9)	20
Net interest income/(expense)			
Group	2	**7**	63
Share of net interest of joint ventures		**(171)**	(177)
		(164)	(114)
Profit on ordinary activities before taxation		**230**	221
Tax on profit on ordinary activities		**(86)**	(120)
Profit attributable to ordinary shareholders		**144**	101
Equity dividends paid and proposed		**(221)**	(221)
Retained loss taken to reserves		**(77)**	(120)

Adjusted figures

	Note	2002 €m	2001 €m
Adjusted profit before tax	3	**737**	683
Adjusted profit attributable to ordinary shareholders	3	**542**	503

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures, and are reconciled to the reported figures in note 3 to the financial statements.

Earnings per share ("EPS")

	Note	2002 €	2001 €
Basic EPS	3	**0.18**	0.13
Diluted EPS		**0.18**	0.13
Adjusted EPS	3	**0.69**	0.64

The above amounts derive from continuing activities.

Cash flow statement

For the year ended 31 December 2002

	Note	2002 €m	2001 €m
Net cash outflow from operating activities		–	(3)
Dividends received from joint ventures		**150**	100
Interest received		**6**	62
Returns on investments and servicing of finance		**6**	62
Taxation		**(3)**	17
Investment in joint venture		–	(916)
Acquisitions and disposals		–	(916)
Equity dividends paid		**(222)**	(204)
Cash outflow before changes in short term investments and financing		**(69)**	(944)
Decrease in short term investments		**10**	946
Issue of shares, net of expenses		**22**	92
Net repayment of debenture loans		**(1)**	(1)
Decrease/(increase) in funding balances to joint ventures		**38**	(93)
Financing		**59**	(2)
Change in net cash		–	–

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

Balance sheet

After appropriation of profits

As at 31 December 2002

	Note	2002 €m	2001 €m
Fixed assets	4	**2,195**	2,506
Current assets			
Debtors	5	**56**	94
Short term investments		**15**	25
		71	119
Creditors: amounts falling due within one year	6	**(167)**	(169)
Net current liabilities		**(96)**	(50)
Total assets less current liabilities		**2,099**	2,456
Creditors: amounts falling due after more than one year	7	**(6)**	(5)
Provisions	8	**(59)**	(59)
Net assets		**2,034**	2,392
Share capital issued		**47**	47
Paid-in surplus		**1,460**	1,438
Legal reserves		**78**	387
Other reserves		**449**	520
Shareholders' funds	9	**2,034**	2,392

Reconciliation of shareholders' funds

For the year ended 31 December 2002

	2002 €m	2001 €m
Profit attributable to ordinary shareholders	**144**	101
Equity dividends paid and proposed	**(221)**	(221)
Issue of shares, net of expenses	**22**	110
Exchange translation differences	**(303)**	42
Equalisation adjustments	**-**	(88)
Net decrease in shareholders' funds	**(358)**	(56)
Shareholders' funds at 1 January	**2,392**	2,448
Shareholders' funds at 31 December	**2,034**	2,392

Accounting policies

Basis of preparation
These statutory financial statements report the profit and loss account, cash flow and financial position of Reed Elsevier NV, and have been prepared in accordance with generally accepted accounting principles in the Netherlands. Unless otherwise indicated, all amounts shown in the financial statements are in millions of euro.

The accounting policies which have been applied consistently throughout the year and the preceding year are summarised below.

The financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards.

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 12.

As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC, described on page 12, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

Reed Elsevier NV holds a majority interest in Elsevier Reed Finance BV (61%) and is therefore required to prepare consolidated financial statements. However, management believes that a better insight into the financial position and results of Reed Elsevier NV is provided by looking at the investment in the combined businesses in aggregate, as presented in the Reed Elsevier combined financial statements on pages 26 to 53. Therefore, the Reed Elsevier combined financial statements form part of the notes to Reed Elsevier NV's statutory financial statements.

Reed Elsevier NV's investments in the Reed Elsevier combined businesses are accounted for using the gross equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier PLC and Reed Elsevier NV. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV's share in the profit and net assets of the Reed Elsevier combined businesses equals 50%. All settlements accruing to shareholders from the equalisation arrangement are taken directly to reserves.

Because the dividend paid to shareholders by Reed Elsevier NV is equivalent to the Reed Elsevier PLC dividend plus the UK tax credit, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC's share in this difference in dividend distributions is settled with Reed Elsevier NV and has been credited directly to reserves under equalisation.

Reed Elsevier NV can pay a nominal dividend on its R-shares that is lower than the dividend on the ordinary shares. Reed Elsevier PLC will be compensated by direct dividend payments by Reed Elsevier Group plc. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. The settlements flowing from these arrangements are also taken directly to reserves under equalisation.

Other accounting policies
The accounting policies adopted in the preparation of the combined financial statements are set out on pages 26 and 27.

These include policies in relation to goodwill and intangible assets. Such assets are amortised over their estimated useful economic lives, which due to their longevity, may be for periods in excess of five years.

In the financial statements of Reed Elsevier NV, balance sheet amounts expressed in foreign currencies are translated at the exchange rates effective at the balance sheet date. Currency translation differences arising from the conversion of investments in joint ventures, expressed in foreign currencies, are directly credited or charged to shareholders' funds.

Tax is calculated on profit from Reed Elsevier NV's own operations, taking into account profit not subject to tax. The difference between the tax charge and tax payable in the short term is included in the provision for deferred tax. This provision is based upon relevant rates, taking into account tax deductible losses, which can be compensated within the foreseeable future.

Other assets and liabilities are stated at face value.

1 Operating loss

Operating loss is stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the supervisory board of Reed Elsevier NV of €0.1m (2001: €0.2m) are included in gross remuneration. In so far as gross remuneration is related to services rendered to Reed Elsevier Group plc and Elsevier Reed Finance BV, it is borne by these companies.

2 Net interest

	2002 €m	2001 €m
Interest on receivables from joint ventures	**3**	6
Other interest	**4**	57
Net interest income	**7**	63

3 Adjusted figures

Adjusted profit and cash flow figures are used as additional performance measures. The adjusted figures are derived as follows:

	2002 €m	2001 €m
Profit before tax	**230**	221
Adjustments:		
Amortisation of goodwill and intangible assets	**419**	403
Exceptional items	**88**	59
Adjusted profit before tax	**737**	683
Profit attributable to ordinary shareholders	**144**	101
Adjustments:		
Amortisation of goodwill and intangible assets	**407**	408
Exceptional items	**(9)**	(6)
Adjusted profit attributable to ordinary shareholders	**542**	503

	2002 €	2001 €
Earnings per ordinary share	**0.18**	0.13
Adjustments:		
Amortisation of goodwill and intangible assets	**0.52**	0.52
Exceptional items	**(0.01)**	(0.01)
Adjusted earnings per ordinary share	**0.69**	0.64

4 Fixed assets

Investments in joint ventures

	2002 €m	2001 €m
At 1 January	**2,506**	1,674
Investment in joint venture	**–**	916
Share in profits	**142**	62
Dividends received	**(150)**	(100)
Currency translation	**(303)**	42
Equalisation (see note 9)	**–**	(88)
At 31 December	**2,195**	2,506

4 Fixed assets (continued)

The investment in joint ventures comprises the group's share at the following amounts of:

	2002 €m	2001 €m
Fixed assets	**4,925**	6,112
Current assets	**1,699**	1,837
Creditors: amounts falling due within one year	**(2,609)**	(3,221)
Creditors: amounts falling due after more than one year	**(1,731)**	(2,047)
Provisions	**(84)**	(171)
Minority interests	**(5)**	(4)
Total	**2,195**	2,506

The investments in joint ventures are:

- Reed Elsevier Group plc, London
- Elsevier Reed Finance BV, Amsterdam

In addition, Reed Elsevier NV holds €0.14m par value in shares with special dividend rights in Reed Elsevier Overseas BV and Reed Elsevier Nederland BV, both with registered offices in Amsterdam. These shares are included in the amount shown under investments in joint ventures above. They enable Reed Elsevier NV to receive dividends from companies within the same tax jurisdiction.

5 Debtors

	2002 €m	2001 €m
Joint ventures	**50**	88
Other accounts receivable	**6**	6
Total	**56**	94

The accounts receivable from joint ventures bear interest.

6 Creditors: amounts falling due within one year

	2002 €m	2001 €m
Proposed dividend	**156**	157
Taxation	**10**	11
Accounts payable and other debts	**1**	1
Total	**167**	169

7 Creditors: amounts falling due after more than one year

	2002 €m	2001 €m
Debenture loans	**6**	5

Debenture loans consist of four convertible personnel debenture loans with a weighted average interest rate of 5.4%. Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 20-50 Reed Elsevier NV ordinary shares.

8 Provisions

	2002 €m	2001 €m
Deferred taxation	**58**	58
Pension	**1**	1
Total	**59**	59

9 Shareholders' funds

	Share capital issued €m	Paid-in surplus €m	Legal reserves €m	Other reserves €m	Total €m
At 1 January 2001	47	1,328	432	641	2,448
Profit attributable to ordinary shareholders	–	–	101	–	101
Equity dividends paid and proposed	–	–	–	(221)	(221)
Issue of shares, net of expenses	–	110	–	–	110
Dividends from joint ventures	–	–	(100)	100	–
Exchange translation differences	–	–	42	–	42
Equalisation adjustments	–	–	(88)	–	(88)
At 1 January 2002	**47**	**1,438**	**387**	**520**	**2,392**
Profit attributable to ordinary shareholders	**–**	**–**	**144**	**–**	**144**
Equity dividends paid and proposed	**–**	**–**	**–**	**(221)**	**(221)**
Issue of shares, net of expenses	**–**	**22**	**–**	**–**	**22**
Dividends from joint ventures	**–**	**–**	**(150)**	**150**	**–**
Exchange translation differences	**–**	**–**	**(303)**	**–**	**(303)**
At 31 December 2002	**47**	**1,460**	**78**	**449**	**2,034**

The authorised share capital consists of 2,100m ordinary shares and 30m registered R-shares. As at 31 December 2002, the issued share capital consisted of 738,355,094 (2001: 736,575,369) ordinary shares of €0.06 par value and 4,679,249 (2001: 4,679,249) R-shares of €0.60 par value. The R-shares are held by a subsidiary company of Reed Elsevier PLC. The R-shares are convertible at the election of the holder into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R-shares.

Within paid-in surplus, an amount of €1,283m (2001: €1,261m) is free of tax.

On 31 December 2002, there were options outstanding for the purchase of 32.7m (2001: 28.4m) shares at an average price of €12.36 (2001: €11.90).

The average term of these options is four years (2001: four years).

10 Contingent liabilities

There are contingent liabilities in respect of borrowings of the Reed Elsevier Group plc group and the Elsevier Reed Finance BV group guaranteed by Reed Elsevier NV as follows:

	2002 €m	2001 €m
Guaranteed jointly and severally with Reed Elsevier PLC	**4,493**	5,061

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 22 to the Reed Elsevier combined financial statements on pages 47 to 51.

The financial statements were signed by the boards of directors, 19 February 2003.

M Tabaksblat
Chairman

MH Armour
Chief Financial Officer

Auditors' report to the shareholders of Reed Elsevier NV

We have audited the 2002 financial statements of Reed Elsevier NV, Amsterdam, which comprise the profit and loss account, cash flow statement, reconciliation of shareholders' funds, balance sheet and the related notes 1 to 10. These financial statements have been prepared under the accounting policies set out therein and include the Reed Elsevier combined financial statements for the year ended 31 December 2002 which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the shareholders' funds reconciliation and the related notes 1 to 27, having been prepared under the accounting policies set out therein, dated 19 February 2003. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of audit opinion

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements of Reed Elsevier NV, which include the Reed Elsevier combined financial statements, give a true and fair view of the financial position of Reed Elsevier NV at 31 December 2002 and of the result and cash flows for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the legal requirements for financial statements as included in Part 9, Book 2 of the Netherlands Civil Code.

Deloitte & Touche
Accountants
Amsterdam
19 February 2003

Proposal for allocation of profit

	2002 €m	2001 €m
Interim dividend on ordinary shares	**65**	64
Final dividend on ordinary shares	**156**	157
Dividend on R-shares	**–**	–
Retained loss	**(77)**	(120)
	144	101

The combined supervisory and executive board determines the part of the profit to be retained. The profit to be distributed is paid on the ordinary shares and the R-shares in proportion to their nominal value. The combined board may resolve to pay less per R-share, but not less than 1% of the nominal value.

The company is bound by the Governing Agreement with Reed Elsevier PLC, which provides that Reed Elsevier NV shall declare dividends such that the dividend on one Reed Elsevier NV ordinary share, which shall be payable in euros, will equal 1.538 times the dividend, including the related UK tax credit, paid on one Reed Elsevier PLC ordinary share.

Additional information for US investors

ADDITIONAL INFORMATION FOR US INVESTORS

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier combined financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under UK and Dutch GAAP as used in the preparation of the Reed Elsevier combined financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation

	2002 US$	2001 US$
Sterling		
Profit and loss and cash flow	**1.50**	1.44
Balance sheet	**1.60**	1.45
Euro		
Profit and loss and cash flow	**0.943**	0.894
Balance sheet	**1.046**	0.884

Profit and loss account

For the year ended 31 December 2002

	2002 US$m	2001 US$m
Net sales	**7,530**	6,566
Adjusted operating profit	**1,700**	1,426
Profit before tax	**434**	396
Profit attributable	**272**	181
Adjusted profit before tax	**1,391**	1,221
Adjusted profit attributable to parent companies' shareholders	**1,023**	899

Cash flow statement

For the year ended 31 December 2002

	2002 US$m	2001 US$m
Net cash inflow from operating activities	**1,553**	1,535
Dividends received from joint ventures	**20**	17
Returns on investments and servicing of finance	**(308)**	(164)
Taxation (including US$30m (2001: US$203m) exceptional net inflow)	**(201)**	(53)
Capital expenditure and financial investment	**(72)**	(328)
Acquisitions and disposals	**(294)**	(3,082)
Equity dividends paid to shareholders of the parent companies	**(410)**	(367)
Cash inflow/(outflow) before changes in short term investments and financing	**288**	(2,442)
(Increase)/decrease in short term investments	**(83)**	1,683
Financing	**(97)**	773
Increase in cash	**108**	14
Adjusted operating cash flow	**1,515**	1,449
Adjusted operating cash flow conversion	**89%**	102%

Summary financial information in US dollars (continued)

Balance sheet

As at 31 December 2002

	2002 US$m	2001 US$m
Goodwill and intangible assets	**9,302**	9,748
Tangible fixed assets and investments	**999**	1,059
Fixed assets	**10,301**	10,807
Inventories and pre-publication costs	**800**	708
Debtors – amounts falling due within one year	**1,476**	1,448
Debtors – amounts falling due after more than one year	**514**	671
Cash and short term investments	**912**	631
Current assets	**3,702**	3,458
Creditors: amounts falling due within one year	**(5,806)**	(5,994)
Net current liabilities	**(2,104)**	(2,536)
Total assets less current liabilities	**8,197**	8,271
Creditors: amounts falling due after more than one year	**(3,633)**	(3,628)
Provisions for liabilities and charges	**(299)**	(406)
Minority interests	**(11)**	(7)
Net assets	**4,254**	4,230

Summary of the principal differences between UK and Dutch GAAP and US GAAP

The combined financial statements are prepared in accordance with UK and Dutch GAAP, which differ in certain significant respects from US GAAP. The principal differences that affect net income and combined shareholders' funds are explained below and their approximate effect is shown on page 88. The Reed Elsevier Annual Report 2002 on Form 20-F provides further information for US investors.

Goodwill and intangible assets
Under UK and Dutch GAAP, acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to impairment review.

Under US GAAP, acquired goodwill and intangible assets are accounted for in accordance with SFAS141: Business Combinations and SFAS142: Goodwill and Other Intangible Assets. In accordance with these SFAS, goodwill and intangible assets with indefinite lives are not amortised and are subject to annual impairment review, with effect from 1 January 2002, except in respect of acquisitions made after 1 July 2001 for which the effective date under the transitional provisions was 1 July 2001. Other intangible assets are amortised over periods up to 40 years, also subject to impairment review.

The gross cost under US GAAP, as at 31 December 2002, of goodwill is £4,553m (2001: £4,860m) and of intangible assets is £5,264m (2001: £5,583m). Accumulated amortisation under US GAAP, as at 31 December 2002, of goodwill is £1,328m (2001: £1,414m) and of intangible assets is £1,352m (2001: £1,131m).

Deferred taxation
Under UK and Dutch GAAP, the combined businesses provide in full for timing differences using the liability method. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS109: Accounting for Income Taxes. The most significant adjustment to apply SFAS109 arises on those acquired intangible assets for which amortisation is not tax deductible. Under the timing difference approach applied under UK and Dutch GAAP, no such liability would be recognised.

Pensions
Under UK and Dutch GAAP, the combined businesses account for pension costs under the rules set out in SSAP24: Accounting for Pension Costs. Its objectives and principles are broadly in line with SFAS87: Employers' Accounting for Pensions. However, SSAP24 is less prescriptive in the application of the actuarial methods and assumptions to be applied in the calculation of pension assets, liabilities and costs.

Under UK and Dutch GAAP, pension plan assets and liabilities are based on the results of the latest actuarial valuation. Pension assets are valued at the discounted present value determined by expected future income. Liabilities are assessed using the expected rate of return on plan assets. Under US GAAP, plan assets are valued by reference to market-related values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds.

Stock based compensation
Under US GAAP, the combined businesses apply the accounting requirements of APB25: Accounting for Stock Issued to Employees and related interpretations in accounting for stock based compensation. Under APB25 compensatory plans with performance criteria qualify as variable plans, for which total compensation cost must be recalculated each period based on the current share price. The total compensation cost is amortised over the vesting period. Under UK and Dutch GAAP, compensation cost is determined based on a comparison of the exercise price with the share price on the date of grant.

Also under US GAAP, SFAS123: Accounting for Stock Based Compensation establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account but, where APB25 is applied, the proforma effect on net income must be disclosed.

The disclosure only provisions of SFAS123, as amended by SFAS148: Accounting for Stock Based Compensation – Transition and Disclosure, have been adopted. If compensation costs based on fair value at the grant date had been recognised in the profit and loss account, net income under US GAAP would have been reduced by £36m in 2002 (2001: £22m).

Derivative instruments

Under US GAAP, SFAS133: Accounting for Derivative Instruments and Hedging Activities requires all derivative instruments to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the profit and loss account or comprehensive income statement, depending on the derivative's designation and effectiveness as a hedging instrument. Certain derivative instruments used by Reed Elsevier have not been designated as qualifying hedge instruments under SFAS133 and, accordingly, a charge to net income is recorded under US GAAP for the changes in the fair value of those derivative instruments. Under UK and Dutch GAAP, derivative instruments intended as hedges are recorded at appropriate historical cost amounts, with fair values shown as a disclosure item. SFAS133 was effective from 1 January 2001 resulting in a cumulative transition adjustment of £1m loss to US GAAP net income and £86m loss in other comprehensive income in 2001, of which £7m was charged to US GAAP net income in 2002.

Equity dividends

Under UK and Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Available for sale investments

Under UK and Dutch GAAP, fixed asset investments (excluding investments in joint ventures) are recorded at historical cost less provision for any impairment in value. Under US GAAP, investments in equity securities with readily determinable fair values are classified as available for sale and are reported at fair value, with unrealised gains or losses reported as a separate component of shareholders' funds.

Acquisition accounting

Under UK and Dutch GAAP, severance and integration costs in relation to acquisitions are expensed as incurred and, depending on their size and incidence, these costs may be disclosed as exceptional items charged to operating profit. Under US GAAP, certain integration costs may be provided as part of purchase accounting adjustments on acquisition.

Employee Benefit Trust shares

Under UK and Dutch GAAP, shares held by the Reed Elsevier Employee Benefit Trust ("EBT") are classified as fixed asset investments. Under US GAAP, shares held by the EBT are treated as a reduction in shareholders' funds.

Exceptional items

Exceptional items are material items within the combined businesses' ordinary activities which, under UK and Dutch GAAP, are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under US GAAP and are considered a part of operating results.

Adjusted earnings

In the combined financial statements adjusted profit and cash flow measures are presented as permitted by UK and Dutch GAAP as additional performance measures. US GAAP does not permit the presentation of alternative earnings measures.

Short term obligations expected to be refinanced

Under US GAAP, where it is expected to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under UK and Dutch GAAP, such obligations can only be excluded from current liabilities where, additionally, the debt and facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations at 31 December 2002 of £1,359m (2001: £1,551m) would be excluded from current liabilities under US GAAP and shown as long term obligations.

Effects on net income of material differences between UK and Dutch GAAP and US GAAP

For the year ended 31 December 2002

	2002 £m	2001 £m	2002 €m	2001 €m
Net income under UK and Dutch GAAP	**181**	126	**288**	202
US GAAP adjustments:				
Goodwill and intangible assets	**223**	(74)	**355**	(119)
Deferred taxation	**(50)**	(43)	**(80)**	(69)
Pensions	**56**	46	**89**	74
Stock based compensation	**–**	(15)	**–**	(24)
Derivative instruments	**(45)**	(56)	**(72)**	(90)
Other items	**–**	(4)	**–**	(6)
Net income/(loss) under US GAAP	**365**	(20)	**580**	(32)

Effects on combined shareholders' funds of material differences between UK and Dutch GAAP and US GAAP

As at 31 December 2002

	2002 £m	2001 £m	2002 €m	2001 €m
Combined shareholders' funds under UK and Dutch GAAP	**2,659**	2,917	**4,068**	4,784
US GAAP adjustments:				
Goodwill and intangible assets	**1,302**	1,151	**1,992**	1,888
Deferred taxation	**(838)**	(860)	**(1,283)**	(1,410)
Pensions	**151**	132	**231**	216
Derivative instruments	**(117)**	(79)	**(179)**	(130)
Available for sale investments	**3**	36	**5**	59
Equity dividends	**205**	190	**314**	312
Other items	**(21)**	(20)	**(32)**	(33)
Combined shareholders' funds under US GAAP	**3,344**	3,467	**5,116**	5,686

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of Reed Elsevier PLC's consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under UK GAAP as used in the preparation of the Reed Elsevier PLC consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Consolidated profit and loss account

For the year ended 31 December 2002

	2002 US$m	2001 US$m
Profit attributable to ordinary shareholders: statutory	**134**	88
Profit attributable to 52.9% interest in Reed Elsevier combined businesses		
Adjusted profit attributable	**542**	475
Amortisation of goodwill and intangible assets	**(407)**	(386)
Exceptional items	**9**	7
	144	96

Data per American Depositary Share

	2002 US$	2001 US$
Earnings per American Depositary Share based on 52.9% interest in Reed Elsevier combined businesses		
Adjusted	**$1.71**	$1.50
Basic	**$0.46**	$0.31
Net dividend per American Depositary Share	**$0.67**	$0.60

Consolidated balance sheet

As at 31 December 2002

	2002 US$m	2001 US$m
Shareholders' funds	**2,251**	2,237

Exchange rates for translation of sterling ($:£1)

	2002	2001
Profit and loss	**1.50**	1.44
Balance sheet	**1.60**	1.45

Adjusted earnings per American Depositary Share is based on Reed Elsevier PLC shareholders' 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of goodwill and intangible assets and exceptional items. Adjusted figures are described in note 9 to the Reed Elsevier PLC consolidated financial statements.

Reed Elsevier PLC shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), representing four Reed Elsevier PLC ordinary shares of 12.5p each. (CUSIP No. 758205108; trading symbol, RUK; Citibank is the ADS Depositary.)

Summary of the principal differences between UK and US GAAP

Reed Elsevier PLC accounts for its 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the gross equity method in conformity with UK GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders' funds under US GAAP, Reed Elsevier PLC reflects its 52.9% share of the effects of differences between UK and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and intangibles, pensions, deferred taxes and derivative financial instruments. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between UK and US GAAP is given on pages 86 and 87. The Reed Elsevier Annual Report 2002 on Form 20-F provides further information for US investors.

Effects on net income of material differences between UK and US GAAP

For the year ended 31 December 2002

	2002 £m	2001 £m
Net income under UK GAAP	**89**	61
Impact of US GAAP adjustments to combined financial statements	**97**	(77)
Net income/(loss) under US GAAP	**186**	(16)
Earnings/(loss) per ordinary share under US GAAP	**14.7p**	(1.3)p

Effects on shareholders' funds of material differences between UK and US GAAP

As at 31 December 2002

	2002 £m	2001 £m
Shareholders' funds under UK GAAP	**1,407**	1,543
Impact of US GAAP adjustments to combined financial statements	**259**	197
Equity dividends not declared in the period	**102**	94
Shareholders' funds under US GAAP	**1,768**	1,834

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of Reed Elsevier NV statutory financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under Dutch GAAP as used in the preparation of the Reed Elsevier NV statutory financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Profit and loss account

For the year ended 31 December 2002

	2002 US$m	2001 US$m
Adjusted profit attributable	**511**	450

Data per American Depositary Share

	2002 US$m	2001 US$m
Earnings per American Depositary Share based on 50% interest in Reed Elsevier combined businesses		
Adjusted	**$1.30**	$1.14
Basic	**$0.34**	$0.23
Net dividend per American Depositary Share	**$0.57**	$0.540

Balance sheet

As at 31 December 2002

	2002 US$m	2001 US$m
Shareholders' funds	**2,128**	2,115

Exchange rates for translation of euros (€:$1)

	2002	2001
Profit and loss	**1.060**	1.118
Balance sheet	**0.956**	1.131

Adjusted earnings per American Depositary Share is based on Reed Elsevier NV's 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of goodwill and intangible assets and exceptional items. Adjusted figures are described in note 3 to the Reed Elsevier NV statutory financial statements.

Reed Elsevier NV shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), representing two Reed Elsevier NV ordinary shares of €0.06 each. (CUSIP No. 758204101; trading symbol, ENL; Citibank is the ADS Depositary.)

Summary of the principal differences between Dutch and US GAAP

Reed Elsevier NV accounts for its 50% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the equity method in conformity with Dutch GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders' funds under US GAAP, Reed Elsevier NV reflects its 50% share of the effects of differences between Dutch and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and intangibles, pensions, deferred taxes and derivative financial instruments. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between Dutch and US GAAP is given on pages 86 and 87. The Reed Elsevier Annual Report 2002 on Form 20-F provides further information for US investors.

Effects on net income of material differences between Dutch and US GAAP

For the year ended 31 December 2002

	2002 €m	2001 €m
Net income under Dutch GAAP	**144**	101
Impact of US GAAP adjustments to combined financial statements	**159**	(106)
Net income/(loss) under US GAAP	**303**	(5)
Earnings/(loss) per share under US GAAP	**€0.39**	€(0.01)

Effects on shareholders' funds of material differences between Dutch and US GAAP

As at 31 December 2002

	2002 €m	2001 €m
Shareholders' funds under Dutch GAAP	**2,034**	2,392
Impact of US GAAP adjustments to combined financial statements	**368**	294
Equity dividends not declared in the period	**156**	157
Shareholders' funds under US GAAP	**2,558**	2,843

PRINCIPAL OPERATING LOCATIONS

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For further information or contact details, please consult our website:
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REED ELSEVIER PLC — REED ELSEVIER NV

REED ELSEVIER GROUP PLC
PUBLISHING AND INFORMATION BUSINESSES

SCIENCE & MEDICAL | LEGAL | EDUCATION | BUSINESS

ELSEVIER REED FINANCE BV
FINANCE ACTIVITIES

es

- ScienceDirect achieved 72% penetration of the subscriber base and 86 million article downloads
- The backfiles project brought the number of articles on ScienceDirect to 3.3 million
- MD Consult subscribers up 15%, sales up 30%
- Acquisition of the STM business of Holtzbrinck in Germany

Turnover

£1,295m / €2,059m



Adjusted operating profit

£429m / €682m



ees

- Outperformance in global legal information markets through increasing usage and customer preference
- Online annotated codes launched for Florida, Texas, New Jersey and Pennsylvania
- Online evidence collection tool for litigation support launched with DolphinSearch
- Acquisitions of leading online legal information services in Germany and Canada

Turnover

£1,349m / €2,145m



Adjusted operating profit

£287m / €456m



es

- Maintained the leading position in US K-12 adoptions, with 35% of the market
- Completed the integration of Rigby and Steck-Vaughn to form Harcourt Supplemental Publishers
- Major new edition of Stanford Achievement Test adopted in Florida, Alabama, Maryland and South Dakota
- Expanded leading share in UK market

Turnover

£993m / €1,579m



Adjusted operating profit

£183m / €291m



ees

- Significantly outperformed overall business to business market through market share gains and managing yields
- Electronic services now account for over 20% of RBI UK revenues
- Organic profit growth despite market downturn
- Reed Exhibitions launched 25 shows in 2002

Turnover

£1,383m / €2,199m



Adjusted operating profit

£234m / €372m



Reed Elsevier at a glance

Science & Medical

Elsevier is a world leading publisher of scientific, technical and medical information. The Science & Technology division publishes 1,200 journals and over 900 books each year, complemented by online and CD-ROM products. The web service ScienceDirect offers more than 3 million full text articles. The Health Sciences division publishes over 8,000 text books and clinical reference works and over 500 journals, supported by electronic services accessed via desktop or hand held devices.

- Science & Technology
- Health Sciences
- Excerpta Medica
- MDL Information Systems
- ScienceDirect

75 offices
6,400 employe
sales in
173 countries

MORE www.elsevier.com

Legal

LexisNexis in the US offers legal research, business and tax information products and services to law firms, corporations, federal, state and local governments, as well as law and business schools. Outside the US, LexisNexis serves markets in Europe, Africa, Asia Pacific and Latin America with a range of local and international legal, business and tax information solutions.

- North American Legal Markets
- US Corporate & Federal Markets
- Martindale-Hubbell
- LexisNexis Europe and Africa
- LexisNexis Asia Pacific
- LexisNexis Latin America

85 offices
13,300 employ
sales in
152 countries

MORE www.lexisnexis.com

Education

Harcourt Education is a leading educational publishing company, serving the kindergarten to 12th grade (K-12) and library market in the US and providing educational materials internationally, including in the UK, Australia, New Zealand and South Africa. Harcourt Testing develops assessment products and services for elementary, secondary and higher education as well as tests for practising and research psychologists.

- Harcourt School Publishers
- Holt, Rinehart and Winston
- Harcourt Education International
- Harcourt Educational Measurement
- The Psychological Corporation
- Harcourt Supplemental Publishers
- Harcourt Trade Publishers

22 offices
5,600 employe
sales in
163 countries

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Reed Business Information provides information and marketing solutions to business professionals in the US, UK, continental Europe, Australia and Asia. Its portfolio includes more than 400 magazine titles, supported by over 300 websites, as well as online services, directories, newsletters, loose-leaf publications, databases and research services. Reed Exhibitions is the world's largest trade show organiser, bringing together over 90,000 suppliers and four million buyers each year.

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This document contains the Reed Elsevier Annual Review & Summary Financial Statements 2002 for the Reed Elsevier combined businesses and for Reed Elsevier PLC and Reed Elsevier NV. For a full understanding of the results and affairs of the businesses, this document should be read in conjunction with the more detailed separate document, Reed Elsevier Annual Reports & Financial Statements 2002. This information is also available on **www.reedelsevier.com**


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Reed Elsevier combined

for the year ended 31 December 2002

Turnover

£5,020m / €7,982m


£3,163m
£3,390m
£3,768m
£4,560m
£5,020m
98 99 00 01 02


€4,708m
€5,153m
€6,180m
€7,342m
€7,982m
98 99 00 01 02

Adjusted operating profit

£1,133m / €1,801m


£813m
£792m
£793m
£990m
£1,133m
98 99 00 01 02


€1,210m
€1,204m
€1,301m
€1,594m
€1,801m
98 99 00 01 02

Adjusted pre-tax profit

£927m / €1,474m


£773m
£710m
£690m
£848m
£927m
98 99 00 01 02


€1,150m
€1,079m
€1,132m
€1,365m
€1,474m
98 99 00 01 02

- Strong financial result and strategic progress
- Revenues up 13%; adjusted pre-tax profits up 11% at constant currencies
- Adjusted operating cashflow of £1 billion/ €1.6 billion representing 89% conversion of adjusted operating profit into cash
- Achievement of financial targets despite difficult economic environment:
  - above market revenue growth across all four businesses;
  - double digit adjusted earnings growth at constant currencies

Adjusted operating cash flow

£1,010m / €1,606m



£808m
£780m
£775m
£1,006m
£1,010m
98 99 00 01 02



€1,203m
€1,186m
€1,271m
€1,620m
€1,606m
98 99 00 01 02

Reed Elsevier PLC

for the year ended 31 December 2002

Adjusted eps

28.5p

Year dividend

11.2p



26.4p
24.4p
23.3p
26.1p
28.5p
98 99 00 01 02



15.0p
10.0p
10.0p
10.5p
11.2p
98 99 00 01 02

Reed Elsevier NV

for the year ended 31 December 2002

Adjusted eps

€0.69

Year dividend

€0.30



€0.60
€0.57
€0.59
€0.64
€0.69
98 99 00 01 02



€0.39
€0.27
€0.28
€0.30
€0.30
98 99 00 01 02

Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of goodwill and intangible assets and exceptional items

- Science & Medical, Legal and Education performing well with organic revenue and profit up 4% and 9%
- Business division outperformed tough market with organic revenue decline limited to 6% and profits up 2%
- Harcourt STM and Education businesses, acquired in 2001, make a strong contribution
- Confidence in future growth potential and relentless commitment to execution

Report of the Chairman and the Chief Executive Officer

Morris Tabaksblat and Crispin Davis



We are pleased to report a further year of strong financial performance and strategic progress in 2002. Reed Elsevier has achieved the targets we established three years ago when we laid out our strategy for growth despite a very different and more challenging global economic environment: organic revenue growth is ahead of the market in each of our four divisions; adjusted earnings per share saw double digit growth at constant currencies; and a good conversion of earnings into cash has been delivered. The Harcourt Science & Medical and Education businesses acquired in 2001 have strongly contributed in their first full year within Reed Elsevier.

Reed Elsevier's performance this year demonstrates the strong fundamentals of our business: leading brands and market positions; high quality and in-depth content; international business spread; and financial strength. The performance in 2002 also underscores the turnaround in the business over the last three years as we have aggressively executed against our strategy, and gives us much confidence for the future. Continuing investment in new products and innovation, and in sales and marketing initiatives, is driving momentum across our businesses, together with a constant focus on operational efficiency and cash generation. The organisation is now much stronger, with a sound structure in place and much greater depth of proven management talent.

FINANCIAL RESULTS

In 2002, revenues were up 10% to £5,020 million/9% to €7,982 million, including a full year contribution from the Harcourt acquired businesses. At constant exchange rates, revenues were up 13%.

Adjusted pre-tax profits were 9% higher at £927 million/8% at €1,474 million, representing an 11% increase at constant exchange rates. The incremental contribution from the Harcourt acquisition offset the dilutive impact of other acquisitions and disposals. Adjusted figures are stated before amortisation of goodwill and intangible assets and exceptional items.

Underlying revenue and adjusted operating profit growth, including the Harcourt acquired businesses on a proforma basis, were 1% and 8% respectively, or 4% and 9% excluding the Business division which has been the most affected by the global economic slowdown. Overall operating margins at 22.6% were 0.9 percentage points higher. Tight cost control and Harcourt integration benefits more than offset the effect of lower margin acquired businesses.

Adjusted operating cashflow at £1,010 million/€1,606 million represents a strong 89% conversion of adjusted operating profits into cash.

The Science & Medical business, now branded Elsevier, had a good year with strong subscription renewals and growing online sales, as well as a very successful medical book publishing programme. Revenues and adjusted operating

REED ELSEVIER HAS ACHIEVED THE TARGETS WE ESTABLISHED THREE YEARS AGO WHEN WE LAID OUT OUR STRATEGY FOR GROWTH, DESPITE A VERY DIFFERENT AND MORE CHALLENGING GLOBAL ECONOMIC ENVIRONMENT

profits were up 29% and 26% respectively at constant exchange rates, with underlying growth of 6% and 11% including the Harcourt STM businesses on a proforma basis.

In the Science & Technology business, subscription renewals are strong, migration to electronic only contracts is accelerating, and sales of new information services, including backfiles and subject collections, are going well. The Harcourt journal content has been migrated to the ScienceDirect service, which now covers 72% of the subscription base by value. In Health Sciences, there has been a major turnaround in the Harcourt business, moving from 3% proforma revenue growth in 2001 to 6% in 2002, and outperforming the market. The business has been reinvigorated under a new management team, with much greater focus on new product investment, sales and marketing. Good growth in book sales came from a strong publishing programme and increased demand from the expanding healthcare professions. Electronic revenues are also growing well with new subscribers and new online services.

Across both Elsevier businesses, usage of online services is growing strongly and helping offset the pressures on institutional budgets, through delivering greater customer productivity and value. The integration of the Harcourt businesses is now mostly complete and much of the resulting cost savings is being reinvested in further growth initiatives.

The Legal business, now branded LexisNexis, performed well, with continued momentum in the turnaround of the business seen in the prior year. Revenues and adjusted operating profits were up 5% and 10% respectively at constant exchange rates, or 4% and 11%, excluding acquisitions and disposals; a very satisfactory performance in markets that have been affected by the economic slowdown. LexisNexis continues, we believe, to outperform the US legal markets with revenue growth of 4%, driven by good growth in online usage and building customer preference. Online revenues were 8% ahead with particularly strong growth in sales to the small law firm market. In corporate and federal markets, continued strong growth in risk solutions is more than compensating for weakness in corporate business information, to deliver 5% revenue growth. The LexisNexis International businesses performed satisfactorily, other than in Latin America where conditions remain particularly difficult. Operating margins improved by 1.2 percentage points to 21.3% as we continue to focus on building the margin across the Legal business, especially in the US, whilst releasing funds for further investment.

The Education business, now branded Harcourt Education, has performed well against a schools market that was weaker than in the prior year. Revenues and adjusted operating profits were up 78% and 45% respectively at constant exchange rates, or underlying 2% and 4% including the Harcourt US education business acquired in 2001 on a proforma basis. The US schools market was an estimated 5% lower in 2002 with a weak adoption cycle compounded by more cautious spending by US states, with budgets under pressure and deferral of spend in anticipation of increased federal funding. Harcourt offset this market decline through a significant outperformance,

CONTINUING INVESTMENT IN NEW PRODUCTS AND INNOVATION, AND IN SALES AND MARKETING INITIATIVES, IS DRIVING MOMENTUM ACROSS OUR BUSINESS

gaining the leading share of the new state adoption revenues available and performing well in backlist sales and in open territories to deliver revenues marginally ahead of the prior year. The Testing business acquired with Harcourt had another good year with good growth from state testing contracts and new publishing, delivering revenues 8% ahead of a particularly strong 2001. Integration and rationalisation of the Harcourt businesses is yielding higher than expected savings enabling additional investment in the business, particularly in electronic learning, whilst improving margins. Outside the US, growth in the Harcourt Education International business was held back by a much lower UK primary schools market against a prior year of significant curriculum change.

The Business division, now branded Reed Business, saw another year of significant outperformance in a very difficult market. Through a continued focus on building market share, managing yields and aggressive action to reduce costs, underlying revenue decline was limited to 6% and profits were increased by 2%. The sector and geographic spread of the business, its market leading positions and the mix of subscription sales also helped to mitigate the decline in advertising markets. Reported revenues and adjusted operating profits were 14% and 4% lower respectively at constant exchange rates reflecting the disposal of the travel publishing and other non-core businesses in 2001. The Exhibitions business, although affected by late cycle pressures in its markets, delivered underlying revenues only 1% lower and flat adjusted operating profits, a very satisfactory performance in difficult markets reflecting the strength of its shows and tight cost management.

Disposals and acquisitions, other than Harcourt, reduced adjusted pre-tax profits against the prior year by 3%, principally due to the lost contribution from the travel publishing businesses and the investment we are making in electronic development at the Courtlink and Classroom Connect acquisitions. This dilution is offset by a full year versus part year contribution after financing of the acquired Harcourt businesses.

Amortisation of goodwill and intangible assets at £527 million/€838 million was £26 million/€32 million higher than in the prior year reflecting the 2001 and 2002 portfolio changes less some currency translation effects. Exceptional pre-tax charges of £111 million/€176 million relate to acquisition integration and other restructuring, in which we have seen over 1,500 positions eliminated, and disposals. After tax, and including prior year tax credits, exceptional items showed a net gain of £11 million/€18 million.

The reported profit before tax, including the amortisation of goodwill and intangible assets and exceptional items, was £289 million/€460 million, which compares with £275 million/€442 million in the prior year. The reported attributable profit of £181 million/€288 million increased against a reported attributable profit of £126 million/€202 million in the prior year.

PROGRESS ON STRATEGY

It is now three years since we laid out our investment-led strategy for growth. Over this period we have seen a transformation of Reed Elsevier, in its strategic positioning, its financial performance, and in its prospects. This has been delivered by relentless execution against the milestones we laid out in our strategy for growth:

- The business has been reshaped and refocused: four core businesses in attractive long term growth markets; leading global positions in each; strong subscription revenues and reduced advertising exposures; and strong cashflow dynamics.

- Organisational effectiveness has been upgraded: clear responsibilities and accountability; strong management teams; continuous building of depth of talent; a range of initiatives on training and development, values and culture, and internal communication.

- A dramatic step up in product, sales and marketing, and related investment: global leader in online scientific information; online legal information services transformed; significant and persistent share gains in schools education and business to business, and new electronic services; internet revenues now over £1 billion/€1.6 billion, beating the original target set three years ago; annual investment spend approaching £300 million/€480 million, compared to £80 million/€120 million in 1999, and increasing.

- The cost base has been restructured: over £350 million/€550 million of annual costs savings realised; continuous focus on improving operational efficiency; a leaner, faster moving, higher quality organisation.

- Global capabilities are being built: in medical publishing and schools education through the acquisition of Harcourt; development of global online platforms in Science and Legal; content and service acquisitions in the US, Europe and Latin America.

Our strategy is working and has stood the test of a most challenging economic environment. Our goal of above market revenue growth focuses each of our businesses on innovation, to drive product superiority and incremental revenue growth. Our continuing investment and focus on organisational effectiveness reinforce this.

In Science & Medical: we expand our content and online functionalities; upsell to our existing customers and widen our distribution to new customers; add new services and redeploy content in new geographies; drive usage and add customer value.

In Legal: we expand our content and online functionalities; customise solutions for individual markets; establish our global online platform; add to our content globally through editorial investment and selective acquisitions; add new information services and tools; drive usage and add customer value.

In Education: we develop market leading textbook programmes and expand our curriculum range; develop electronic learning resources; grow our testing business through organisational development and investment in new classroom based resources and online services; expand geographically where financial returns are attractive; expand our online professional development services.

In Business: we upgrade and develop our titles, exhibitions and services to expand the market and win share; manage yields; expand online services around proven business models; add further subscription services; expand geographically leveraging our brands, content and skills.

Our goal of double digit adjusted earnings growth at constant currencies demands this focus on revenue growth as well as a continuous improvement in operational efficiency.

PARENT COMPANY EARNINGS AND DIVIDENDS

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, the adjusted earnings per share were up 9% at 28.5p and up 8% at €0.69 respectively. At constant exchange rates this represents an increase of 11%. The reported earnings per share, including the amortisation of goodwill and intangible assets and exceptional items, was for Reed Elsevier PLC shareholders 7.0p (2001: 4.8p) and for Reed Elsevier NV shareholders €0.18 (2001: €0.13).

The proposed Reed Elsevier PLC final dividend is 8.0p per share which, together with the interim dividend of 3.2p, gives a total dividend of 11.2p, up 7% on the prior year. The Reed Elsevier NV dividend under the equalisation arrangements is €0.21 per share which, together with the interim dividend of €0.09, gives a total Reed Elsevier NV dividend unchanged at €0.30. The difference in dividend growth rates reflects the impact of currency movements since the prior year dividend declaration dates.

BOARD CHANGES

At the Annual General Meetings this year, Roelof Nelissen and Steven Perrick will retire from the boards. Their broad experience has been invaluable, and we thank them both for their substantial contribution over many years. We were pleased to welcome Patrick Tierney to Reed Elsevier in January this year as global chief executive officer of the Education division. He will be proposed as an executive director at the Annual General Meetings. Prior to joining Reed Elsevier he was chief executive officer of Thomson Financial, part of the Thomson Corporation. We will also be proposing the appointment of three additional non-executive directors: Mark Elliott, Cees van Lede and David Reid. Mark Elliott is General Manager of IBM Europe/Middle East/Africa, Cees van Lede is Chairman of the Board of Management of Akzo Nobel NV and David Reid is Executive Deputy Chairman of Tesco Plc. We are delighted to have secured the services of such experienced individuals to strengthen our boards.

OUTLOOK

Whilst 2003 can be expected to be another challenging year, our businesses are strongly placed and showing good momentum. We have demonstrated over the last two years that we can deliver good growth in revenues, margin, profit

WE HAVE A STRONG BUSINESS, A CLEAR STRATEGY, A WELL MOTIVATED AND EXPERIENCED MANAGEMENT TEAM AND A RELENTLESS COMMITMENT TO EXECUTE AGAINST OUR OBJECTIVES

and cash generation despite a tough economic environment, and it is our expectation to deliver again in 2003.

The continuing investment into the business positions us well to grow our revenues ahead of the market. The Science & Medical business is benefiting from growing online take-up and new services, and will see the continued turnaround in Health Sciences. The Legal business should see another year of strong competitive performance. The Education business is expected to see continuing state budget pressures but some benefit from the additional federal funding and more state adoption revenues available. In Business markets, no upturn is assumed, although Reed Business is well positioned should markets recover. The restructuring actions taken in 2002 and continuous tight cost management should enable us to again improve operating margins whilst releasing funds for further investment.

We remain committed to deliver on our targets of above market revenue growth and double digit adjusted earnings per share growth at constant currencies for 2003. Inevitably, some caution would be necessary if there were to be a marked further deterioration in the economic environment. If current exchange rates prevail, there will be an adverse translation impact on reported earnings particularly when expressed in euros.

We are very encouraged by the transformation of Reed Elsevier in the last three years. We have a strong business, a clear strategy, a well motivated and experienced management team, and a relentless commitment to execute against our objectives. We see significant opportunities for growth and a pipeline of initiatives to deliver on them. We have great confidence in Reed Elsevier's future success.

We want to take this opportunity to pay special tribute to the extraordinary efforts and commitment again shown by our staff this last year. So much has been achieved despite a most challenging business environment and we continue to push forward with so many developments and initiatives. We want to thank all at Reed Elsevier for their outstanding contributions, and the persistence and good fellowship that have played a major part in achieving our objectives in 2002.

Morris Tabaksblat
Chairman

Crispin Davis
Chief Executive Officer

Directors

Morris Tabaksblat (65) □ ☆ ◇
Chairman of Reed Elsevier Group plc and Reed Elsevier PLC and chairman of the supervisory board of Reed Elsevier NV since 1999. Chairman of the supervisory board of AEGON NV and of TNT Post Group NV, and a member of the international advisory board of Renault Nissan. Was Chairman of Unilever NV from 1994 until his retirement in 1999.

Crispin Davis (53) □ ◇
Chief Executive Officer of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV since September 1999.

Mark Armour (48)
Chief Financial Officer of Reed Elsevier Group plc and Reed Elsevier PLC since 1996, and of Reed Elsevier NV since April 1999. Deputy Chief Financial Officer of Reed Elsevier from 1995 to 1996.

Gerard van de Aast (45)
Chief Executive Officer of the Reed Business division, director of Reed Elsevier Group plc and Reed Elsevier PLC since December 2000. Director of Reed Elsevier NV since April 2001.

Derk Haank (49)
Chief Executive Officer of the Elsevier division since 1998. Director of Reed Elsevier Group plc and Reed Elsevier PLC since November 1999 and director of Reed Elsevier NV since April 2000.

Andrew Prozes (57)
Chief Executive Officer of the LexisNexis division, director of Reed Elsevier Group plc and Reed Elsevier PLC since July 2000. Director of Reed Elsevier NV since April 2001.

Patrick Tierney (57)
Chief Executive Officer of the Harcourt Education division since January 2003.

John Brock (54) △ ○ ☆ ◇
Non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and member of the supervisory board of Reed Elsevier NV since April 1999. Chief Executive Officer of Interbrew SA.


ANDREW PROZES
PATRICK TIERNEY
CRISPIN DAVIS
MARK ARMOUR
GERARD VAN DE AAST
DERK HAANK

Roelof Nelissen (71) △ ○ ☆
Non-executive director of Reed Elsevier Group plc from 1993 to 1998 and re-elected in April 1999. Member of the supervisory board of Reed Elsevier NV since 1993 and a non-executive director of Reed Elsevier PLC since April 1999. A member of the supervisory board of Daimler Chrysler Nederland BV and International Flavors and Fragrances (Nederland) BV. Was Chairman of the managing board of ABN AMRO Holding NV and ABN AMRO Bank NV until 1992.

Steven Perrick (54) △ □ ☆
Non-executive director of Reed Elsevier Group plc, non-executive director of Reed Elsevier PLC and member of the supervisory board of Reed Elsevier NV since 1998. Was a lawyer with De Brauw Blackstone Westbroek until 1999, when he became a partner at Freshfields Bruckhaus Deringer in the Netherlands.

Lord Sharman of Redlynch OBE (60) △ ☆ ◇
Non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC since January 2002, and a member of the supervisory board of Reed Elsevier NV since April 2002. Non-executive chairman of Aegis plc since 2000 and a non-executive director of BG International plc. Between 1997 and 1999 was chairman of KPMG Worldwide. A member of the House of Lords since October 1999.

Rolf Stomberg (62) △ □ ○ ☆
Non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC since January 1999 and a member of the supervisory board of Reed Elsevier NV since April 1999. Chairman of Management Consulting Group PLC and a non-executive director of Cordiant Communications Group PLC and Smith & Nephew PLC. Serves on the boards of companies in Sweden, The Netherlands and Germany.

Dien de Boer-Kruyt (58) ☆
Member of the supervisory board of Reed Elsevier NV since 2000. Chairman of the supervisory board of C/Tac, and a member of the supervisory boards of Imtech NV and Sara Lee/DE, a subsidiary of Sara Lee Corporation.

△ Member of the Audit Committee
□ Member of the Nominations Committee
○ Member of the Remuneration Committee
☆ Member of the Corporate Governance Committee
◇ Member of the Strategy Committee


STEVEN PERRICK
LORD SHARMAN
JOHN BROCK
MORRIS TABAKSBLAT
DIEN DE BOER-KRUYT
ROLF STOMBERG
ROELOF NELISSEN

Mark Armour, Chief Financial Officer



REED ELSEVIER COMBINED BUSINESSES

Profit & Loss

The **reported profit before tax** for the Reed Elsevier combined businesses, after the amortisation of goodwill and intangible assets and exceptional items, was £289m/€460m, which compares with a reported profit of £275m/€442m in 2001. The increase reflects higher underlying operating profits, less the full year effect of financing and goodwill and intangible asset amortisation of the Harcourt businesses, acquired in July 2001, as well as dilution from other 2001 acquisitions and disposals. The **reported attributable profit** of £181m/€288m increased against a reported attributable profit of £126m/€202m in 2001 and includes exceptional prior year tax credits.

Turnover increased by 10% expressed in sterling to £5,020m, by 9% expressed in euros to €7,982m, and by 13% at constant exchange rates. This included a full year contribution from the acquired Harcourt businesses. Underlying revenue growth, including the Harcourt acquired businesses on a proforma basis, was 1% at constant exchange rates, or 4% before taking into account the decline in Business division revenues driven by the global economic slowdown. The acquired Harcourt businesses saw proforma revenue growth of 4% over 2001, with 6% in Science & Medical and 2% in Education.

Adjusted operating profits, excluding the amortisation of goodwill and intangible assets and exceptional items, were up 14% expressed in sterling at £1,133m, up 13% expressed in euros at €1,801m, and up 17% at constant exchange rates. This included a full year contribution from the acquired Harcourt businesses. Underlying adjusted operating profit growth, including the Harcourt acquired businesses on a proforma basis, was 8%, or 9% excluding the Business division. The

Reed Elsevier combined businesses

	2002 £m	2001 £m	2002 €m	2001 €m	Change at constant currencies %
Reported figures					
Turnover	**5,020**	4,560	**7,982**	7,342	+13%
Operating profit	**507**	391	**806**	630	+29%
Profit before taxation	**289**	275	**460**	442	+2%
Net borrowings	**2,732**	3,229	**4,180**	5,296	
Adjusted figures					
Operating profit	**1,133**	990	**1,801**	1,594	+17%
Profit before taxation	**927**	848	**1,474**	1,365	+11%
Operating cash flow	**1,010**	1,006	**1,606**	1,620	+2%
Operating margin	**23%**	22%	**23%**	22%	
Operating cash flow conversion	**89%**	102%	**89%**	102%	
Interest cover (times)	**5.5**	7.0	**5.5**	7.0	

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the "Reed Elsevier combined businesses").

Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures and are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects. The reconciliation between the reported and the adjusted figures is provided in the Reed Elsevier summary financial statements on page 33.

The percentage change at constant currencies refers to the movements at constant exchange rates, using 2001 full year average rates.

Turnover by geographical market


North America £3,209m €5,102m
United Kingdom £551m €876m
The Netherlands £209m €332m
Rest of Europe £638m €1,014m
Rest of World £413m €658m

Adjusted operating profit geographical origin


North America £616m €979m
United Kingdom £190m €302m
The Netherlands £169m €269m
Rest of Europe £119m €189m
Rest of World £39m €62m

acquired Harcourt businesses saw proforma operating profit growth of approximately 10%, with 14% in Science & Medical and 6% in Education. Adjusted operating margins improved by 0.9 percentage points to 22.6%.

The **amortisation charge** for intangible assets and goodwill amounted to £527m/€838m, up £26m/€32m on the prior year, including a full year's amortisation of the acquired Harcourt assets partly offset by currency translation effects.

Exceptional items showed a pre-tax charge of £111m/€176m, comprising, £57m/€90m of Harcourt and other acquisition integration and related costs, £42m/€67m in respect of restructuring actions taken principally in response to the global economic slowdown, and a £12m/€19m net loss on disposal of businesses and fixed asset investments. After a tax credit of £122m/€194m arising on the exceptional costs and in respect of prior year disposals, exceptional items showed a post-tax gain of £11m/€18m. This compares with a net exceptional post-tax credit of £9m/€13m in 2001.

Net interest expense, at £206m/€327m, was £64m/€98m higher than in the prior year, reflecting a full year's financing cost for the Harcourt acquisition in part offset by the benefit of the 2001 free cash flow, lower interest rates and currency translation. Net interest cover on an adjusted basis was 5.5 times.

Adjusted profits before tax, before the amortisation of goodwill and intangible assets and exceptional items, at £927m/€1,474m, were up 9% expressed in sterling and up 8% expressed in euros. At constant exchange rates, adjusted profits before tax were up 11%. The slightly lower growth at reported rates reflects currency translation effects from the year on year US dollar weakness.

The **effective tax rate** on adjusted earnings was unchanged at 26.3%. The **adjusted profit attributable to shareholders** of £682m/€1,084m was up 9% expressed in sterling, 8% expressed in euros, and 11% at constant exchange rates.

Cash flows and debt

Adjusted operating cash flow, before exceptional items, was £1,010m/€1,606m representing an 89% conversion rate of adjusted operating profits into cash. This compares with a conversion rate in 2001 of 102% which was significantly flattered by the seasonality of the acquired Harcourt businesses which strongly favours the second half. Excluding the acquired Harcourt businesses, the conversion rate was approximately 93%, up 8 percentage points on the prior year, reflecting tight management of working capital and capital expenditure. Capital expenditure in the year amounted to £179m/€285m and depreciation was £136m/€216m, both similar to the prior year.

Free cash flow – after interest, taxation and dividends but before acquisition spend and exceptional receipts and payments – was £378m/€601m, compared to £459m/€738m in 2001 which benefited from the seasonal weighting of the Harcourt cashflows to the post-acquisition period. Net exceptional cash inflows of £7m/€11m include £106m/€169m proceeds from disposals of businesses and fixed asset investments and £20m/€32m of reduced tax payments, less exceptional acquisition related and restructuring payments of £119m/€190m.

In 2002, **acquisitions** were made for a total consideration of £99m/€157m, including £9m/€14m deferred to future years and after taking account of net cash acquired of £4m/€6m. Deferred consideration paid in respect of prior year acquisitions and payment of change of control and other non operating liabilities assumed on the acquisition of Harcourt totalled £94m/€150m.

Net borrowings at 31 December 2002 were £2,732m/€4,180m, a decrease of £497m in sterling and €1,116m in euros since 31 December 2001, reflecting the free cash flow less acquisition spend, and favourable exchange translation effects from a weaker US dollar.

REVIEW OF OPERATIONS

Unless otherwise indicated, all percentage movements in the following commentary refer to constant currency rates, using 2001 full year average rates, and are stated before amortisation of goodwill and intangible assets and exceptional items.

Science & Medical

REVENUE BY BUSINESS


58% Science & Technology £746m €1,186m
42% Health Sciences £549m €873m


TURNOVER
ADJUSTED OPERATING PROFIT
£1,024m
£1,295m
£344m
£429m
01
02
01
02
£ sterling
TURNOVER
ADJUSTED OPERATING PROFIT
€1,649m
€2,059m
€554m
€682m
01
02
01
02
€ euro

The Science & Medical business, now branded Elsevier, has had another very successful year. Strong subscription renewals, growing online sales and a successful medical book publishing programme have delivered revenue growth ahead of the market. The successful integration of the Harcourt STM business and tight cost control has delivered double digit underlying profit growth.

Revenue and adjusted operating profits increased by 29% and 26% respectively at constant exchange rates, or, underlying, by 6% and 11% including the Harcourt STM business on a proforma basis. Both the Science & Technology and Health Sciences divisions saw underlying revenue growth of 6%.

In Science & Technology, this was driven by strong subscription renewals, both for print journals and ScienceDirect, and growing online sales, including newly introduced backfiles and subject collections. Migration to e-only contracts is accelerating, which, whilst generating lower revenue than a combined print and electronic sale, has a positive impact on operational efficiency and provides a good platform for the sale of new electronic services.

In Health Sciences, underlying revenue growth was driven by a successful medical book publishing programme, with strong new publishing and increased demand from the expanding healthcare professions. The online service, MD Consult, saw good growth with a 15% increase in subscribers and expanded content. The Excerpta Medica sponsored communications business serving the pharmaceutical industry also performed well.

The integration of the Harcourt STM businesses within Elsevier is now mostly complete. The annual cost savings target of US$40 million will be exceeded, with close to that amount realised in 2002. More than half of this has been reinvested in new product development.

Operating margins, at 33.1%, are 0.5 percentage points lower than in the prior year, reflecting the inclusion of the lower margin Harcourt STM business for a full year. The underlying margin improvement on a proforma basis was 1.5 percentage points.

The Elsevier business is making good progress against its strategic priorities. We continue to expand our content and make more of it available electronically. During 2002, the number of articles available on the ScienceDirect web service increased from 1.8 million to 3.3 million from new publishing, the progressive loading of backfiles and migration from the IDEAL platform. Additional content came from continued strong publishing in our journals and a very successful medical publishing programme, as well as acquisitions. We acquired Hanley & Belfus, a leading US publisher in the medical student market, and recently established a strong position in Germany through the acquisition of the STM businesses of Holtzbrinck, including Urban & Fischer, a leading medical publisher.

ScienceDirect saw strong growth in the year, with the number of articles downloaded up 70% to 86 million. The percentage of subscribers by value now taking ScienceDirect is 72%, up 6 percentage points in the year with most major customers now taking the service.

The outlook for the Science & Medical business is good. Although academic institutional and corporate budgets are under pressure, Elsevier continues to see strong subscription renewals and is driving increased demand through new content and online services, adding value and productivity to existing customers and widening distribution. Further margin improvement is expected from increasing operational efficiency, particularly in the Health Sciences business.

Legal



REVENUE BY BUSINESS
78% LexisNexis North America £1,056m €1,679m
22% LexisNexis International £293m €466m



TURNOVER
ADJUSTED OPERATING PROFIT
TURNOVER
ADJUSTED OPERATING PROFIT
£1,330m
£1,349m
£267m
£287m
€2,141m
€2,145m
€430m
€456m
01
02
01
02
01
02
01
02
£ sterling
€ euro

The Legal business, now branded LexisNexis, has had a successful year, outperforming the market and making good progress in improving margins. Continued investment has been made in new online services and geographic expansion.

Revenues and adjusted operating profits increased by 5% and 10% respectively at constant exchange rates, or 4% and 11% excluding acquisitions and disposals. LexisNexis North America saw underlying revenue growth of 4%. Outside the US, International sales growth was 3% held back by the difficult conditions in the corporate sector and Latin America. Operating margins were up 1.2 percentage points to 21.3%, with good operational gearing and improving cost efficiency in part offset by additional investment in new online services and development in Courtlink, the fast growing electronic court access and filing company acquired in 2001.

In US Legal markets, revenues grew by 4%. Online revenue growth was 8%, with continued strong growth in online usage and increasing penetration of the small law firm market. Print and CD sales were flat as the market moves online. The legal directories business again performed well with strong renewals and expanded web services. In US Corporate and Federal markets, revenues increased by 5% with strong growth in risk solutions services more than compensating for the impact of the economic slowdown on the corporate business information market. Underlying operating profit growth at LexisNexis North America was 15%.

The LexisNexis International businesses outside North America saw revenues and adjusted operating profits up 3% and 4% respectively. Online sales grew strongly in all major markets, partly offset by the migration from print and CD product. Underlying sales growth of 3% was held back by weakness in demand from corporate customers and in Latin America. Underlying operating profits grew more slowly at 1% reflecting investment in new online services and expansion of the business in Germany. In part this investment has been funded by rationalisation of editorial and production processes within Europe during the second half of the year.

LexisNexis is continuing to expand its content and online services as well as pushing into new markets. In the US, we have progressively expanded our coverage of annotated codes for individual states and are well advanced in developing modern summaries of all federal and state cases. We continue to add to the functionality of our online services, and are expanding the electronic filing and court access services acquired with Courtlink. We also continue to expand internationally through internal development and acquisition, and the building of our global online delivery platform. The acquisition of Quicklaw gave us the leading position in online legal information in Canada, and MBO Verlag provides an important step up in developing our business in Germany.

The outlook for the LexisNexis business is good, despite the pressure of the economic slowdown on legal markets. Product innovation and the gains in customer productivity offered by our growing online services are stimulating continued growth. The focus on increasing operational efficiency is expected to deliver further margin improvement whilst investment levels are maintained.

Education

REVENUE BY BUSINESS

85% US Schools & Testing **£846m €1,345m**

15% International **£147m €234m**




TURNOVER
ADJUSTED OPERATING PROFIT
TURNOVER
ADJUSTED OPERATING PROFIT
£579m
£993m
£132m
£183m
€932m
€1,579m
€212m
€291m
01
02
01 02
01
02
01
02
£ sterling
€ euro

The Education business, now branded Harcourt Education, has performed well to deliver underlying growth in a difficult schools market. The Harcourt US Education and Testing businesses acquired in July 2001 have made a good contribution and have been integrated with Reed Elsevier's other education businesses to become a leading global business in the English speaking schools market. The Harcourt US K-12 schools business again significantly outperformed the market.

Revenues and adjusted operating profits increased substantially with a full year contribution from the acquired Harcourt businesses. Underlying growth in revenues and operating profits was 2% and 4% respectively at constant exchange rates including the acquired Harcourt businesses on a proforma basis.

The Harcourt US K-12 schools business performed well against a market estimated to be some 5% lower, delivering revenues marginally ahead of the prior year. This market decline is a reflection of the weaker adoptions cycle in 2002 compounded by more cautious spending by US states, with budgets under pressure and deferral of spend in anticipation of the increased funding allocated by the federal government. Adjusted operating profits were up 4% before other acquisitions driven by greater cost efficiency across the supply chain and operating infrastructure, as well as from integration of the supplemental businesses.

Operating margins were lower at 18.4% due to the effect of including the acquired Harcourt businesses for a full year with their seasonally low first half margin. Underlying margins on a proforma basis improved by 0.5 percentage points despite the low revenue growth, due to the greater cost efficiency.

Harcourt Education's significant outperformance of the US K-12 market has been driven by strong new publishing against available adoption opportunities and good growth in sales of the backlist and in open territories particularly in the elementary schools market. We won the highest overall market share of 2002 state adoption revenues.

The Harcourt Testing businesses saw underlying revenues 8% ahead, driven by good growth from new and existing state contracts and successful new educational and clinical assessment publishing. Operating margins increased through significant process improvements and underlying operating profits were 25% higher.

The Harcourt Education International business saw flat revenues, before acquisitions. Strong growth from successful new publishing in the UK secondary schools market was offset by a weaker UK primary schools market and lower academic publishing sales. The Global Library business grew well with an expanded sales and marketing organisation. Underlying operating profits in the International business were 10% lower, due to the flat sales and investment in new publishing and sales and marketing.

Harcourt Education remains focused on delivering market leading textbook programmes and we are continuing to invest in expanding our curriculum range and in electronic learning resources. In Testing we have now launched a major new edition of the Stanford Achievement Test series which combines the power of well established norm referencing tests with the flexibility to adapt to individual state criteria. Our online testing capabilities are developing well and positioned for market growth.

In 2003, the US schools market is expected to see some recovery despite continuing state budget pressures through the benefit of additional federal funding and more state adoption revenues available. We have strong publishing programmes across our businesses to address these opportunities. In Testing, revenue growth will be held back by the non-renewal of the California state testing contract but this will have only a limited impact on planned profit growth. Our cost savings programmes and continuing integration benefits should deliver further margin improvement whilst we continue to increase investment in new publishing and electronic learning. The longer term growth opportunities in Harcourt Education remain very attractive.

Business

REVENUE BY BUSINESS



32% US £438m €696m
17% UK £241m €383m
18% Continental Europe £256m €407m
31% Reed Exhibitions £425m €676m
2% Other £23m €37m



TURNOVER
ADJUSTED OPERATING PROFIT
TURNOVER
ADJUSTED OPERATING PROFIT
£1,627m
£1,383m
£247m
£234m
€2,620m
€2,199m
€398m
€372m
01
02
01
02
01
02
01
02
£ sterling
€ euro

The Business division, now branded Reed Business, had another year of significant outperformance in a very difficult market, through building share, managing yields, and action to further reduce costs. The sector and geographic spread of the business, its market leading positions and revenue mix helped mitigate the weakness in advertising markets.

Underlying revenues were 6% lower than in the prior year reflecting persistent weak advertising markets worldwide, although the rate of decline year on year slowed significantly in the second half. The US business was most affected, whilst, in Europe, subscription revenues to an extent mitigated the advertising decline. The Exhibitions business, although affected by late cycle pressures in its markets, saw revenues only slightly lower than the prior year. Underlying operating profits increased by 2% as a result of the cost actions taken across the businesses. Reported revenues and adjusted operating profits at constant exchange rates were down 14% and 4% respectively reflecting the sale of the travel publishing businesses and other non-core businesses in 2001.

In the US, Reed Business Information saw revenues, excluding disposals, 12% lower than the prior year. Improvement in some markets, most notably Entertainment, and growth in Construction data subscription services was more than offset by declines in Manufacturing, Electronics and Telecoms. Despite the revenue decline, underlying operating profits have risen by 15% reflecting the significant action taken to reduce costs.

In the UK, Reed Business Information revenues, excluding disposals, were 6% lower with reductions in display and recruitment advertising, particularly in the Technology and Air Transport sectors. The Agricultural titles recovered from the low point last year during the foot and mouth crisis and the Social Services sector performed strongly. Cost actions restricted the decline in underlying profits to 4%.

In Continental Europe, Reed Business Information saw revenues, excluding acquisitions and disposals, down 2%, whilst underlying operating profits were 6% ahead. Strong market share gains and the resilience of subscription income mitigated to a large extent the decline in advertising markets. Performance in individual sectors was mixed, with the Hospitality, Regulatory and HR sectors in the Netherlands performing particularly well, whereas there were significant declines in Management titles and Training serving the SME market.

At Reed Exhibitions, underlying revenues were 1% lower, excluding acquisitions and disposals, whereas operating profits were held to the level of the prior year with some benefit from the cycling of non-annual shows and through tight cost management. Growth in Asia Pacific and in the majority of the North American shows was offset by weakness in the US manufacturing sector and in Europe particularly in the international shows.

The outlook for Reed Business in 2003 remains uncertain, with a global economic recovery elusive. A modest decline in underlying revenues might be expected, absent any further marked deterioration in economic conditions, given the drift in advertising markets and the net adverse impact this year of the cycling of non-annual exhibitions. Some further improvement in margins, from tight cost control and the actions taken in 2002, should help mitigate the effect on profitability. The outlook in the longer term remains positive. As economic conditions improve, the business should benefit significantly from the market share gains achieved and gearing off a lower cost base.

PARENT COMPANIES

Adjusted earnings per share, measured before the effect of amortisation of goodwill and intangible assets and exceptional items, for Reed Elsevier PLC were 28.5p, up 9% on the previous year, and for Reed Elsevier NV were €0.69, an increase of 8%. The difference in percentage change is entirely attributable to the impact of currency movements on the translation of reported results. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 11% over the previous year.

After their share of the charge in respect of goodwill and intangible asset amortisation and of the exceptional items credit, the **reported earnings per share** of Reed Elsevier PLC after tax credit equalisation and Reed Elsevier NV were 7.0p and €0.18 respectively, compared to 4.8p and €0.13 in 2001.

The board of Reed Elsevier PLC has proposed a final dividend of 8.0p, giving a **total dividend** of 11.2p for the year, up 7% on 2001. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.21. This results in a **total dividend** of €0.30 for the year, the same as in 2001. The difference in percentage growth is attributable to the strengthening of the euro relative to sterling since the prior year dividend declaration dates.

FORWARD LOOKING STATEMENTS

The Reed Elsevier Annual Review and Summary Financial Statements contain forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier's markets; exchange rate fluctuations; customers' acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights; and the impact of technological change.

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV			Changes at constant currencies
	2002 £m	2001 £m	% change	**2002 €m**	2001 €m	% change	%
Reported profit attributable	**89**	61		**144**	101		
Adjusted profit attributable	**361**	330	9%	**542**	503	8%	11%
Average exchange rate €:£	**1.59**	1.61		**1.59**	1.61		
Reported earnings per share	**7.0p**	4.8p		**€0.18**	€0.13		
Adjusted earnings per share	**28.5p**	26.1p	9%	**€0.69**	€0.64	8%	11%
Dividend per share	**11.2p**	10.5p	7%	**€0.30**	€0.30	–	

The results of Reed Elsevier PLC reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% interest in Reed Elsevier NV.

In April 2002, Reed International P.L.C. changed its name to Reed Elsevier PLC and Elsevier NV changed in name to Reed Elsevier NV.
The operating company that owns the publishing and information businesses, previously named Reed Elsevier plc changed its name to Reed Elsevier Group plc.


BROADCASTING&CABLE
BREAKING NEWS
communitycare
ALONE IN A CROWD
ELSEVIER
Butterworths
LexisNexis direct
TotalSearch
Cell
ELSEVIER
FOR AUTHORS
LexisNexis
at www.nexis.com
infosecurity
Un intruso
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What makes doctors click™
Handbook of the PSYCHOLOGY of Aging
Harcourt Education

Our products: indispensable global information for professionals

At Reed Elsevier we publish more than 10,000 journals, books and CDs, more than 500 websites and portals and organise more than 440 trade exhibitions. Our products provide indispensable information and services to professionals in the scientific, medical, legal, education and business communities around the world. The following pages explain the role some of these products play in the professional lives of our customers.

Science & Medical

ELSEVIER



BioMedNet, Elsevier's life sciences portal is one of the most visited publishers' sites for life scientists. The service has over 500,000 active users who access BioMedNet as a gateway for information in all major life science disciplines. Registered users are also offered subscription-based services, including BioMedNet Reviews, the world's largest and most often cited collection of specialist review articles focusing on the life sciences and including more than 30,000 articles.

ELSEVIER PERFORMED WELL IN 2002, GROWING AHEAD OF ITS MARKET. IN SCIENCE AND TECHNOLOGY SUBSCRIPTION RENEWALS FOR OUR PRODUCTS WERE STRONG, AND MIGRATION TO ELECTRONIC ONLY CONTRACTS ACCELERATED. IN HEALTH SCIENCES WE SAW INCREASED DEMAND FROM THE MEDICAL PROFESSION BOTH FOR BOOKS AND FOR ONLINE AND PDA BASED SERVICES.

Backfiles on ScienceDirect: In 2000, Elsevier began its programme to add backfiles of its journals to the online platform, ScienceDirect. Used by academics and researchers as a key source of information, ScienceDirect already offers subscribers desktop access to over 1,500 journals published by Elsevier. By the end of 2002 more than 12 million pages of back copies of journals were loaded, bringing the total number of text articles on ScienceDirect to 3.3 million.



The Scirus web search engine covers

140m

scientific pages

ScienceDirect hosts more than

60m

abstracts



Nursing students in the US learn through Virtual Clinical Excursions (VCE) a CD-ROM based teaching aid which enables nursing students to interact with virtual patients to test their diagnostic and treatment skills. Since its launch in September 2001, the VCE series has been adopted by over 250 academic institutions to complement, and drive adoption of, Elsevier's comprehensive list of nursing texts.



Permanent digital archive assures perpetual accessibility of scientific heritage at the Koninklijke Bibliotheek (KB), *the Royal National Library of The Netherlands. During the* summer of 2002, Elsevier signed a groundbreaking new agreement to provide electronic archiving to the library. As the home of the first official digital archive for Elsevier journals, KB will receive digital copies of all journals published on ScienceDirect covering all areas of science, technology and medicine. These will be available in perpetuity to the research community, including authors, researchers, historians and librarians.

MDConsult is used by

95%

of US medical schools and over 1,500 hospitals worldwide

Legal

LexisNexis





The LexisNexis Total Research System provides access to more than four billion searchable documents, including two billion US public records; more than 16,000 databases; and over 35,000 legal, business and news sources. As many as 2 million online customer searches take place each day. Subscribers include 97 per cent of Fortune 500 companies, 1,650 US colleges and universities and the top 100 law firms in the US. Globally, LexisNexis serves 3.2 million subscribers in more than 100 countries.

LEXISNEXIS SAW CONTINUED MOMENTUM IN ITS BUSINESS TURNAROUND, DRIVEN BY INCREASED DEMAND FOR ITS ONLINE PRODUCTS AND BUILDING CUSTOMER PREFERENCE. IT EXPANDED ITS GLOBAL CONTENT OFFERING THROUGH NEW PUBLISHING AND ACQUISITIONS IN THE US, CANADA, GERMANY AND THE NETHERLANDS.

LexisNexis Smartlinx searches for people, businesses, locations and assets using

2bn

documents and 1,636 sources

The Risk Management suite of products and services provides professional risk managers with access to a wide range of risk assessment data. These information tools are highly valued by companies assessing credit lending and risk underwriting, carrying out investigations, selecting reliable business partners and vendors, and checking compliance with applicable laws and regulations. During 2002 the revenues for this group of products grew by 29 per cent, reflecting the high importance of risk management in US commerce.





Searches on Martindale-Hubbell's lawyers.com were up

43%

in 2002

LexisNexis CourtLink enables legal professionals to access critical, comprehensive, court information 24 hours a day, seven days a week. Customers include 65,000 subscribers at 249 of the largest 250 law firms in the United States and 43 of the US Fortune 100 companies. The service provides instant, online access to 200 million US federal and state court records from more than 4,400 courts—the most extensive coverage available.



LexisNexis online service handled more than

540m

commercial searches in 2002

Eversheds.complete is a custom extranet solution developed by LexisNexis UK to serve the customers of Eversheds, one of the world's largest law firms, which has 17 European and three associated Asian offices, servicing more than 25,000 active clients. The site acts as a portal for Eversheds' customers, connecting them with full text and up to date statutes, case law and breaking news from LexisNexis UK, Reed Business Information and the Financial Times, as well as Eversheds' own content.

Education

Harcourt


Scien

Harcourt Schools Elementary Science programme in the US epitomises the group's strategy of delivering the market leading curriculum text in every major subject. The programme is a clear market leader, capturing over 70 per cent of the state adoption market for science in 2002, and selling over 500,000 books in open territory states. Its success is the direct result of a process which involves the collaboration of teachers, pupils, editors and researchers to produce a learning resource ideally suited to the pedagogy of the US classroom and the demands of the education system.

THE HARCOURT SCHOOLS US K-12 BUSINESS SIGNIFICANTLY OUTPERFORMED ITS MARKET, WITH ITS PRODUCTS WINNING THE LARGEST SHARE OF NEW STATE ADOPTION REVENUES IN 2002. INCREASED INVESTMENT CONTINUES TO BE MADE IN NEW PUBLISHING AND ELECTRONIC LEARNING.



Elements of Literature achieves on average sales of over one million units every year in the US where it is used to teach children in grades 6-12. The package, published by Holt, Rinehart and Winston, incorporates novel extracts, reading aids, differentiated lessons, assessment, composition, and grammar support to develop literacy skills.

The Stanford Achievement Test is a leading US standardised education test

Harcourt Supplemental Publishers is one of the US's largest publishers of supplemental material



métro

Métro is one of the major French programmes in UK schools for Key Stages 3 and 4. Since its launch in 1999, Métro has been sold to over 2,500 schools in the UK and has achieved a leading position in Key Stage 3 French, the most important segment of the modern foreign languages market. European and Scottish editions of Métro were published in 2002, and Métro Électro, a rich range of interactive activities and presentations designed for use on networks or standalone PCs, will follow in 2003.



Wechsler Preschool and Primary Scale of Intelligence test (WPPSI) in its third edition has met with a strong customer response, exceeding revenue estimates by over 50% in 2002. This flagship product is the market leader in the evaluation of cognitive function in young children in the US. This product, and other Wechsler products, are licensed for publication in over 30 countries.

Harcourt Education International's UK educational software sales increased by 29% in 2002

Reed Business



Kellysearch is the comprehensive online buying guide for specifiers of industrial products and services, providing access to more than 150,000 companies with over 100,000 product and service listings. Its vast resources, speed and accuracy are driving both usage and advertising revenues. Traffic flow to Kellysearch.com increased threefold in 2002, from 170,000 to over 500,000 searches per week.

REED BUSINESS OUTPERFORMED ITS MARKETS IN 2002 THROUGH A FOCUS ON BUILDING SHARE AND MANAGING YIELD. REED EXHIBITIONS CONTINUED TO DELIVER LEADING SHOWS IN TOUGH MARKETS.



Since 1905, Variety has been the entertainment and media industry's premier source of business news and information. The Variety stable includes Daily Variety (launched in 1933), Variety Gotham and Variety.com, reaching over 65,000 industry leaders in print and 54,000 online. These publications continued to outperform their market through editorial quality and managing advertising yield, increasing revenues by 9% in advertising markets down by 15% overall.

Reed Exhibitions operates over 440 events, connecting

90,000

suppliers with more than 4 million buyers in over 40 industries

Reed Electronics Group is a

leading

global provider of information for the electronics industry



Elsevier, the leading weekly economics and news magazine in The Netherlands, has increased its sales through the introduction of regular special supplements covering topics such as investment, health and education. As well as attracting additional streams of advertising revenue Elsevier specials have helped to increase the circulation of the title. Elsevier specials are provided as free supplements to subscribers, and are also sold on newsstands throughout The Netherlands.



Reed Exhibitions' Infosecurity is the sector's leading series of trade shows for IT professionals with security responsibilities, an area of high growth. The show attracted over 30,000 visitors and 650 exhibitors in 2002. The show's own branded IT security news programme keeps the brand both visible and valuable to exhibitors and visitors between events.

New Scientist is the leading international scientific & technological weekly with over

650,000

readers

VALUING OUR PEOPLE

Reed Elsevier strongly believes it can gain competitive advantage by developing the talents and skills of its people through

- continuing to upgrade management by attracting and retaining the very best talent
- developing its people to the fullest potential
- building a winning culture
- communicating and sharing knowledge and experience across the business

These are key priorities and we devote significant resources to extensive programmes addressing each of them.

We continue to upgrade our management team with the appointment of Patrick Tierney as CEO of our Education division. We now have in place a high quality management with clear responsibilities and accountabilities.

We extended the Personal Development Programme (PDP) to every employee, enabling our people to develop their fullest potential through appraisal and annual objective setting. Management development is a high priority and we now conduct an Organisation and Talent Review annually. All senior management vacancies are regularly reviewed by our Management Committee to ensure that we identify our best people to fill these roles.

We further embedded a winning culture across Reed Elsevier with the engagement of all employees in the Reed Elsevier values: customer focus, valuing our people, passion for winning, innovation and boundarylessness. We monitor the progress of each business in establishing the values in their processes. Senior executives were assessed in the way they lead the values through 360° assessments.

As part of our enhanced internal communications programme we launched a global intranet, aREna, a platform for text and video news, information and group working forums for all of our staff. aREna hosts "Crispin's Open Door" enabling staff to direct queries to our CEO, whose response is sent directly to them as well as being posted on the site.

ENVIRONMENT

Our environmental policy, for which the CEO is responsible to the Boards, sets out key principles and responsibilities for reducing the environmental impacts of our operations and activities. Its implementation is supported through a network of individuals at group and business unit level.

Our priorities remain managing energy, water and waste, where we have assessed we can maximise our contribution to reducing the environmental impact of our businesses. We are developing our current processes into an environmental







IN 2002, WE ESTABLISHED THE JEFFREY P MLADENIK AND ANDREW CURRY-GREEN MEMORIAL SCHOLARSHIP IN HONOUR OF OUR TWO COLLEAGUES WHO LOST THEIR LIVES IN THE ATTACK ON THE WORLD TRADE CENTER. A SCHOLARSHIP OF $25,000 WILL BE AWARDED ANNUALLY TO A CHILD OF A REED ELSEVIER EMPLOYEE FOR UNIVERSITY STUDY.

management system and will be publishing our environmental objectives and targets against which we will report future progress.

One of our key group objectives for 2002 was to improve the quality and coverage of our environmental data, a crucial step in being able to monitor group wide environmental performance. This has broadly been achieved, although we are undertaking further work to improve the measurement of waste and transport.

We are also managing our supply chain impact more closely by requiring our key strategic suppliers to have environmental policies that meet standards in regard to human and labour rights.

In the business divisions, improvements in environmental performance include the continuing growth of online journals (reducing the environmental impact associated with paper use, printing and distribution) and an annual reduction in energy consumption of over 2 million kWh in LexisNexis through the introduction of more energy efficient data servers and lighting.

COMMUNITY

With Reed Elsevier's strong position in educational publishing, we are now actively focusing our efforts and resources on education for disadvantaged young people and community initiatives of importance to local employees.

With a network of Community Champions spanning the whole of the business and co-ordinated by a Director of Community, we are developing or strengthening on-going reading programmes across the cities in which we operate.

Financial support to charities around the world in 2002 totalled £1.2m/€1.9m. Our in-kind support includes employee time in building low income housing for Habitat for Humanity, developing jobability.com, a website promoting job opportunities for the disabled, and giving a large donation of legal and educational textbooks to Book Aid International, a charity providing educational books to the developing world. In 2002 we provided approximately £1m/€1.6m of such in-kind support for charitable organisations.

In January 2003 we introduced Reed Elsevier Cares, a new Reed Elsevier wide community programme comprising voluntary activity, donations and communication, which will encompass new and existing activities.

For our full CSR report with details of our people, environmental performance and community focus, visit www.reedelsevier.com.







STRUCTURE

Name changes

During the year Reed International P.L.C. changed its name to Reed Elsevier PLC, Elsevier NV changed its name to Reed Elsevier NV, and Reed Elsevier plc changed its name to Reed Elsevier Group plc.

Equalisation arrangements

Under the equalisation arrangements entered into on the merger of Reed Elsevier PLC's and Reed Elsevier NV's businesses in January 1993, Reed Elsevier PLC shareholders have a 52.9% economic interest in Reed Elsevier, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in Reed Elsevier. Shareholders in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

Reed Elsevier PLC and Reed Elsevier NV each holds a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares.

The boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, except in exceptional circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

CORPORATE GOVERNANCE

Compliance with codes of best practice

Reed Elsevier PLC, which has its primary listing on the London Stock Exchange, has complied throughout the period under review with the provisions of Section 1 of the Combined Code – the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority ("the Combined Code").

Reed Elsevier NV, which has its primary listing on Euronext in Amsterdam, has complied throughout the period under review with the listing rules of Euronext in Amsterdam, and best custom and practice appropriate to internationally focused Dutch companies, such as recommended by the Peters Committee.

BOARDS

The boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV each comprise a balance of executive and non-executive directors who bring a wide range of skills and experience to the deliberations of the boards.

All of the directors of Reed Elsevier Group plc are also directors of Reed Elsevier PLC and Reed Elsevier NV.

The non-executive directors meet on an annual basis to review the performance of individual directors and the functioning and constitution of the boards as a whole.

Information in respect of the directors of Reed Elsevier appears on pages 10 and 11.

COMMITTEES

In accordance with the principles of good corporate governance, the following committees have been established by the boards of Reed Elsevier PLC, Reed Elsevier NV or Reed Elsevier Group plc:

- Audit Committee
- Corporate Governance Committee
- Nominations Committee
- Remuneration Committee
- Strategy Committee

INTERNAL CONTROL

The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV.

The board of Reed Elsevier Group plc is responsible for the system of internal control of the publishing and information businesses, while the boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The objective of these systems of internal control is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating and managing the significant risks faced by their respective businesses. This process has been in place throughout the year ended 31 December 2002 and up to the date of the approvals of the Annual Reports and Financial Statements.

As part of the year end procedures, the boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV have reviewed the effectiveness of the systems of internal control during the last financial year.

GOING CONCERN

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

INTRODUCTION

These summary financial statements are a summary of information contained in the Reed Elsevier Annual Reports & Financial Statements 2002. They do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Reed Elsevier businesses and the parent companies as would be provided by the full Annual Reports. Shareholders who wish to receive, free of charge, a copy of the Annual Reports and Financial Statements for the year ended 31 December 2002, or in the future, should write to the registered offices of either Reed Elsevier PLC at 25 Victoria Street, London SW1H 0EX, UK, or Reed Elsevier NV at Sara Burgerhartstraat 25, 1055 KV Amsterdam, The Netherlands.

SUMMARY REPORT OF THE DIRECTORS

Information relating to a review of the activities of Reed Elsevier and of future developments in the businesses is given in the Report of the Chairman and the Chief Executive Officer and the Operating and Financial Review on pages 4 to 9, and pages 12 to 18.

The Reed Elsevier directors who served during the year and their respective remuneration are shown in the summary Directors' Remuneration Report on pages 38 to 41.

Details of dividends paid and proposed are given in the summary financial information for Reed Elsevier PLC and Reed Elsevier NV on pages 34 to 37.

BASIS OF PREPARATION

The Reed Elsevier combined financial statements encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV ('the combined businesses').

The Reed Elsevier PLC summary financial information reflects its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The Reed Elsevier NV summary financial information reflects its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% equity interest in Reed Elsevier NV.

The summary financial statements include adjusted figures for profit and cash flows, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects. These figures are used by Reed Elsevier as additional performance measures. Adjusted operating profit is also shown after share of operating profit in joint ventures. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets.

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF REED ELSEVIER PLC AND SHAREHOLDERS OF REED ELSEVIER NV

We have examined the summary financial statements of the Reed Elsevier combined businesses, and of Reed Elsevier PLC and Reed Elsevier NV which comprise the summary profit and loss accounts, summary cash flow statements, summary balance sheets,and reconciliation of reported to adjusted figures and additionally in respect of Reed Elsevier PLC, the summary statement of total recognised gains and losses, reconciliation of shareholders' funds, dividend note and remuneration report, and, in respect of Reed Elsevier NV, the reconciliation of shareholders' funds, dividend note and remuneration report.

Our work has been undertaken so that we might state to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV and the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Annual Review and Summary Financial Statements. Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the Annual Review and Summary Financial Statements with the full annual financial statements, directors' reports and directors' remuneration report, and in respect of Reed Elsevier PLC, its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statements and consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the summary financial statements.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the United Kingdom Auditing Practices Board.

Opinion

In our opinion, the summary financial statements are consistent with the full financial statements of the Reed Elsevier combined businesses and with the full financial statements, directors' reports and directors' remuneration report of Reed Elsevier PLC and Reed Elsevier NV for the year ended 31 December 2002 and, in respect of Reed Elsevier PLC, comply with the relevant requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche
Chartered Accountants and Registered Auditors
London
19 February 2003

Deloitte & Touche
Accountants
Amsterdam
19 February 2003

The auditors' reports on the annual accounts of Reed Elsevier PLC and Reed Elsevier NV for the years ended 31 December 2002 and 2001 were unqualified. The auditors' report on the annual accounts of Reed Elsevier PLC did not contain any statement under s237(2) or s237(3) of the UK Companies Act (regarding inadequate accounting records or returns, accounts not agreeing with records and returns, and failure to obtain necessary information and explanations).

Reed Elsevier combined businesses

Summary combined profit and loss account

for the year ended 31 December 2002

	2002 £m	2001 £m	2002 €m	2001 €m
Turnover	**5,020**	4,560	**7,982**	7,342
Adjusted operating profit (including £20m/€32m (2001: £15m/€24m) share of joint ventures)	**1,133**	990	**1,801**	1,594
Amortisation (including £3m/€5m (2001: £3m/€4m) share of joint ventures)	**(527)**	(501)	**(838)**	(806)
Exceptional items	**(99)**	(98)	**(157)**	(158)
Operating profit (including £17m/€27m (2001: £12m/€20m) share of joint ventures)	**507**	391	**806**	630
Non operating exceptional items	**(12)**	26	**(19)**	41
Profit on ordinary activities before interest	**495**	417	**787**	671
Net interest expense	**(206)**	(142)	**(327)**	(229)
Profit on ordinary activities before taxation	**289**	275	**460**	442
Tax on profit on ordinary activities (including £122m/€194m (2001: £81m/€130m) exceptional credit)	**(107)**	(148)	**(171)**	(238)
Profit on ordinary activities after taxation	**182**	127	**289**	204
Minority interests	**(1)**	(1)	**(1)**	(2)
Profit attributable to parent companies' shareholders	**181**	126	**288**	202
Equity dividends paid and proposed	**(282)**	(269)	**(448)**	(432)
Retained loss taken to combined reserves	**(101)**	(143)	**(160)**	(230)
Adjusted profit before tax	**927**	848	**1,474**	1,365
Adjusted profit attributable to parent companies' shareholders	**682**	624	**1,084**	1,005

Summary combined cash flow statement

for the year ended 31 December 2002

	2002 £m	2001 £m	2002 €m	2001 €m
Net cash inflow from operating activities	**1,035**	1,066	**1,645**	1,717
Dividends received from joint ventures	**13**	12	**21**	19
Returns on investments and servicing of finance	**(205)**	(114)	**(326)**	(184)
Taxation (including £20m/€32m) (2001: £141m/€227m) exceptional inflow)	**(134)**	(37)	**(213)**	(60)
Capital expenditure and financial investment	**(48)**	(228)	**(76)**	(367)
Acquisitions and disposals	**(196)**	(2,140)	**(312)**	(3,445)
Equity dividends paid to shareholders of the parent companies	**(273)**	(255)	**(434)**	(411)
Cash inflow/(outflow) before changes in short term investments and financing	**192**	(1,696)	**305**	(2,731)
(Increase)/decrease in short term investments	**(55)**	1,169	**(88)**	1,882
Financing	**(65)**	537	**(103)**	865
Increase in cash	**72**	10	**114**	16
Adjusted operating cash flow	**1,010**	1,006	**1,606**	1,620

Summary combined balance sheet

as at 31 December 2002

	2002 £m	2001 £m	2002 €m	2001 €m
Goodwill and intangible assets	**5,814**	6,723	**8,895**	11,026
Other fixed assets	**624**	730	**955**	1,197
Fixed assets	**6,438**	7,453	**9,850**	12,223
Current assets	**2,314**	2,385	**3,540**	3,911
Creditors: amounts falling due within one year	**(3,629)**	(4,134)	**(5,552)**	(6,780)
Net current liabilities	**(1,315)**	(1,749)	**(2,012)**	(2,869)
Total assets less current liabilities	**5,123**	5,704	**7,838**	9,354
Creditors: amounts falling due after more than one year	**(2,270)**	(2,502)	**(3,473)**	(4,103)
Provisions for liabilities and charges	**(187)**	(280)	**(286)**	(459)
Minority interests	**(7)**	(5)	**(11)**	(8)
Combined shareholders' funds	**2,659**	2,917	**4,068**	4,784
Net borrowings	**2,732**	3,229	**4,180**	5,296

Adjusted figures

Adjusted profits and cash flow figures are used by the Reed Elsevier businesses as additional performance measures. The adjusted figures are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, and are derived as follows:

	2002 £m	2001 £m	2002 €m	2001 €m
Operating profit including joint ventures	**507**	391	**806**	630
Amortisation of goodwill and intangible assets	**527**	501	**838**	806
Exceptional items	**99**	98	**157**	158
Adjusted operating profit	**1,133**	990	**1,801**	1,594
Profit before tax	**289**	275	**460**	442
Amortisation of goodwill and intangible assets	**527**	501	**838**	806
Exceptional items	**111**	72	**176**	117
Adjusted profit before tax	**927**	848	**1,474**	1,365
Profit attributable to parent companies' shareholders	**181**	126	**288**	202
Amortisation of goodwill and intangible assets	**512**	507	**814**	816
Exceptional items	**(11)**	(9)	**(18)**	(13)
Adjusted profit attributable to parent companies' shareholders	**682**	624	**1,084**	1,005
Net cash inflow from operating activities	**1,035**	1,066	**1,645**	1,717
Dividends from joint ventures	**13**	12	**21**	19
Purchase of tangible fixed assets, less disposals	**(157)**	(169)	**(250)**	(272)
Payments in relation to exceptional items charged to operating profit	**119**	97	**190**	156
Adjusted operating cash flow	**1,010**	1,006	**1,606**	1,620

Reed Elsevier PLC

Summary consolidated profit and loss account

for the year ended 31 December 2002

	2002 £m	2001 £m
Share of turnover of joint ventures	**2,656**	2,412
Operating loss (before joint ventures)	**(1)**	(1)
Share of operating profit of joint ventures		
Before amortisation and exceptional items	**593**	519
Amortisation and exceptional items	**(331)**	(317)
Operating profit including joint ventures	**261**	201
Non operating exceptional items (including £(6)m (2001: £14m) share of joint ventures)	**(6)**	14
Net interest (including £112m (2001: £87m) share of joint ventures)	**(109)**	(75)
Profit on ordinary activities before taxation	**146**	140
Tax on profit on ordinary activities	**(57)**	(79)
Profit attributable to ordinary shareholders	**89**	61
Equity dividends paid and proposed	**(143)**	(132)
Retained loss taken to reserves	**(54)**	(71)
Basic earnings per share	**7.0p**	4.8p
Diluted earnings per share	**7.0p**	4.8p
Adjusted earnings per share	**28.5p**	26.1p

Adjusted earnings per share is based upon Reed Elsevier PLC's shareholders' 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses.

Dividends

The directors of Reed Elsevier PLC have proposed a final dividend of 8.0p per ordinary share (2001: 7.4p) which, when added to the interim dividend already paid of 3.2p per ordinary share (2001: 3.1p), amounts to a total 2002 dividend of 11.2p per ordinary share (2001: 10.5p), an increase of 7%. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. An equalisation adjustment equalises the benefit of the UK tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Consolidated statement of total recognised gains and losses

for the year ended 31 December 2002

	2002 £m	2001 £m
Profit attributable to ordinary shareholders	**89**	61
Exchange translation differences	**(98)**	(2)
Total recognised gains and losses for the year	**(9)**	59

Summary consolidated cash flow statement

for the year ended 31 December 2002

	2002 £m	2001 £m
Net cash outflow from operating activities	**–**	(3)
Dividends received from Reed Elsevier Group plc	**135**	127
Returns on investments and servicing of finance	**3**	13
Taxation	**(1)**	(3)
Investment in joint venture	**–**	(406)
Equity dividends paid	**(135)**	(126)
Cash inflow/(outflow) before changes in short term investments and financing	**2**	(398)
Decrease in short term investments	**–**	431
Financing	**(2)**	(33)
Issue of ordinary shares	**16**	10
Increase in net funding balances to Reed Elsevier Group plc group	**(18)**	(43)
Change in net cash	**–**	–

Reconciliation of shareholders' funds

for the year ended 31 December 2002

	2002 £m	2001 £m
Profit attributable to ordinary shareholders	**89**	61
Equity dividends paid and proposed	**(143)**	(132)
Issue of ordinary shares, net of expenses	**16**	10
Exchange translation differences	**(98)**	(2)
Equalisation adjustments	**–**	(3)
Net decrease in shareholders' funds	**(136)**	(66)
Shareholders' funds at 1 January	**1,543**	1,609
Shareholders' funds at 31 December	**1,407**	1,543

Summary consolidated balance sheet

as at 31 December 2002

	2002 £m	2001 £m
Fixed asset investment in joint ventures	**983**	1,128
Current assets	**573**	555
Creditors: amounts falling due within one year	**(113)**	(104)
Net current assets	**460**	451
Total assets less current liabilities	**1,443**	1,579
Creditors: amounts falling due after more than one year	**(36)**	(36)
Shareholders' funds	**1,407**	1,543

The balance sheet of Reed Elsevier PLC reflects its shareholders' 52.9% economic interest in the net assets of the Reed Elsevier combined businesses.

Approved by the board of directors, 19 February 2003.

M Tabaksblat
Chairman

MH Armour
Chief Financial Officer

Reed Elsevier NV

Summary profit and loss account

for the year ended 31 December 2002

	2002 €m	2001 €m
Share of turnover of joint ventures	**3,991**	3,671
Operating loss (before joint ventures)	**(3)**	(3)
Share of operating profit of joint ventures		
Before amortisation and exceptional items	**904**	800
Amortisation and exceptional items	**(498)**	(482)
Operating profit including joint ventures	**403**	315
Non operating exceptional items (including €(9)m (2001: €20m) share of joint ventures)	**(9)**	20
Net interest (including €171m (2001: €177m) share of joint ventures)	**(164)**	(114)
Profit on ordinary activities before taxation	**230**	221
Tax on profit on ordinary activities	**(86)**	(120)
Profit attributable to ordinary shareholders	**144**	101
Equity dividends paid and proposed	**(221)**	(221)
Retained loss taken to reserves	**(77)**	(120)
Basic earnings per share	**€0.18**	€0.13
Diluted earnings per share	**€0.18**	€0.13
Adjusted earnings per share	**€0.69**	€0.64

Adjusted earnings per share is based upon the Reed Elsevier NV shareholders' 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses.

Dividends

The directors of Reed Elsevier NV have proposed a final dividend of €0.21 per ordinary share (2001: €0.21) which, when added to the interim dividend already paid of €0.09 per ordinary share (2001: €0.09), amounts to a total 2002 dividend of €0.30 per ordinary share (2001: €0.30). Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

Summary cash flow statement

for the year ended 31 December 2002

	2002 €m	2001 €m
Net cash outflow from operating activities	**-**	(3)
Dividends received from joint ventures	**150**	100
Returns on investments and servicing of finance	**6**	62
Taxation	**(3)**	17
Investment in joint venture	**-**	(916)
Equity dividends paid	**(222)**	(204)
Cash outflow before changes in short term investments and financing	**(69)**	(944)
Decrease in short term investments	**10**	946
Financing	**59**	(2)
Issue of shares, net of expenses	**22**	92
Net repayment of debenture loans	**(1)**	(1)
Decrease/(increase) in funding balances to joint ventures	**38**	(93)
Change in net cash	**-**	-

Reconciliation of shareholders' funds

for the year ended 31 December 2002

	2002 €m	2001 €m
Profit attributable to ordinary shareholders	**144**	101
Equity dividends paid and proposed	**(221)**	(221)
Issue of shares, net of expenses	**22**	110
Exchange translation differences	**(303)**	42
Equalisation adjustments	**-**	(88)
Net decrease in shareholders' funds	**(358)**	(56)
Shareholders' funds at 1 January	**2,392**	2,448
Shareholders' funds at 31 December	**2,034**	2,392

Summary balance sheet

as at 31 December 2002

	2002 €m	2001 €m
Fixed asset investment in joint ventures	**2,195**	2,506
Current assets	**71**	119
Creditors: amounts falling due within one year	**(167)**	(169)
Net current liabilities	**(96)**	(50)
Total assets less current liabilities	**2,099**	2,456
Creditors: amounts falling due after more than one year	**(6)**	(5)
Provisions	**(59)**	(59)
Shareholders' funds	**2,034**	2,392

The balance sheet of Reed Elsevier NV reflects its shareholders' 50% economic interest in the net assets of the Reed Elsevier combined businesses.

Approved by the combined board, 19 February 2003.

M Tabaksblat
Chairman

MH Armour
Chief Financial Officer

Summary directors' remuneration report

This Summary Directors' Remuneration Report is an extract of information from the full Directors' Remuneration Report contained in the Reed Elsevier Annual Reports and Financial Statements 2002, a copy of which is available on request and can be viewed on the Reed Elsevier website at www.reedelsevier.com.

REMUNERATION POLICY

The remuneration policy, which also applies to the 2003 financial year and future years, is as follows:

In determining its policy on senior executive remuneration, including that of the directors, the Remuneration Committee's (the "Committee") principal objectives are to attract, retain and motivate people of the highest calibre and experience needed to shape and execute the strategy and deliver shareholder value in the context of an ever more competitive and increasingly global employment market.

The Committee also has regard to, and balances as far as is practicable, the following objectives:

(i) to ensure that it maintains a competitive package of pay and benefits, commensurate with comparable packages available within other leading multinational companies operating in global markets;

(ii) to provide a consistent approach towards senior executives, including the directors, irrespective of geographical location;

(iii) to ensure that it encourages enhanced performance by directors and fairly recognises the contribution of individual directors to the attainment of the results of Reed Elsevier, whilst also encouraging a team approach which will work towards achieving the long term strategic objectives of Reed Elsevier; and

(iv) to link reward to individual directors' performance and company performance so as to align the interests of the directors with the shareholders of the parent companies.

In order to meet the above objectives, the remuneration of executive directors comprises a balance between "fixed" remuneration and "variable performance-related" incentives. The policy is that target performance-related incentives for executive directors should equate to approximately 70% of total remuneration. Remuneration consists of the following elements:

- Base salary, which is based on comparable positions in leading multinational businesses of similar size and complexity. Salaries are reviewed annually by the Committee.
- A variable annual cash bonus, based on achievement of stretching revenue, profit and cash driven targets and individual performance-related targets. Targets are set at the beginning of the year by the Committee. Effective from January 2003 the Committee has adopted a policy of common levels for both annual and longer term incentives for executive directors, reflecting the global nature of the role of each director. As a consequence, from 2003 the annual bonus payable to a director will be 72% of basic salary at target and 90% at maximum.
- A bonus investment plan, introduced in 2002, under which directors and other senior executives are able to have up to one half of their annual bonus paid in Reed Elsevier PLC/Reed Elsevier NV shares. Subject to remaining in employment, at the end of a three year period, the participants will be awarded an equivalent number of Reed Elsevier PLC/Reed Elsevier NV shares.
- Share options, where the directors and other senior executives are granted options annually over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price at the date of grant. The Committee approves the grant of any option and sets performance conditions attaching to options.
- A longer term incentive arrangement ("LTIP") under which a one-off grant of options of between 10 and 20 times salary was made during 2000 to 40 senior executives. The options were granted at market value at the date of grant, and are exercisable after five years, subject to the achievement of highly demanding performance conditions.
- Post-retirement benefits, which comprise only pensions, where different retirement schemes apply depending on local competitive market practice, length of service and age of the director. The only element of remuneration that is pensionable is base salary.

At the forthcoming Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV authority will be sought to implement a new longer term incentive compensation structure for directors and other executives. Subject to approval by shareholders, the new structure will be available for use with effect from 2004. The first part of the proposal relates to a new share option scheme for approximately 1,300 participants, to replace the present scheme which was introduced in 1993. This scheme would grant options annually over shares in Reed Elsevier PLC and Reed Elsevier NV at market value, with the level of shares capable of being granted determined by earnings per share growth in the three years prior to grant. The second part of the proposal relates to a new LTIP for approximately 40 senior executives, including directors, who can most directly affect the performance of Reed Elsevier. Awards under the LTIP would consist of a conditional award of shares and the grant of ten year options at market value, split approximately equally based on implied values. Participation would be dependent on individual performance and the accumulation of a shareholding in Reed Elsevier PLC and/or Reed Elsevier NV in accordance with company guidelines. The exercise of LTIP awards would be subject to the achievement of demanding earnings per share targets. A detailed explanation of the proposal and the reasons for the new longer term incentive structure is set out in the respective Notice of Annual General Meeting of Reed Elsevier PLC and Reed Elsevier NV.

TOTAL SHAREHOLDER RETURN

The graphs below show the Reed Elsevier PLC and Reed Elsevier NV total shareholder return performance, assuming dividends were reinvested. The top two graphs compare the Reed Elsevier PLC performance with the performance achieved by the FTSE 100, of which Reed Elsevier PLC is a member, and the Reed Elsevier NV performance with the performance achieved by the Amsterdam Stock Exchange ("AEX") Index, of which Reed Elsevier NV is a member, for the three years 2000–2002. This period reflects the implementation of Reed Elsevier's new strategy, announced in February 2000, by the current management team. The other two graphs show the performance over the five years 1998–2002.

For the three year period since 1 January 2000, the total shareholder return for Reed Elsevier PLC was 43%, significantly outperforming the FTSE 100 which saw a negative return of 35%. For Reed Elsevier NV, the total shareholder return in the same three year period was 22%, also significantly outperforming the AEX Index which saw a negative return of 43%.

Reed Elsevier PLC total shareholder return v FTSE 100 2000–2002



180
160
140
120
100
80
60
40
Reed Elsevier PLC
FTSE 100
Dec 99
Dec 00
Dec 01
Dec 02

Reed Elsevier NV total shareholder return v AEX Index 2000–2002



180
160
140
120
100
80
60
40
Reed Elsevier NV
AEX Index
Dec 99
Dec 00
Dec 01
Dec 02

Reed Elsevier PLC total shareholder return v FTSE 100 1998–2002



180
160
140
120
100
80
60
FTSE 100
Reed Elsevier PLC
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02

Source: FTSE International

Reed Elsevier NV total shareholder return v AEX Index 1998–2002



180
160
140
120
100
80
60
AEX Index
Reed Elsevier NV
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02

Source: Datastream

The total shareholder return set out above is calculated on the basis of the average share price in the 30 trading days prior to the respective year ends and on the assumption that dividends were reinvested.

DIRECTORS' EMOLUMENTS

The emoluments of the directors of Reed Elsevier Group plc (including any entitlement to fees or emoluments from either Reed Elsevier PLC, Reed Elsevier NV or Elsevier Reed Finance BV) is shown below. Information relating to the emoluments of the directors and directors' interests has been audited.

(a) Aggregate emoluments

	2002 £000	2001 £000	**2002 €000**	2001 €000
Salaries and fees	**3,009**	2,790	**4,784**	4,492
Benefits	**91**	75	**145**	121
Annual performance-related bonuses	**1,453**	1,056	**2,310**	1,700
Pension contributions	**267**	218	**425**	351
Pension to former director	**231**	241	**368**	388
Total	**5,051**	4,380	**8,032**	7,052

No compensation payments have been made for loss of office or termination in 2001-2002.

(b) Individual emoluments of directors

	2002 £	2001 £	**2002 €**	2001 €
Executive directors:				
M H Armour	**689,127**	598,423	**1,095,712**	963,461
C H L Davis	**1,366,543**	1,145,657	**2,172,803**	1,844,508
D J Haank	**563,240**	487,562	**895,552**	784,976
A Prozes	**1,030,820**	944,564	**1,639,005**	1,520,749
G J A van de Aast	**538,674**	394,286	**856,492**	634,801
Non-executive directors:				
J F Brock	**35,849**	35,404	**57,000**	57,000
R J Nelissen	**35,849**	35,404	**57,000**	57,000
S Perrick	**35,849**	35,404	**57,000**	57,000
Lord Sharman (from 1 January 2002)	**35,849**	–	**57,000**	–
R W H Stomberg	**35,849**	35,404	**57,000**	57,000
M Tabaksblat	**176,101**	173,913	**280,000**	280,000
D G C Webster (until 9 April 2002)	**8,962**	35,404	**14,250**	57,000
Total	**4,552,712**	3,921,425	**7,238,814**	6,313,495

The emoluments shown above include salary, fees, annual performance bonuses and tax assessable benefits and allowances.

G J de Boer-Kruyt, a member of the Supervisory Board of Reed Elsevier NV, received emoluments of £13,522/€21,500 during the year (2001: £13,354/€21,500).

(c) Pensions

Executive directors participate in the relevant Reed Elsevier pension schemes either in the UK (M H Amour, C H L Davis and G J van de Aast), or in the Netherlands (D J Haank) or in the US (A Prozes).

SUMMARY OF EXECUTIVE SHARE OPTIONS AND SHAREHOLDINGS

a) Options over shares

Options held by directors over shares in Reed Elsevier PLC and Reed Elsevier NV are shown below:

		Reed Elsevier PLC				Reed Elsevier NV			
		1 January 2002	Granted during the year[i]	Exercised during the year	31 December 2002	1 January 2002	Granted during the year[i]	Exercised during the year	31 December 2002
M H Armour	– Executive Scheme	393,276	74,000	20,000[ii]	447,276	126,852	51,926		178,778
	– LTIP	882,016			882,016	617,256			617,256
	– SAYE Scheme	3,924			3,924	–			–
C H L Davis	– Executive Scheme	615,934	148,500		764,434	399,396	104,204		503,600
	– Nil cost options	535,332			535,332	319,250			319,250
	– LTIP	1,718,213			1,718,213	1,202,446			1,202,446
	– SAYE Scheme	5,019			5,019	–			–
D J Haank	– Executive Scheme	139,473	59,843		199,316	154,226	41,993	30,000[iii]	166,219
	– LTIP	513,680			513,680	359,485			359,485
	– Convertible Debentures	–			–	3,920[iv]			–
A Prozes	– Executive Scheme	272,066	103,722		375,788	190,776	72,783		263,559
	– LTIP	941,406			941,406	655,310			655,310
	– Nil cost options	40,338		20,168[ii]	20,170	28,080		14,040[iii]	14,040
G J A van de Aast	– Executive Scheme	100,257	58,000		158,257	71,014	40,699		111,713
	– LTIP	509,404			509,404	358,658			358,658

(i) Options granted in the year over Reed Elsevier PLC shares were at the exercise price of 600p, and over Reed Elsevier NV shares at the exercise price of €13.94.

(ii) Retained an interest in all of the shares.

(iii) Retained an interest in 3,000 shares.

(iv) Options lapsed unexercised during the year.

The aggregate notional pre-tax gain made by the directors on the exercise of Reed Elsevier PLC and Reed Elsevier NV share options during the year was £306,843/€487,880 (2001: £328,125/€528,280).

There have been no changes in the options held by directors over Reed Elsevier PLC and Reed Elsevier NV ordinary shares since 31 December 2002.

b) Interests in shares

The interests of the directors of Reed Elsevier Group plc in the issued share capital of Reed Elsevier PLC and Reed Elsevier NV are shown below:

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	1 January 2002	31 December 2002	1 January 2002	31 December 2002
M H Armour	2,500	22,500	2,500	2,500
J F Brock	3,000	3,000	–	–
C H L Davis	74,071	115,571	51,953	81,553
D J Haank	–	–	28,880	31,880
R J Nelissen	–	–	5,000	5,000
S Perrick	–	–	972	4,000
A Prozes	43,329	63,497	30,360	44,400
Lord Sharman	–	–	–	–
R W H Stomberg	–	–	–	–
M Tabaksblat	–	–	8,000	8,000
G J A van de Aast	–	–	7,500	12,500

G J de Boer-Kruyt held no shares in Reed Elsevier PLC or Reed Elsevier NV as at 1 January or 31 December 2002.

There have been no changes in the interests of the directors in the share capital of Reed Elsevier PLC or Reed Elsevier NV since 31 December 2002.

ANNUAL REPORTS AND FINANCIAL STATEMENTS

The full Annual Reports & Financial Statements for the Reed Elsevier combined businesses, including Reed Elsevier PLC and Reed Elsevier NV, for the year ended 31 December 2002 are available on the Reed Elsevier website, or from the registered offices of the respective companies shown on page 44. Additional financial data is also available on the Reed Elsevier website, including Interim and Preliminary Results Announcements and presentations.

SHARE PRICE INFORMATION

Reed Elsevier PLC's ordinary shares are quoted on the London Stock Exchange.

Reed Elsevier NV's ordinary shares are quoted on the Euronext Stock Exchange in Amsterdam.

The Reed Elsevier PLC and Reed Elsevier NV ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs).

The Reed Elsevier PLC and Reed Elsevier NV ordinary share prices and the ADS prices may be obtained from the Reed Elsevier website and from the financial pages of most newspapers.

INFORMATION FOR REED ELSEVIER PLC ORDINARY SHAREHOLDERS:

Shareholder Services

The Reed Elsevier PLC ordinary share register is administered by Computershare Investor Services PLC.

Enquiries concerning ordinary shareholdings in Reed Elsevier PLC and notification of change of personal details should be referred to Computershare at the address shown on page 44.

Electronic Communications

Reed Elsevier PLC has given e-mail notification to those shareholders who have requested it, of the availability of this Annual Review & Summary Financial Statements, the Annual Reports & Financial Statements and the Notice of Annual General Meeting and Form of Proxy, on the Reed Elsevier website. The Reed Elsevier website contains a link to enable shareholders to register for future electronic communication. Reed Elsevier PLC shareholders can submit a proxy vote in respect of the forthcoming Annual General Meeting electronically via the Internet or, if a user of the CREST system, via CREST. *Instructions on how to use this electronic voting facility are* set out in the Form of Proxy.

Dividends

Dividends on Reed Elsevier PLC ordinary shares are paid in sterling.

Shareholders can arrange to have their dividends paid directly into a bank or building society account. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures the account is credited on the dividend payment date.

Individual Savings Accounts (ISAs)

Details of an ISA facility for Reed Elsevier PLC ordinary shares may be obtained by contacting Halifax Share Dealing Ltd at the address shown on page 44.

ShareGift

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme can be obtained from the ShareGift website (www.sharegift.org) or by telephoning ShareGift on 020 7337 0501.

Sub-division of Ordinary Shares

On 28 July 1986 each Reed Elsevier PLC £1 ordinary share was sub-divided into four ordinary shares of 25p each. Subsequently, on 2 May 1997 the 25p ordinary shares were sub-divided into two ordinary shares of 12.5p each.

Capital Gains Tax

The mid-market price of Reed Elsevier PLC's £1 ordinary shares on 31 March 1982 was 282p each which, when adjusted for the four for one sub-division in 1986 and the subsequent two for one sub-division in 1997, gives an equivalent amount of 35.25p for each 12.5p ordinary share.

INFORMATION FOR REED ELSEVIER NV ORDINARY SHAREHOLDERS:

Shareholder Enquiries

Enquiries from holders of Reed Elsevier NV registered ordinary shares in relation to share transfers, dividends, change of address and bank accounts should be directed to the Company Secretary of Reed Elsevier NV, at the registered office address shown on page 44.

Dividend Payments

Dividends on Reed Elsevier NV ordinary shares are paid in Euros.

Registered shareholders in Reed Elsevier NV will receive dividends from the company by transmission to the bank account which they have notified to the company. Dividends on shares in bearer form are paid through the intermediary of a bank or broker.

Sub-division of Ordinary Shares

On 24 April 1984 each Reed Elsevier NV Dfl 20 ordinary share was sub-divided into 5 ordinary shares of Dfl 4 each, and on 24 April 1987 each Dfl 4 ordinary share was sub-divided into 4 ordinary shares of Dfl 1 each. Subsequently, on 4 October 1994 each Dfl 1 ordinary share was sub-divided into 10 ordinary shares of Dfl 0.10 each.

On 15 April 1999 the ordinary shares of Dfl 0.10 were redenominated as ordinary shares of €0.06.

Annual Report and Financial Statements

A Dutch language version of the Annual Reports & Financial Statements 2002, and the Annual Review & Summary Financial Statements 2002, will be made available on the Reed Elsevier website. Copies of the Dutch language version can also be obtained from Reed Elsevier NV, at the registered office address shown on page 44.

Reed Elsevier NV has entered into arrangements with Stichting Communicatiekanaal Aandeelhouders ("Shareholder Communication Channel Trustee") in The Netherlands, facilitating the communication with and between shareholders, particularly in connection with general meetings of shareholders. Under these arrangements, holders of Reed Elsevier NV bearer shares whose shares are held in the custody of a Dutch bank, and who will have notified the intermediary authority appointed for these purposes of their interest, will receive written information from the company with a proxy form for their representation at general shareholders' meetings.

INFORMATION FOR REED ELSEVIER PLC AND REED ELSEVIER NV ADS HOLDERS:

The Reed Elsevier PLC and Reed Elsevier NV ADR Depositary is Citibank NA.

Reed Elsevier PLC's CUSIP number is 758205108 and its trading symbol is RUK. Each Reed Elsevier PLC ADS represents four Reed Elsevier PLC ordinary shares.

Reed Elsevier NV's CUSIP number is 758204101 and its trading symbol is ENL. Each Reed Elsevier NV ADS represents two Reed Elsevier NV ordinary shares.

ADS Shareholder Services

Enquiries concerning Reed Elsevier PLC or Reed Elsevier NV ADSs should be addressed to Citibank Depositary Receipts Services at the address shown on page 44.

Dividends

Dividend payments on Reed Elsevier PLC and Reed Elsevier NV ADSs are made in US dollars by the ADR Depositary. Payment of the final dividend for 2002 on Reed Elsevier PLC's ADSs will be converted at the £/US$ exchange rate, and on Reed Elsevier NV's ADSs at the €/US$ exchange rate, on 2 May 2003.

Annual Report on Form 20-F

The Annual Report on Form 20-F for the Reed Elsevier combined businesses, including Reed Elsevier PLC and Reed Elsevier NV, is filed electronically with the United States Securities and Exchange Commission. A copy of Form 20-F is available on the Reed Elsevier website, or from Citibank Depositary Receipts Services at the address shown on page 44.

FINANCIAL CALENDAR FOR 2003

20 FEBRUARY	Announcement of Preliminary Results for the year ended 31 December 2002
8 APRIL	Reed Elsevier PLC Annual General Meeting at the The Park Lane Hotel, Piccadilly, London W1
9 APRIL	Reed Elsevier NV Annual General Meeting at the Hotel Okura, Ferdinand Bolstraat 333, 1072 LH
9 APRIL	Ordinary shares and ADSs in Reed Elsevier PLC go ex-dividend for 2002 final dividend
10 APRIL	Record date – 2002 final dividend, Reed Elsevier NV ordinary shares
11 APRIL	Ordinary shares and ADSs in Reed Elsevier NV go ex-dividend for 2002 final dividend
11 APRIL	Record date – 2002 final dividend, Reed Elsevier PLC ordinary shares and ADSs
15 APRIL	Record date – 2002 final dividend, Reed Elsevier NV ADSs
2 MAY	Final dividends for 2002 paid on Reed Elsevier PLC and Reed Elsevier NV ordinary shares
9 MAY	Final dividends for 2002 paid on Reed Elsevier PLC and Reed Elsevier NV ADSs
7 AUGUST	Announcement of Interim Results for the six months to 30 June 2003
7 AUGUST	Record date – 2003 interim dividend, Reed Elsevier NV ordinary shares
8 AUGUST	Ordinary shares and ADSs in Reed Elsevier NV go ex-dividend for 2003 interim dividend
12 AUGUST	Record date – 2003 interim dividend, Reed Elsevier NV ADSs
13 AUGUST	Ordinary shares and ADSs in Reed Elsevier PLC go ex-dividend for 2003 interim dividend
15 AUGUST	Record date – 2003 interim dividend, Reed Elsevier PLC ordinary shares and ADSs
5 SEPTEMBER	Interim dividends for 2003 paid on Reed Elsevier PLC and Reed Elsevier NV ordinary shares
12 SEPTEMBER	Interim dividends for 2003 paid on Reed Elsevier PLC and Reed Elsevier NV ADSs
4 DECEMBER	Trading Update issued in relation to the 2003 financial year

Reed Elsevier PLC
25 Victoria Street
London SW1H 0EX
United Kingdom
Tel: +44 (0) 20 7222 8420
Fax: +44 (0) 20 7227 5799

Reed Elsevier NV
Sara Burgerhartstraat 25
1055 KV Amsterdam
The Netherlands
Tel: +31 (0) 20 485 2434
Fax: +31 (0) 20 618 0325

Auditors
Deloitte & Touche
Stonecutter Court
1 Stonecutter Street
London EC4A 3TR
United Kingdom

Deloitte & Touche
Orlyplein 50
1043 DP Amsterdam
The Netherlands

Stockbrokers
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom

ABN AMRO Bank NV
Gustav Mahlerlann 10
1082 PP Amsterdam
The Netherlands

For further investor information visit
www.reedelsevier.com

Reed Elsevier PLC Registrar
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom
Tel: +44 (0) 8707 020000

Reed Elsevier PLC Corporate ISA
Halifax Share Dealing Ltd
Corporate ISAs
Trinity Road
Halifax HX1 2RG
United Kingdom
Tel: +44 (0) 8706 009966

Reed Elsevier PLC and Reed Elsevier NV ADR Depositary
Citibank NA
Citibank Depositary Receipts Services
PO Box 2502
Jersey City
NJ 07303-2502
USA
Tel: +1 877 248 4237
(www.citibank.com/adr).

Design: Corporate Edge www.corporateedge.com
Print: Pillans & Wilson. ISO 14001 accredited

REED ELSEVIER

www.reedelsevier.com

CHEMWEB→BIOMEDNET→BIOCHIMICA ET BIOPHYSICA ACTA→EVOLVE→MDL INFORMATION SYS
ACADEMIC PRESS→CHURCHILL LIVINGSTONE→L'ANNEE BIOLOGIQUE→MOSBY→WB SAUNDER
→PDXMD→CELL→JOURNAL OF THE AMERICAN COLLEGE OF CARDIOLOGY→NEUROSCIENCE→THE LA
EI→CHEMICAL PHYSICS LETTERS→POLYMER→NEURON→JOURNAL OF CHROMATOGRAPHY A→A
→DEVELOPMENTAL BIOLOGY→FEBS LETTERS→HOMEOPATHY→NEUROIMAGE→PHYSICA A→SPEECH C
MATTHEW BENDER→SHEPARD'S IN PRINT→MARTINDALE HUBBELL→LEXISNEXIS AT LEXIS.COM→
→CONOSUR→LEXPOLONICA→NIMMER ON COPYRIGHT→DEPALMA→MBO VERLAG→COLLIER→LITI
ECLIPSE→MEALEY PUBLICATIONS→LEXISNEXIS COUNTRY ANALYSIS→CHECKCITE→LEXISONE→
→DICTIONARY OF CORPORATE AFFILIATIONS→ORAC VERLAG→FACTLANE→LEGISOFT→INFOLIB→L
AUSTRALIAN ENCYCLOPEDIA OF FORMS AND PRECEDENTS→LE BOTTIN DE COMMUNE ET DI
→POLY GESTION AVOCAT→LAWNOW→LOCAL GOVERNMENT REPORTER→AUSTRALIAN CORPORA
LA DOCUMENTATION ORGANIQUE→TELECOMMUNICATIONS LAW→LEGAL EXPRESS→LAW I
→NATIONAL FRAUD CENTER→LEXISNEXIS LITIGATION SUPPORT BY DOLPHINSEARCH→RIGBY→H
STECK-VAUGHN→THE PSYCHOLOGICAL CORPORATION→WECHSLER TEST→HI.COM.AU→WECHSL
→ILOLI→METRO SERIES→ALLEZ VIENS→HORIZONS→TROPHIES→WISC→TREASURY OF LITERAT
ART EXPRESS→HEINEMANN EXPLORE→MYPRIMARY.CO.UK→EASYTEACH→HEINEMANN LIBRA
→ELEMENTS OF LANGUAGE→GO.HRW.COM→HOLT RESEARCHER→HOLT SCIENCE SPECTRUM→E
SELF IMAGE PROFILES→BOEHM-3 PRESCHOOL→WILSON SYNTAX SCREENING TESTING→
→SCIENCE BY INVESTIGATION→ELECTRONIC DESIGN NEWS→RESTAURANTS & INSTITUTIONS
MIPCOM→BIZZ→FEM BUSINESS→WORLD TRAVEL MARKET→MIDEM→BATIMAT→BOOKEXPO→INFOS
→TOTALJOBS.COM→KOMPASS→CMD→BANKERS ALMANAC→AUSTRALIAN DOCTOR→ELSEVIER
PUBLISHERS WEEKLY→FURNITURE TODAY→MULTICHANNEL NEWS→INTERIOR DESIGN→
→SURGICAL PRODUCTS→IL BAGNO→INSTALLATORE ITALIANO→TECNO→FINESTRA→VETRO→T

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from a stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Reed Elsevier PLC, please forward this document, together with the form of proxy, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected, for transmission to the purchaser or transferee.

REED ELSEVIER

7 March 2003

To the holders of Reed Elsevier PLC ordinary shares.

Dear Shareholder,

Annual General Meeting 2003

Introduction

The Annual General Meeting of the company for 2003 will be held on Tuesday, 8 April at 11.00 am in the Ballroom at The Park Lane Hotel, Piccadilly, London W1.

The company was formed on 28 May 1903, which makes this our 100th Annual General Meeting. To acknowledge this landmark in our history there will be an opportunity after the meeting to mark the occasion in an appropriate manner.

Board changes

There are four new directors proposed for election at the Annual General Meeting. Patrick Tierney, who joined Reed Elsevier in January this year as global chief executive officer of the Education division, will be proposed as an executive director. Proposals will also be submitted in relation to the appointment of three non-executive directors: Mark Elliott (general manager – IBM Europe/Middle East/Africa), Cees van Lede (chairman of the board of management Akzo Nobel) and David Reid (currently executive deputy chairman Tesco PLC). We are delighted to have secured the services of such experienced individuals to strengthen our board. Their biographical information and business experience is set out on page 9.

Roelof Nelissen and Steven Perrick will retire from the board at the Annual General Meeting. We thank them both for their substantial contribution over many years.

Special Business Resolutions

As you can see from the Notice of Meeting which follows this letter, in addition to the items of routine business, there are items of special business to be considered at the Meeting, and I wanted to write to you to explain those items.

Directors' Remuneration Report (Resolution 1(b))

Under recent legislation, shareholders are given the opportunity to vote on the Remuneration Report. In line with the legislation, this vote will be in respect of the content of the Remuneration Report and not specific to any director's level or terms of remuneration, and will be advisory in nature.

Authority to allot shares and purchase own shares (Resolutions 5, 6 and 7)

These items relate to the renewal of the authority previously approved by shareholders to permit the directors to:

- allot the unissued share capital in the company;
- allot equity securities for cash on a non pre-emptive basis; and
- make market purchases of the company's shares

subject to the limits described in the individual resolutions.

Share Option Schemes (Resolutions 8-11)

These items seek the approval of shareholders for the following share option arrangements:

- a UK share-save scheme, the Reed Elsevier Group plc SAYE Share Option Scheme;
- two share option schemes, the Reed Elsevier Group plc 2003 Share Option Scheme and, the Reed Elsevier Group plc Long Term Incentive Share Option Scheme; and
- a bonus investment plan, the Reed Elsevier Group plc Bonus Investment Plan (this scheme was first introduced in 2002 without the need for shareholder approval. However, because of the changes introduced in the new ABI guidelines issued on 19 December 2002, we will be seeking approval of shareholders for the continuation of this scheme in its existing form).

The Reed Elsevier Group plc SAYE Share Option Scheme and the Reed Elsevier Group plc 2003 Share Option Scheme will replace the existing schemes which, under the terms of the approval granted by shareholders in 1993, cannot be operated after April 2003.

The Reed Elsevier Group plc Long Term Incentive Share Option Scheme will follow on from the existing long term incentive scheme which, under the terms of the approval granted by shareholders in 2000, cannot make further grants. It is proposed that the new long term incentive scheme be available for use from 2004 at the earliest.

The schemes will be established by Reed Elsevier Group plc and may involve the granting of rights over shares in Reed Elsevier PLC and/or Reed Elsevier NV.

The non-executive directors of Reed Elsevier believe that we have a strong and talented senior management team who have been largely responsible for the turn round in the company's fortunes over the last three years. There is a concomitant concern of the non-executive directors, which they believe to be widely shared by major shareholders, that Reed Elsevier should be doing all that is necessary to retain and motivate the senior management team going forward.

In formulating proposals for the new long term incentive arrangements, the Remuneration Committee has been guided by the need to position our incentive levels at a point which reflects Reed Elsevier's geographically integrated organisation and multinational and internationally mobile executive and management teams. The Committee has also consulted extensively with a number of our shareholders.

To encourage the executive team to build up and retain long-term shareholdings, incentives will be share based where appropriate, so as to align the interests of the senior management team with those of shareholders. Reed Elsevier has established a strong performance orientated culture, which these proposals seek to reinforce through the high performance standards in the incentive plans.

Recommendation

A more detailed explanation of the proposed special business resolutions is contained in the attached Appendix.

Your board considers that all the proposals to be considered at the Annual General Meeting are in the best interests of the company and the shareholders as a whole. They recommend you to vote in favour of the proposed resolutions, as they intend to do in respect of their own beneficial holdings.

Enclosed with the Notice of Meeting is a Form of Proxy. Whether or not you intend to attend the Annual General Meeting, I would ask you to complete the Form and return it to the company's registrars at the address shown on the Form. A prepaid envelope is enclosed for your use. Alternatively, as outlined in the Form of Proxy, a proxy vote may be submitted via the Internet or, if you are a user of the CREST system (including a CREST Personal Member), by having an appropriate CREST message transmitted. Submission of a proxy vote will not preclude you from attending and voting in person at the meeting. If you plan to attend the Annual General Meeting, would you please indicate this on the Form of Proxy when submitting your proxy.

Yours sincerely

Morris Tabaksblat
Chairman

APPENDIX – EXPLANATION OF ITEMS OF SPECIAL BUSINESS TO BE PROPOSED AT THE 2003 ANNUAL GENERAL MEETING

Resolution 1(b) – Directors' Remuneration Report

Under the Directors' Remuneration Report Regulations 2002, shareholders are given the opportunity to vote on the Remuneration Report for years ending on or after 31 December 2002. In line with the legislation, this vote will be in respect of the content of the Remuneration Report and not specific to any director's level or terms of remuneration, and will be advisory in nature.

The full Directors' Remuneration Report is contained in the Annual Reports and Financial Statements 2002, copies of which have been sent to those shareholders who elected to receive them and are obtainable from the Registered Office of the company or from the company's website – www.reedelsevier.com. A summary of the Directors' Remuneration Report is contained in the Annual Review and Summary Financial Statements 2002, which has been sent to all shareholders.

Resolution 5 – Allotment of shares

This resolution renews the authority of the directors previously approved by shareholders to allot shares up to the amount of the authorised but unissued share capital in the company, which currently stands at approximately £25.3 million, representing approximately 16% of the company's total issued ordinary share capital. Although at present the directors have no intention of exercising the authority, it is considered prudent to maintain the flexibility it provides.

Resolution 6 – Disapplication of pre-emption rights

This resolution renews the authority of the directors previously approved by shareholders to allot equity securities for cash without first being required to offer such securities to the then existing shareholders *pro rata* to their holdings. The first part of the authority relates to the issue of securities of up to a nominal amount of £7.9 million, representing less than 5% of the company's issued ordinary share capital.

In addition to the normal 5% disapplication limit, companies are generally able to allot equity securities for cash in order to satisfy entitlements under their share option schemes. At the time of the merger of the Reed Elsevier PLC and Reed Elsevier NV businesses, shareholders approved revised share option arrangements, involving the issue of equity securities in the company in order to satisfy entitlements under the Reed Elsevier Group plc share option schemes, such schemes having been introduced to replace the schemes previously operated by the company. This was necessary since employees of the company and its subsidiaries became employees of either Reed Elsevier Group plc or a Reed Elsevier participating company following the merger.

As a consequence of the above arrangements, equity securities issued by the company under the Reed Elsevier Group plc share option schemes must, as a matter of law, be counted towards the company's disapplication limit. Approximately 51 million shares in the company, representing approximately 4% of the company's issued share capital, are currently under option under the Reed Elsevier Group plc share option schemes. In order to ensure similar treatment with other companies who are able to allot equity securities on the exercise of options under their share option schemes without such allotments counting towards their disapplication limits, the second part of the authority relates to the issue of equity securities pursuant to the terms of the Reed Elsevier Group plc share option schemes.

Resolution 7 – Authority to purchase own shares

As with the previous two resolutions, this resolution renews an authority approved by shareholders at last year's Annual General Meeting. It authorises the company to purchase up to 10% of its ordinary shares at or between the minimum and maximum prices specified in the resolution. The authority will be used only in circumstances where the board, after careful consideration, believes that such a purchase would result in an increase in expected earnings per share and would be in the best interests of the company and of its shareholders. All ordinary shares that are purchased by the company will be cancelled.

Resolution 8 – SAYE Share Option Scheme

This resolution renews the SAYE Share Option Scheme first introduced and approved by shareholders in April 1993.

The scheme, which is intended to qualify for approval by the UK Inland Revenue, will involve the grant of options over shares in Reed Elsevier PLC to employees of Reed Elsevier Group plc and participating companies under its control. The price at which shares may be acquired under the SAYE Scheme may not be less than the higher of (i) 80% of the middle market quotation for the relevant shares on The London Stock Exchange shortly before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

On joining the SAYE Scheme, a save-as-you-earn contract [Savings Contract] must be taken out with an appropriate savings body, providing for contributions to be made between £10 and the permitted maximum [currently £250] per month for a period of three or five years. The amount of the monthly contributions may be scaled down if applications exceed the number of Reed Elsevier PLC shares available for the grant of options on that occasion. A bonus is payable by the savings body under the Savings Contract on the expiry of the three or five year period [the bonus date].

The number of shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds [including any bonus] of the Savings Contract after three or five years of saving.

Whilst all UK employees with at least one year's service are entitled to participate, the directors of Reed Elsevier Group plc may permit other employees to participate.

Invitations to apply for options may normally only be issued within 42 days after the announcement of the Reed Elsevier results for any period. It is intended that the first invitations under the renewed scheme will be made in 2004. No options may be granted more than 10 years after the approval of the scheme.

Options may normally only be exercised for a period of six months after the bonus date under the relevant Savings Contract. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, reaching age 60, or on ceasing employment on account of injury, disability, redundancy, reaching contractual retirement age, or the sale of the business or subsidiary for which the participant works or, provided the option has been held for at least three years, on ceasing employment for any other reason. Exercise is allowed in the event of an amalgamation, reconstruction or takeover of the company whose shares are under option; alternatively, such options may, with the agreement of the acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. Where options are exercised before the bonus date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise plus interest [if any].

Options are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

In the event of any capitalisation or rights issue by Reed Elsevier PLC, or of any consolidation, sub-division or reduction of share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the Inland Revenue, subject to the auditors of Reed Elsevier PLC confirming in writing that such adjustment is, in their opinion, fair and reasonable.

No option may be granted under the SAYE Scheme if it would cause the number of Reed Elsevier PLC shares issued or issuable in any 10 year period under the SAYE Scheme and any other share option scheme adopted by Reed Elsevier PLC or Reed Elsevier Group plc to exceed in aggregate 10% of the issued share capital of Reed Elsevier PLC from time to time. Options may also be granted under the SAYE Scheme over existing shares in Reed Elsevier PLC.

Resolution 9 – Share Option Scheme and Resolution 10 – Long Term Incentive Share Option Scheme

1. Introduction

It is proposed to seek the approval of the shareholders of Reed Elsevier PLC and Reed Elsevier NV for two option schemes:

[a] a share option scheme [the New SOS], which will have approximately 1,300 participants under current circumstances, and which will replace the share option scheme approved by shareholders in 1993; and

[b] a long term incentive share option scheme [the New LTIS], which will be restricted to executive directors of Reed Elsevier Group plc and a limited number of selected senior executives.

Both schemes will be operated by the Reed Elsevier Remuneration Committee.

The schemes are described in paragraphs 2 and 3 below. Various matters, which are common to both schemes, are described in paragraph 4 below.

2. New Share Option Scheme

The main features of the New SOS are as follows:

[a] The New SOS permits the grant of conventional market value options, entitling participants to acquire shares in both Reed Elsevier PLC and Reed Elsevier NV at market value at the time of grant. Option grants under this scheme will be made annually at the Remuneration Committee's discretion.

[b] There will be approximately 1,300 participants under current circumstances in the New SOS, including those persons eligible to receive grants under the New LTIS, about the same number as in the existing scheme.

(c) The number of options available for grant in any year will be determined by reference to a pool of shares in Reed Elsevier PLC and Reed Elsevier NV. The size of the pool will vary according to corporate performance over the three year period prior to the grant of options. At 100% of target, the pool would represent approximately the same percentage of equity as is currently used by the current share option scheme. The performance condition will relate to the averaged compound growth in EPS of Reed Elsevier PLC and Reed Elsevier NV which, for consistency of measurement and accountability, will be before amortisation of goodwill and intangible assets, exceptional items and related tax effects, measured at constant currencies and applying consistent accounting policies over the three financial years before grant and will be as follows:

EPS growth per annum	% of Target Pool
Less than 6%	50%
6% or more	75%
8% or more	100%
10% or more	125%
12% or more	150%

The pool will not be adjusted in the event of actual performance between the target threshold points.

It should be noted that a small pool is available in all circumstances. This is designed to ensure that the Remuneration Committee is able to use the New SOS as a recruitment and retention tool.

(d) Having made grants on the basis set out in (c) above, there will be no post-grant performance condition applicable to these options. As contemplated in the ABI guidelines for share incentive schemes, this is on the basis that Reed Elsevier operates in a global environment which requires it to take account of international recruitment practice in the design of its schemes. In particular, approximately 80% of Reed Elsevier's share option scheme participants are based in the United States, where post-grant performance conditions are outside normal market practice. The Remuneration Committee considers that the various other conditions referred to in the ABI guidelines are met in that the performance conditions covering the grant as set out in paragraph (c) above relate to overall corporate performance as a reference (not just individual performance of the participants), the performance conditions have been fully disclosed and explained, the minimum period for exercise of options will normally be three years from the date of grant (as set out in paragraph (f) below), and equity dilution limits will apply as set out in paragraph 4(a) below. In addition, participants in the LTIS are expected by the Remuneration Committee to build up a significant shareholding in Reed Elsevier PLC and/or Reed Elsevier NV through, *inter alia*, retention of awards that vest (as set out in the shareholding guidelines referred to in paragraph 3(j)), and disclosure concerning the LTIS will comply with the highest standards, e.g. those applied by the US Securities and Exchange Commission.

(e) The allocation of the available pool between individual participants in any year will be at the discretion of the board but subject to approval of the Remuneration Committee. As regards individual levels of award, the annual grant to executive directors will be 3 times salary, but only when both individual and corporate performance over the three year period prior to grant justifies such a grant. The grants to other participants will be in the range 0.5 to 2 times salary.

(f) Options will normally be exercisable no earlier than the third anniversary of grant, and will normally remain exercisable until the tenth anniversary, subject to the participant remaining in service.

(g) The Remuneration Committee will have the discretion to increase the EPS growth performance hurdles in the event of any significant movement in the rate of inflation.

3. Long Term Incentive Share Option Scheme

The key features of the New LTIS are as follows:

(a) The New LTIS permits the grant of both conventional options (entitling the participant to acquire shares in Reed Elsevier PLC and Reed Elsevier NV at their market value at grant) and rights to call for shares in Reed Elsevier PLC and Reed Elsevier NV at nil cost *(conditional shares)*. In both cases, the participant's right to exercise will be dependent on satisfying a demanding performance condition. Approximately 50% of the total implied value of the grant will take the form of conditional shares and 50% will take the form of conventional market value options.

(b) Grants under this scheme will be made every three years. Generally, grants will only be made once the level of vesting from the previous grant has been ascertained.

(c) There will be approximately 40 participants under the new LTIS, comprising executive directors and selected senior executives.

(d) For directors, grant levels over conditional shares will be around 2 times salary, and for conventional options around 6 times salary, in any three year period. Lower levels of grant will apply to other senior executives invited to participate in the scheme.

(e) The performance condition on these awards will relate to the averaged compound growth in EPS of Reed Elsevier PLC and Reed Elsevier NV over a three-year performance period, with the vesting level of any award being determined on a sliding scale. The vesting threshold will be compound annual EPS growth of between 8% – 12% with awards vesting as follows:

EPS growth per annum	**Amount of grant vesting**
Less than 8%	0%
8% or more	25%
10% or more	100%
12% or more	125%

Grants will vest on a straight line basis between each of these points. There will be no retesting of targets.

(f) To ensure consistent measurement and accountability, for the purposes of the EPS target in (e), EPS will relate to the averaged compound growth in EPS of Reed Elsevier PLC and Reed Elsevier NV, before amortisation of goodwill and intangible assets, exceptional items and related tax effects, measured at constant currencies and applying consistent accounting policies over the measurement period.

(g) EPS growth has been selected as the most appropriate measurement for Reed Elsevier. There is, however, merit in other forms of measurement to ensure that the management team is focused on all key aspects of Reed Elsevier's performance. Accordingly, the Remuneration Committee will retain full discretion to reduce or cancel awards to participants based on its assessment as to whether the EPS growth is a fair reflection of the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in inflation as well as on individual performance, even if the EPS target is met.

(h) Any new joiners to the scheme within the first two years of a performance period will be eligible to be granted a scaled-down award (*pro rata* to their period of service within the remainder of the three year performance period). New recruits in the third year of a performance period will not be eligible to receive a grant until the next cycle.

(i) To the extent that an option becomes exercisable as described above, it will remain exercisable until the tenth anniversary of grant.

(j) It is a requirement of the New LTIS that executive directors and senior executives should build up, over a reasonable period, a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. At executive director level this shareholding guideline is that they should own shares equivalent to 1.5 times salary. For all other participants the shareholding guideline is that they should own shares equivalent to 1 times salary. These shareholding levels must be attained during the three year period to vesting under the New LTIS. Failure to meet the shareholding required by a participant will result in the forfeiture of any rights under the New LTIS.

4. Matters common to both new schemes

(a) ***Equity Dilution:*** grants under the schemes will not be made if, as a result, the number of shares in Reed Elsevier PLC and Reed Elsevier NV, which have been issued or are capable of being issued pursuant to rights granted in the last 10 years under all Reed Elsevier share incentive schemes, would exceed 10% of the issued share capital of Reed Elsevier PLC and Reed Elsevier NV. This limit will relate to the shares of each of Reed Elsevier PLC and Reed Elsevier NV separately. This single "10% in ten years" equity dilution limit is considered preferable to having an "inner" limit of "5% in ten years" for executive schemes. This is for two reasons: first, because around 1,300 employees under current circumstances will participate in the New SOS; and secondly, because awards under the New LTIS are subject to stretching performance conditions, and the full number of conditional shares and shares under option which will count towards the equity dilution limit will not be known until after these conditions have been met. Share issues, if any, relating to the 2000 LTIS do not count against on-going equity dilution limits in accordance with the rules of that scheme.

It is acknowledged that, in the event of strong EPS performance resulting in a large pool of available options under the New SOS, a significant proportion of the shares of Reed Elsevier PLC and Reed Elsevier NV required to satisfy options would need to be sourced from market purchases via an employee trust. The Remuneration Committee considers that this can be achieved without exceeding the ABI guideline that an employee trust should not hold more than 5% of equity without specific shareholder approval.

(b) "***Good Leavers***": options may be exercised or conditional shares released following cessation of employment in customary "good leaver" circumstances (that is death, disability, injury or retirement at normal retirement), or otherwise where exercise is permitted at the Remuneration Committee's discretion. The vesting level of awards under the New LTIS will be determined by the Remuneration Committee which will have discretion to permit exercise on leaving or to postpone exercise until it is known whether the performance condition would be met in the normal course.

(c) ***Change of Control***, etc: options may be exercised or conditional shares released on a takeover or winding-up of either Reed Elsevier PLC or Reed Elsevier NV (or, in certain circumstances, may be exchanged for options over shares in an acquiring company). The vesting level of New LTIS awards will be determined by the Remuneration Committee having regard to corporate performance achieved over the foreshortened period ending with the relevant event, subject to modification if the Remuneration Committee considers that the performance condition would be met to a greater or lesser extent at the normal testing date. In the event of an exchange of options, the performance condition will cease to apply unless the Remuneration Committee considers that it should continue (subject to such modifications as are appropriate). In the event of a change of control as part of a capital reorganisation, options will be exchanged automatically, and the performance conditions will continue to apply.

(d) ***Commencement***: the New SOS will first be operated following the announcement of the 2003 results in February 2004. The New LTIS will be available for use in 2004 but the initial grants may be deferred until a later year at the discretion of the Remuneration Committee. No rights may be granted more than 10 years after the approval of the schemes.

(e) ***Amendments***: the Remuneration Committee will have power to amend the rules of the schemes provided that no change to the rules governing eligibility for the schemes, the limits on the number of shares available under the schemes, the maximum entitlement for any one participant and the consequences of capitalisation issues, rights issues or open offer, sub-division or consolidation of shares or reduction of capital or other variations of capital to the advantage of participants (except minor amendments to benefit the administration of the schemes, or to obtain or maintain favourable tax, exchange control or regulatory treatment) can be made without the approval of shareholders of Reed Elsevier PLC and Reed Elsevier NV and that amendments cannot be made to affect adversely any right already acquired by a participant.

(f) ***Variation of Capital***: in the event of any capitalisation or rights issue by either Reed Elsevier PLC or Reed Elsevier NV, or of any consolidation, sub-division or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price, and the number of conditional shares under the New LTIS may be adjusted by the Remuneration Committee, subject to the auditors of Reed Elsevier PLC and of Reed Elsevier NV confirming in writing that such adjustment is, in their opinion, fair and reasonable.

(g) The EPS to be used under the New SOS and the New LTIS will be that reported in the financial statements of Reed Elsevier PLC and Reed Elsevier NV and will be the adjusted EPS, before amortisation of goodwill and intangible assets, exceptional items and related tax effects, measured at constant currencies and applying consistent accounting policies. The Remuneration Committee will have the discretion to adjust this definition of EPS to take account of any change in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability.

(h) Benefits under the schemes will not be pensionable.

(i) It is the intention that entitlement under the New SOS and New LTIS will be satisfied either by the purchase of shares in the market or the issue of new shares, dependent on the particular circumstances and the balance of advantage at the relevant time.

(j) It is the intention to expense the cost of the New SOS and the New LTIS in the event of any new accounting standards requirement arising from the Financial Reporting Exposure Draft 31: Share Based Payments.

Resolution 11 – Bonus Investment Plan

Under the Bonus Investment Plan (the *Plan*), selected key employees may be invited by the Remuneration Committee to elect to receive part of their annual bonus in Reed Elsevier PLC and/or Reed Elsevier NV shares. If these shares are retained for a period of three years, the executive will be awarded an equivalent number of Reed Elsevier PLC/Reed Elsevier NV shares, provided he or she has remained a Reed Elsevier employee. Awards under the Plan will form an important part of an executive's total remuneration package and will reinforce the alignment of the interests of executives with those of shareholders in Reed Elsevier PLC and Reed Elsevier NV.

Following notification of a bonus, executives who are invited to participate in the Plan may elect that up to 50% of the after-tax amount of their annual bonus be used to acquire shares in Reed Elsevier PLC and/or Reed Elsevier NV (at their election) through market purchase shares. The shares so acquired will be held for three years under the terms of the Plan.

At the end of the holding period, the shares will be released to the participant together with a number of additional shares in Reed Elsevier PLC and/or Reed Elsevier NV.

If the participant dies the shares purchased with the bonus and additional shares will normally be released in full. If a participant leaves Reed Elsevier's employment before the release of the additional shares, the shares purchased with the bonus will be released in full. If the participant leaves by reason of injury, disability or normal retirement, the additional shares will normally be released at the end of the relevant period but with the number of shares reduced *pro rata* to reflect the participant's actual period of service during the relevant period, unless the Remuneration Committee determines otherwise. If the participant leaves employment for any other reason the additional shares will normally be forfeited, unless the Remuneration Committee determines otherwise.

In the event of a change of control of Reed Elsevier PLC or Reed Elsevier NV (other than as part of a capital reorganisation), the shares purchased with the bonus together with the additional shares will be released in full to the participant within 30 days of the change of control.

During the three year holding period, participants will be treated as the beneficial owners of the shares purchased with their bonus and will enjoy all of the benefits that other shareholders enjoy, including the receipt of dividends, although the shares will be held by a nominee on their behalf.

Only existing ordinary shares in Reed Elsevier PLC and Reed Elsevier NV may be used for the purposes of the Plan.

In the event of any capitalisation or rights issue by either Reed Elsevier PLC or Reed Elsevier NV, or of any consolidation, sub-division or reduction of their share capital, the participants shall, in respect of their shares, be treated in the same manner as other shareholders, save that generally (i) in the event of a rights issue, the participants shall be required to sell sufficient rights nil paid as will enable them to acquire with the proceeds of sale the remainder of their rights entitlement; and (ii) in the event of the receipt of cash or securities (other than shares) on a demerger or other reorganisation, the Remuneration Committee shall determine whether those shares are released to participants or whether the participants shall be required to apply that cash, or the proceeds of sale of such securities, in the purchase of further shares after allowing for taxation.

The Remuneration Committee shall have power to amend the rules of the Plan provided that no change to the rules governing eligibility for the Plan, the limits on the number of shares available under the Plan, the maximum entitlement for any one participant and the consequences of capitalisation issues, rights issues or open offer, sub-division or consolidation of shares or reduction of capital or other variations of capital to the advantage of participants (except minor amendments to benefit the administration of the Plan, or to obtain or maintain favourable tax, exchange control or regulatory treatment) can be made without the approval of shareholders of Reed Elsevier PLC and Reed Elsevier NV and that amendments cannot be made to affect adversely any right already acquired by a participant.

This is an outline of the proposed terms of the schemes, the details of which may be varied to take account of tax or other legislation outside of the UK.

BIOGRAPHICAL INFORMATION CONCERNING DIRECTORS SEEKING APPOINTMENT AT THE 2003 ANNUAL GENERAL MEETING

M H Armour (48)

Mark Armour was appointed chief financial officer and a director of Reed Elsevier Group plc and of Reed Elsevier PLC in July 1996 and chief financial officer and a member of the executive board of Reed Elsevier NV in April 1999.

Prior to joining Reed Elsevier as deputy chief financial officer in February 1995, Mr Armour was a partner in Price Waterhouse (now PricewaterhouseCoopers) and had been closely involved with the company for many years. He was an adviser to Reed Elsevier during the planning of the merger of Reed Elsevier PLC's and Reed Elsevier NV's operating businesses and he led the Price Waterhouse audit and other advisory services to the newly formed Reed Elsevier and to Reed Elsevier PLC before the merger. He is a qualified Chartered Accountant.

Mr Armour is currently chairman of The Hundred Group of Finance Directors, which comprises the finance directors of major UK listed companies within the UK FTSE 100 index.

A Prozes (57)

Andrew Prozes was appointed a director of Reed Elsevier Group plc and of Reed Elsevier PLC and chief executive officer of the Legal division in August 2000. He was appointed to the executive board of Reed Elsevier NV in April 2001.

Prior to joining Reed Elsevier, Mr Prozes was an executive vice president with the West Group, part of the Thomson Corporation, where he was also chief operating officer for the group's on-line legal publishing business. Before joining the Thomson Corporation, Mr Prozes was group president for Southam Inc., Canada's largest newspaper publishing company, where he held a variety of positions from 1988 to 1996.

P Tierney (57)

Patrick Tierney joined Reed Elsevier in January 2003 as global chief executive of the Education division.

Mr Tierney joined Reed Elsevier from The Thomson Corporation, a major US based information provider, where he held various senior roles, most recently as the chief executive officer of Thomson Financial. From 1991 to 1996 Mr Tierney worked for Knight-Ridder, Inc., an electronic publisher and information provider, latterly as senior vice president and executive committee member. Prior to that he held senior management roles in TRW, a commercial information business, and Gould, an electronic power conversion manufacturer.

M W Elliott (53)

Mark Elliott is general manager – IBM Europe/Middle East/Africa. He joined IBM in 1970 and has held a number of executive positions in IBM including general manager of IBM Global Services – Americas, and general manager marketing, engagement and business development for IBM Global Services. With a US background, he has knowledge of the US business environment and corporate governance matters, combined with experience in a large multinational technology company.

Mr Elliott serves as president of the Dean's Advisory Council for the Indiana University Kelley Business School.

C J A van Lede (60)

Cees van Lede is chairman of the board of management of Akzo Nobel. He will retire from that position in May 2003 and will be proposed for election to the supervisory board of Akzo Nobel. He joined Akzo in 1991. Mr van Lede has broad experience of the Dutch and international business environment, and is chairman of the supervisory board of the Dutch Central Bank, a member of the supervisory board of Scania AB (Sweden), Heineken (the Netherlands) and Sara Lee Corp (USA).

Mr van Lede is a former chairman of the Federation of Dutch Industries (VNO) and a former vice-president of UNICE, the European Confederation of Employers' organisations.

D E Reid (56)

David Reid is currently executive deputy chairman of Tesco PLC, and has been announced as taking over as the non-executive chairman in April 2004. He is currently responsible for group corporate and overseas operations and development. He joined Tesco early in 1985 and was appointed finance director of Tesco PLC later that year. Prior to joining Tesco, David Reid worked at BAT and Philips NV. He is a qualified Chartered Accountant (Scottish Institute) and has a broad experience of strategic planning and operations.

Mr Reid has served as a non-executive director of Westbury plc, Legal & General Group plc and De Vere Group plc.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 100th Annual General Meeting of Reed Elsevier PLC will be held in the Ballroom at The Park Lane Hotel, Piccadilly, London W1 on Tuesday, 8 April 2003 commencing at 11.00 am for the following purpose.

To consider and, if thought fit, pass the resolutions noted below. Other than resolutions 6 and 7 which will be proposed as Special Resolutions, all of the resolutions will be proposed as Ordinary Resolutions.

An explanation of those resolutions which relate to items of special business appears in the letter accompanying this Notice.

1. By separate resolution:

   (a) To receive the company's financial statements for the year ended 31 December 2002, together with the Reports of the Directors and Auditors;

   (b) To approve the Directors' Remuneration Report as set out in the Reed Elsevier Annual Reports and Financial Statements 2002.

2. To declare a final dividend for 2002 on the company's ordinary shares.

3. By separate resolution:

   (a) To re-appoint Deloitte & Touche as Auditors of the company until the next general meeting of the company at which accounts are laid;

   (b) To authorise the directors to fix the remuneration of the auditors.

4. By separate resolution, to appoint each of the following persons as a director of the company:

   (a) M H Armour;

   (b) A Prozes;

   (c) P Tierney;

   (d) M W Elliott;

   (e) C J A van Lede; and

   (f) D E Reid.

Detailed biographical information concerning each director seeking re-appointment appears on page 9.

5. That:

   (a) subject to and in accordance with Article 11 of the company's Articles of Association, the directors be authorised, pursuant to Section 80 of the Companies Act 1985 (the Act), to allot relevant securities having (or consisting of or giving the right to subscribe or convert into shares having) a nominal amount not exceeding in aggregate £25.3 million;

   (b) this authority shall expire (save as mentioned in the said Article) on the day five years after the passing of this resolution; and

   (c) all previous authorities under Section 80 of the Act shall henceforth cease to have effect.

6. That:

   (a) subject to and in accordance with Article 12 of the company's Articles of Association, the directors be empowered, pursuant to Section 95 of the Act, to allot equity securities for cash pursuant to the authority conferred by the previous resolution as if Section 89(1) of the Act did not apply to any such allotment provided that, for the purposes of the limitation of the said power referred to in Article 12 this power shall be limited to:

      (i) the allotment of equity securities up to an aggregate nominal value of £7.9 million; and

      (ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities pursuant to the terms of the Reed Elsevier Group plc share option schemes approved by the company;

   (b) the date on which such power shall expire (save as mentioned in the said Article) shall be the date of the next Annual General Meeting of the company after the passing of this resolution; and

   (c) all previous authorities under Section 95 of the Act shall henceforth cease to have effect.

7. That, subject to and in accordance with Article 57 of the company's Articles of Association, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 12.5p each in the capital of the company provided that:

   (a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 126.8 million;

(b) the minimum price which may be paid for each ordinary share is 12.5p, which amount shall be exclusive of expenses;

(c) the maximum price which may be paid for each ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased; and

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the company or 8 July 2004, whichever is earlier (except in relation to the purchase of ordinary shares the contract for which was concluded before such date and which is executed wholly or partly after such date) unless such authority is renewed prior to such time.

8. That the Reed Elsevier Group plc SAYE Share Option Scheme in the form described in the circular to members of the company dated 7 March 2003 be approved, and that the directors of the company be and they are hereby authorised to take such actions as may be necessary to facilitate the implementation of the Scheme by Reed Elsevier Group plc and to be counted in the quorum and to vote as directors on any matter relating to the Scheme, notwithstanding that they may be interested in the same.

9. That the Reed Elsevier Group plc Share Option Scheme in the form described in the circular to members of the company dated 7 March 2003 be approved, and that the directors of the company be and they are hereby authorised to take such actions as may be necessary to facilitate the implementation of the Scheme by Reed Elsevier Group plc and to be counted in the quorum and to vote as directors on any matter relating to the Scheme, notwithstanding that they may be interested in the same.

10. That the Reed Elsevier Group plc Long Term Incentive Share Option Scheme in the form described in the circular to members of the company dated 7 March 2003 be approved and that the directors of the company be and they are hereby authorised to take such actions as may be necessary to facilitate the implementation of the Scheme by Reed Elsevier Group plc and to be counted in the quorum and to vote as directors on any matter relating to the Scheme, notwithstanding that they may be interested in the same.

11. That the Reed Elsevier Group plc Bonus Investment Plan in the form described in the circular to members of the company dated 7 March 2003 be approved and that the directors of the company be and they are hereby authorised to take such actions as may be necessary to facilitate the implementation of the Plan by Reed Elsevier Group plc and to be counted in the quorum and to vote as directors on any matter relating to the Plan, notwithstanding that they may be interested in the same.

By order of the board

Stephen J Cowden
Secretary

7 March 2003

Registered Office:
25 Victoria Street
London SW1H 0EX

Notes to Notice of Meeting

1. Uncertificated securities

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the company specifies that only those persons holding ordinary shares and entered in the share register of the company at 11.00 am on Sunday, 6 April 2003 are entitled to attend and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Any changes to the share register after the above time and date shall be disregarded in determining the rights of any person to attend and/or vote at the meeting.

2. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours at the Registered Office of the company on any weekday (Saturdays and public holidays excepted) from the date of this Notice and at the place of the Annual General Meeting for 15 minutes prior to and during the meeting until its conclusion:

(a) the service contracts of the directors with the company and Reed Elsevier Group plc or any subsidiary company thereof; and

(b) draft Rules of the proposed SAYE Share Option Scheme, the Share Option Scheme, the Long Term Incentive Share Option Scheme and the Bonus Investment Plan.

Printed by Pillans & Wilson Greenaway Ltd., Edinburgh, a member of the ormolu group. S142141

REED ELSEVIER

To the holders of Reed Elsevier NV shares.

Amsterdam, 7 March 2003

Dear Shareholder,

Annual General Meeting on 9 April 2003

The Annual General Meeting of the company will be held on Wednesday, 9 April 2003 at 10.30 a.m. in the Okura Hotel in Amsterdam.

As you will see from the Agenda for the meeting, which follows this letter, there are this year, as well as the routine business for the Meeting, certain items of special business to be considered at the Meeting, which I will briefly explain.

Share Option Schemes (Agenda item 8)

The schemes which will involve the Company's shares and for which we will seek your approval during the AGM in April, are the following:

- two share option schemes, the Reed Elsevier Group plc Share Option Scheme and, the Reed Elsevier Group plc Long Term Incentive Share Option Scheme;
- a bonus investment plan, the Reed Elsevier Group plc Bonus Investment Plan; and
- a convertible debenture scheme for Dutch staff.

The Share Option Scheme replaces an existing scheme for a broad group of senior executives, which expires this year.

The Reed Elsevier Group plc Long Term Incentive Share Option Scheme will follow on from the existing long term incentive scheme which, under the terms of the approval granted by shareholders in 2000, cannot make further grants. It is proposed that the new long term incentive scheme be available for use from 2004 at the earliest.

The Bonus Investment Plan is introduced by Reed Elsevier Group plc for a small group of key executives and qualifies for approval by shareholders under new guidelines that have been introduced in the United Kingdom.

The schemes will be established by Reed Elsevier Group plc and may involve the granting of rights over shares in Reed Elsevier PLC and/or Reed Elsevier NV.

The Convertible Staff Debenture for Dutch staff has been in place for many years as a mixed savings and share option scheme. We now seek your approval for the continuation of this arrangement until 31 December 2006. If considered appropriate by the combined board we will request an extension at the Annual General Meeting to be held in 2006.

The Supervisory Board believes that we have a strong and talented senior management team who have been largely responsible for the turn round in the company's fortunes over the last three years. There is a concomitant concern of the Supervisory Board, which they believe to be widely shared by major shareholders, that Reed Elsevier should be doing all that is necessary to retain and motivate the senior management team going forward.

In formulating proposals for the new long term incentive arrangements, the Remuneration Committee has been guided by the need to position our incentive levels at a point which reflects Reed Elsevier's geographically integrated organisation and multinational and internationally mobile executive and management teams. The Committee has also consulted extensively with a number of our shareholders.

To encourage the executive team to build up and retain long-term shareholdings, incentives will be share based where appropriate, so as to align the interests of the senior management team with those of shareholders. Reed Elsevier has established a strong performance orientated culture, which these proposals seek to reinforce through the high performance standards in the incentive plans.

A more detailed description of the schemes is given in Appendix A to the Agenda.

Changes in the Supervisory Board (Agenda item 9)

Roelof Nelissen who has been a member of the Supervisory Board since 1990 will retire. He will not be seeking re-election. We are grateful for his contributions as a member of the supervisory board and as non-executive director of Reed Elsevier PLC and Reed Elsevier Group plc, and as a member of the Supervisory Board of Elsevier Reed Finance BV. His broad experience and personality have been of invaluable importance during often-difficult periods.

Steven Perrick, who is a partner of Freshfields Bruckhaus Deringer, a law firm advising Reed Elsevier, has informed the boards that he wishes to retire from the supervisory board. The supervisory board will miss the expertise that Mr Perrick has brought to its meetings and we thank him for his important contributions.

Mrs de Boer-Kruyt will retire from the supervisory board at the AGM in accordance with the rotation schedule. We are glad that she is willing to stand for re-election and we recommend that she be re-appointed.

The combined board furthermore recommends the appointment to the supervisory board of Mr M Elliott, Mr C van Lede and Mr D Reid. In view of their background and experience we are very pleased that we have found them willing to take up non-executive positions with the Company as well as with Reed Elsevier PLC and with Reed Elsevier Group plc.

The personal details regarding the candidates for appointment to the Supervisory Board are contained in Appendix B to the Agenda.

Changes in the Executive Board (Agenda item 10)

In the Annual Shareholders Meeting this year Messrs Armour and Prozes will retire in accordance with the rotation schedule. We recommend their re-appointment.

The Combined Board furthermore proposes the appointment of Mr Patrick Tierney as an additional member of the Executive Board. We have been looking for a global chief executive officer for the Harcourt educational businesses, which we acquired in 2001, and are pleased that Mr Tierney accepted this role. He joined us in January 2003. We believe that the importance of the position justifies an executive appointment to the boards of directors of Reed Elsevier Group plc and of the parent companies Reed Elsevier PLC and Reed Elsevier NV. We therefore request your approval for the appointment of Mr Tierney to the Executive Board.

The personal details regarding the candidates for appointment to the Executive Board are contained in Appendix B to the Agenda.

Recommendation

We believe that all the proposals to be considered at the Annual General Meeting as listed on the Agenda, are in the best interests of the company and the shareholders as a whole. We therefore recommend you to vote in favour of the proposed resolutions.

Yours sincerely

Morris Tabaksblat
Chairman of the Supervisory Board

AGENDA

ANNUAL GENERAL MEETING

of the shareholders of
Reed Elsevier NV
established in Amsterdam ('the Company')
to be held on Wednesday, 9 April 2003 at 10.30 a.m.
at the Okura Hotel in Amsterdam

An explanation of certain agenda items is given in the attached letter from the Chairman of the Supervisory Board and the Appendices.

The term 'Combined Board' as used in this Agenda has the meaning set out in the Articles of Association and refers to the body corporate consisting of the members of the Executive Board and of the Supervisory Board

1. Opening

2. Documents received

3. The Executive Board's report on the Company's affairs and management during the 2002 financial year

The report of the Executive Board is contained in the Reed Elsevier Annual Reports and Financial Statements 2002 and the Reed Elsevier Annual Review and Summary Financial Statements 2002. An explanation will be given during the meeting.

4. Adoption of the 2002 Annual Financial Statements

The Company's 2002 Annual Financial Statements are published as part of the Reed Elsevier Annual Reports and Financial Statements 2002 and the Reed Elsevier Annual Review and Summary Financial Statements 2002. These have been audited by Deloitte & Touche, who have issued an unqualified opinion and who will be present during the meeting.

5. Dividend

Subject to adoption of the 2002 annual financial statements by the meeting, the combined board recommends a 2002 final dividend of €0.21 per ordinary share of €0.06 par value. Taking into account the €0.09 interim dividend per ordinary share that was paid from 9 September 2002, this implies that the 2002 total dividend shall be €0.30. The final dividend will be payable from 2 May 2003 and the ordinary shares will trade ex (final) dividend from 11 April 2003.

6. Waiver of claims against the members of the Executive and the Supervisory Board

In accordance with Article 31.2 of the Articles of Association, the shareholders are requested to waive any claims against the members of the Executive Board in respect of their management and against the members of the Supervisory Board in respect of their supervision during the 2002 financial year, to the extent it concerns matters which have been disclosed in or are evident from the 2002 reports and financial statements.

7. Appointment of auditors

It is proposed that the Company's current external auditors Deloitte & Touche, registered accountants in Amsterdam, be appointed to audit the Company's 2003 annual financial statements, under terms and conditions to be determined by the Combined Board.

8. Approval for share based incentive schemes

The Combined Board proposes that the annual general meeting will approve the share based incentive schemes for Reed Elsevier management and staff which are mentioned and explained in Appendix A to this agenda, and which comprise:

(a) the Reed Elsevier Group plc Share Option Scheme;

(b) the Reed Elsevier Group plc Long Term Incentive Share Option Scheme;

(c) the Reed Elsevier Group plc Bonus Investment Plan; and

(d) the Convertible Debenture Scheme for Dutch staff.

9. Changes in the Supervisory Board

Mrs G J de Boer-Kruyt, Mr R J Nelissen and Mr S Perrick will retire from the Supervisory Board during the meeting.

Messrs. Nelissen and Perrick will not stand for re-appointment.

The Combined Board recommends the re-appointment of Mrs de Boer. The Combined Board furthermore recommends the appointment of Messrs M W Elliott, C J A van Lede and D E Reid.

Reference is made to the explanation regarding these changes given in the explanatory letter from the Chairman of the Supervisory Board.

The relevant personal details as referred to in Article 21.4 of the Articles of Association of Mrs de Boer-Kruyt, and of Messrs Elliott, van Lede and Reid are set out in Appendix B to this agenda. The candidates are eligible for appointment and are willing to accept appointment.

10. Appointments to the Executive Board

As per the rotation schedule adopted by the Combined Board, Messrs M H Armour and A Prozes will stand down as members of the Executive Board during the meeting. The combined board recommends their re-appointment.

The Combined Board furthermore recommends the appointment of Mr P Tierney as an additional member of the Executive Board. The reasons for this recommendation are explained in the attached letter from the Chairman of the Supervisory Board.

The personal details of Messrs Armour, Prozes and Tierney as referred to in Article 15.3 of the Articles of Association, are set out in the attached letter from the Chairman of the Supervisory Board and in Appendix B to this agenda. The candidates are eligible for appointment and are willing to accept appointment.

11. Delegation to the Executive Board of the authority to acquire shares in the Company

In accordance with the provisions of Article 9 of the Articles of Association, it is proposed that the Executive Board be granted the authority to re-purchase the Company's shares, through stock exchange trading or otherwise, during the period ending 30 September 2004, up to the maximum mentioned in the Articles of Association, for a price not exceeding 105% of the average market price of the Company's shares on Euronext Amsterdam during the five business days preceding the date of the purchase. If it concerns R shares, this price shall be calculated on the basis of the market price of the shares in which they can be converted.

12. Delegation to the Combined Board of the authority to issue shares, to grant option rights and to restrict pre-emptive rights

In accordance with and within the limits of the provisions of Article 6.2 of the Articles of Association, it is proposed to designate the Combined Board as the body corporate authorised to issue shares in the Company and to grant rights to acquire shares in the Company, provided this authority shall be limited to 10% of the issued and outstanding share capital at close of trading on Euronext Amsterdam on 9 April 2003 and during a period which will end on 30 September 2004.

In accordance with and within the limits of the provisions of Article 7.4 of the Articles of Association, it is proposed to designate the Combined Board as the body corporate authorised to restrict or cancel the pre-emptive rights of shareholders at an issue of shares or a grant of rights to acquire shares which are resolved by the Combined Board, for a period which will end on 30 September 2004.

13. Other matters

14. Close of Meeting

Appendices:

Appendix A: Share based incentive schemes

Appendix B: Biographical details

APPENDIX A TO THE AGENDA FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF REED ELSEVIER NV TO BE HELD ON 9 APRIL 2003

1. Introduction

It is proposed to seek the approval of the shareholders of Reed Elsevier PLC and Reed Elsevier NV for two option schemes:

(a) a share option scheme (the New SOS), which will have approximately 1,300 participants under current circumstances, and which will replace the share option scheme approved by shareholders in 1993; and

(b) a long term incentive share option scheme (the New LTIS), which will be restricted to executive directors of Reed Elsevier Group plc and a limited number of selected senior executives.

Both schemes will be operated by the Reed Elsevier Remuneration Committee.

The schemes are described in paragraphs 2 and 3 below. Various matters, which are common to both schemes, are described in paragraph 4 below.

2. New Share Option Scheme

The main features of the New SOS are as follows:

(a) The New SOS permits the grant of conventional market value options, entitling participants to acquire shares in both Reed Elsevier PLC and Reed Elsevier NV at market value at the time of grant. Option grants under this scheme will be made annually at the Remuneration Committee's discretion.

(b) There will be approximately 1,300 participants under current circumstances in the New SOS, including those persons eligible to receive grants under the New LTIS, about the same number as in the existing scheme.

(c) The number of options available for grant in any year will be determined by reference to a pool of shares in Reed Elsevier PLC and Reed Elsevier NV. The size of the pool will vary according to corporate performance over the three year period prior to the grant of options. At 100% of target, the pool would represent approximately the same percentage of equity as is currently used by the current share option scheme. The performance condition will relate to the averaged compound growth in EPS of Reed Elsevier PLC and Reed Elsevier NV which, for consistency of measurement and accountability, will be before amortisation of goodwill and intangible assets, exceptional items and related tax effects, measured at constant currencies and applying consistent accounting policies over the three financial years before grant and will be as follows:

EPS growth per annum	% of Target Pool
Less than 6%	50%
6% or more	75%
8% or more	100%
10% or more	125%
12% or more	150%

The pool will not be adjusted in the event of actual performance between the target threshold points.

It should be noted that a small pool is available in all circumstances. This is designed to ensure that the Remuneration Committee is able to use the New SOS as a recruitment and retention tool.

(d) Having made grants on the basis set out in (c) above, there will be no post-grant performance condition applicable to these options. As contemplated in the Association of British Insurers in the UK (ABI) guidelines for share incentive schemes, this is on the basis that Reed Elsevier operates in a global environment which requires it to take account of international recruitment practice in the design of its schemes. In particular, approximately 80% of Reed Elsevier's share option scheme participants are based in the United States, where post-grant performance conditions are outside normal market practice. The Remuneration Committee considers that the various other conditions referred to in the ABI guidelines are met in that the performance conditions covering the grant as set out in paragraph (c) above relate to overall corporate performance as a reference (not just individual performance of the participants), the performance conditions have been fully disclosed and explained, the minimum period for exercise of options will normally be three years from the date of grant (as set out in paragraph (f) below), and equity dilution limits will apply as set out in paragraph 4(a) below. In addition, participants in the LTIS are expected by the Remuneration Committee to build up a significant shareholding in Reed Elsevier PLC and/or Reed Elsevier NV through, *inter alia*, retention of awards that vest (as set out in the shareholding guidelines referred to in paragraph 3(j)), and disclosure concerning the LTIS will comply with the highest standards, e.g. those applied by the US Securities and Exchange Commission.

(e) The allocation of the available pool between individual participants in any year will be at the discretion of the board but subject to approval of the Remuneration Committee. As regards individual levels of award, the annual grant to executive directors will be 3 times salary, but only when both individual and corporate performance over the three year period prior to grant justifies such a grant. The grants to other participants will be in the range 0.5 to 2 times salary.

(f) Options will normally be exercisable no earlier than the third anniversary of grant, and will normally remain exercisable until the tenth anniversary, subject to the participant remaining in service.

(g) The Remuneration Committee will have the discretion to increase the EPS growth performance hurdles in the event of any significant movement in the rate of inflation.

3. Long Term Incentive Share Option Scheme

The key features of the New LTIS are as follows:

(a) The New LTIS permits the grant of both conventional options (entitling the participant to acquire shares in Reed Elsevier PLC and Reed Elsevier NV at their market value at grant) and rights to call for shares in Reed Elsevier PLC and Reed Elsevier NV at nil cost (*conditional shares*). In both cases, the participant's right to exercise will be dependent on satisfying a demanding performance condition. Approximately 50% of the total implied value of the grant will take the form of conditional shares and 50% will take the form of conventional market value options.

(b) Grants under this scheme will be made every three years. Generally, grants will only be made once the level of vesting from the previous grant has been ascertained.

(c) There will be approximately 40 participants under the new LTIS, comprising executive directors and selected senior executives.

(d) For directors, grant levels over conditional shares will be around 2 times salary, and for conventional options around 6 times salary, in any three year period. Lower levels of grant will apply to other senior executives invited to participate in the scheme.

(e) The performance condition on these awards will relate to the averaged compound growth in EPS of Reed Elsevier PLC and Reed Elsevier NV over a three-year performance period, with the vesting level of any award being determined on a sliding scale. The vesting threshold will be compound annual EPS growth of between 8%-12% with awards vesting as follows:

EPS growth per annum	Amount of grant vesting
Less than 8%	0%
8% or more	25%
10% or more	100%
12% or more	125%

Grants will vest on a straight line basis between each of these points. There will be no retesting of targets.

(f) To ensure consistent measurement and accountability, for the purposes of the EPS target in (e), EPS will relate to the averaged compound growth in EPS of Reed Elsevier PLC and Reed Elsevier NV, before amortisation of goodwill and intangible assets, exceptional items and related tax effects, measured at constant currencies and applying consistent accounting policies over the measurement period.

(g) EPS growth has been selected as the most appropriate measurement for Reed Elsevier. There is, however, merit in other forms of measurement to ensure that the management team is focused on all key aspects of Reed Elsevier's performance. Accordingly, the Remuneration Committee will retain full discretion to reduce or cancel awards to participants based on its assessment as to whether the EPS growth is a fair reflection of the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in inflation as well as on individual performance, even if the EPS target is met.

(h) Any new joiners to the scheme within the first two years of a performance period will be eligible to be granted a scaled-down award (*pro rata* to their period of service within the remainder of the three year performance period). New recruits in the third year of a performance period will not be eligible to receive a grant until the next cycle.

(i) To the extent that an option becomes exercisable as described above, it will remain exercisable until the tenth anniversary of grant.

(j) It is a requirement of the New LTIS that executive directors and senior executives should build up, over a reasonable period, a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. At executive director level this shareholding guideline is that they should own shares equivalent to 1.5 times salary. For all other participants the shareholding guideline is that they should own shares equivalent to 1 times salary. These shareholding levels must be attained during the three year period to vesting under the New LTIS. Failure to meet the shareholding required by a participant will result in the forfeiture of any rights under the New LTIS.

4. Matters common to both new schemes

(a) ***Equity Dilution***: grants under the schemes will not be made if, as a result, the number of shares in Reed Elsevier PLC and Reed Elsevier NV, which have been issued or are capable of being issued pursuant to rights granted in the last 10 years under all Reed Elsevier share incentive schemes, would exceed 10% of the issued share capital of Reed Elsevier PLC and Reed Elsevier NV. This limit will relate to the shares of each of Reed Elsevier PLC and Reed Elsevier NV separately. This single "10% in ten years" equity dilution limit is considered preferable to having an "inner" limit of "5% in ten years" for executive schemes. This is for two reasons: first, because around 1,300 employees under current circumstances will participate in the New SOS; and secondly, because awards under the New LTIS are subject to stretching performance conditions, and the full number of conditional shares and shares under option which will count towards the equity dilution limit will not be known until after these conditions have been met. Share issues, if any, relating to the 2000 LTIS do not count against on-going equity dilution limits in accordance with the rules of that scheme.

It is acknowledged that, in the event of strong EPS performance resulting in a large pool of available options under the New SOS, a significant proportion of the shares of Reed Elsevier PLC and Reed Elsevier NV required to satisfy options would need to be sourced from market purchases via an employee trust. The Remuneration Committee considers that this can be achieved without exceeding the ABI guideline that an employee trust should not hold more than 5% of equity without specific shareholder approval.

(b) "***Good Leavers***": options may be exercised or conditional shares released following cessation of employment in customary "good leaver" circumstances (that is death, disability, injury or retirement at normal retirement), or otherwise where exercise is permitted at the Remuneration Committee's discretion. The vesting level of awards under the New LTIS will be determined by the Remuneration Committee which will have discretion to permit exercise on leaving or to postpone exercise until it is known whether the performance condition would be met in the normal course.

(c) ***Change of Control***, etc: options may be exercised or conditional shares released on a takeover or winding-up of either Reed Elsevier PLC or Reed Elsevier NV (or, in certain circumstances, may be exchanged for options over shares in an acquiring company). The vesting level of New LTIS awards will be determined by the Remuneration Committee having regard to corporate performance achieved over the foreshortened period ending with the relevant event, subject to modification if the Remuneration Committee considers that the performance condition would be met to a greater or lesser extent at the normal testing date. In the event of an exchange of options, the performance condition will cease to apply unless the Remuneration Committee considers that it should continue (subject to such modifications as are appropriate). In the event of a change of control as part of a capital reorganisation, options will be exchanged automatically, and the performance conditions will continue to apply.

(d) ***Commencement***: the New SOS will first be operated following the announcement of the 2003 results in February 2004. The New LTIS will be available for use in 2004 but the initial grants may be deferred until a later year at the discretion of the Remuneration Committee. No rights may be granted more than 10 years after the approval of the schemes.

(e) ***Amendments***: the Remuneration Committee will have power to amend the rules of the schemes provided that no change to the rules governing eligibility for the schemes, the limits on the number of shares available under the schemes, the maximum entitlement for any one participant and the consequences of capitalisation issues, rights issues or open offer, sub-division or consolidation of shares or reduction of capital or other variations of capital to the advantage of participants (except minor amendments to benefit the administration of the schemes, or to obtain or maintain favourable tax, exchange control or regulatory treatment) can be made without the approval of shareholders of Reed Elsevier PLC and Reed Elsevier NV and that amendments cannot be made to affect adversely any right already acquired by a participant.

(f) ***Variation of Capital***: in the event of any capitalisation or rights issue by either Reed Elsevier PLC or Reed Elsevier NV, or of any consolidation, sub-division or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price, and the number of conditional shares under the New LTIS may be adjusted by the Remuneration Committee, subject to the auditors of Reed Elsevier PLC and of Reed Elsevier NV confirming in writing that such adjustment is, in their opinion, fair and reasonable.

(g) The EPS to be used under the New SOS and the New LTIS will be that reported in the financial statements of Reed Elsevier PLC and Reed Elsevier NV and will be the adjusted EPS, before amortisation of goodwill and intangible assets, exceptional items and related tax effects, measured at constant currencies and applying consistent accounting policies. The Remuneration Committee will have the discretion to adjust this definition of EPS to take account of any change in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability.

(h) Benefits under the schemes will not be pensionable.

(i) It is the intention that entitlement under the New SOS and New LTIS will be satisfied either by the purchase of shares in the market or the issue of new shares, dependent on the particular circumstances and the balance of advantage at the relevant time.

(j) It is the intention to expense the cost of the New SOS and the New LTIS in the event of any new accounting standards requirement arising from the UK Financial Reporting Exposure Draft 31: Share Based Payments.

5. Bonus Investment Plan

Under the Bonus Investment Plan (the Plan), selected key employees may be invited by the Remuneration Committee to elect to receive part of their annual bonus in Reed Elsevier PLC and/or Reed Elsevier NV shares. If these shares are retained for a period of three years, the executive will be awarded an equivalent number of Reed Elsevier PLC/Reed Elsevier NV shares, provided he or she has remained a Reed Elsevier employee. Awards under the Plan will form an important part of an executive's total remuneration package and will reinforce the alignment of the interests of executives with those of shareholders in Reed Elsevier PLC and Reed Elsevier NV.

Following notification of a bonus, executives who are invited to participate in the Plan may elect that up to 50% of the after-tax amount of their annual bonus be used to acquire shares in Reed Elsevier PLC and/or Reed Elsevier NV (at their election) through market purchase shares. The shares so acquired will be held for three years under the terms of the Plan.

At the end of the holding period, the shares will be released to the participant together with a number of additional shares in Reed Elsevier PLC and/or Reed Elsevier NV.

If the participant dies the shares purchased with the bonus and additional shares will normally be released in full. If a participant leaves Reed Elsevier's employment before the release of the additional shares, the shares purchased with the bonus will be released in full. If the participant leaves by reason of injury, disability or normal retirement, the additional shares will normally be released at the end of the relevant period but with the number of shares reduced *pro rata* to reflect the participant's actual period of service during the relevant period, unless the Remuneration Committee determines otherwise. If the participant leaves employment for any other reason the additional shares will normally be forfeited, unless the Remuneration Committee determines otherwise.

In the event of a change of control of Reed Elsevier PLC or Reed Elsevier NV (other than as part of a capital reorganisation), the shares purchased with the bonus together with the additional shares will be released in full to the participant within 30 days of the change of control.

During the three year holding period, participants will be treated as the beneficial owners of the shares purchased with their bonus and will enjoy all of the benefits that other shareholders enjoy, including the receipt of dividends, although the shares will be held by a nominee on their behalf.

Only existing ordinary shares in Reed Elsevier PLC and Reed Elsevier NV may be used for the purposes of the Plan.

In the event of any capitalisation or rights issue by either Reed Elsevier PLC or Reed Elsevier NV, or of any consolidation, sub-division or reduction of their share capital, the participants shall, in respect of their shares, be treated in the same manner as other shareholders, save that generally (i) in the event of a rights issue, the participants shall be required to sell sufficient rights nil paid as will enable them to acquire with the proceeds of sale the remainder of their rights entitlement; and (ii) in the event of the receipt of cash or securities (other than shares) on a demerger or other reorganisation, the Remuneration Committee shall determine whether those shares are released to participants or whether the participants shall be required to apply that cash, or the proceeds of sale of such securities, in the purchase of further shares after allowing for taxation.

The Remuneration Committee shall have power to amend the rules of the Plan provided that no change to the rules governing eligibility for the Plan, the limits on the number of shares available under the Plan, the maximum entitlement for any one participant and the consequences of capitalisation issues, rights issues or open offer, sub-division or consolidation of shares or reduction of capital or other variations of capital to the advantage of participants (except minor amendments to benefit the administration of the Plan, or to obtain or maintain favourable tax, exchange control or regulatory treatment) can be made without the approval of shareholders of Reed Elsevier PLC and Reed Elsevier NV and that amendments cannot be made to affect adversely any right already acquired by a participant.

This is an outline of the proposed terms of the schemes, the details of which may be varied to take account of tax or other legislation outside of the UK.

6. Convertible debenture scheme

Since many years now Dutch Reed Elsevier staff has benefited from a mixed savings and option scheme. This facility consists of an annual issue by Reed Elsevier NV of a convertible debenture loan with a size of recently €5 million that is open for subscription by Dutch staff employed by Reed Elsevier companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme would be determined on the basis of the average interest for 10-year loans at the end of the year preceding the year in which the loan would be issued and be open for subscription. Employees can annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20% of the equivalent of their fixed annual salary components. Interest is payable in arrears in the month of January following the subscription year. The loans have a term of ten years. During the ten year term of the loan employees can decide to convert their claim on the Company into shares at an exercise price equal to the price of an Reed Elsevier NV ordinary share on Euronext Amsterdam at the end of the month in which the employee has subscribed for the loan (the 'exercise price'). Each debenture of €200 can be converted into 50 ordinary shares in Reed Elsevier NV against payment of 50 times the exercise price, less €200.

It is proposed to continue this share based employee benefit for Dutch Reed Elsevier staff and you are hereby requested to approve the issue of such schemes for a period ending on 31 December 2006, which means that any extension will be requested ultimately in the annual general shareholders meeting of Reed Elsevier NV which will be held in 2006.

APPENDIX B TO THE AGENDA FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF REED ELSEVIER NV TO BE HELD ON 9 APRIL 2003

Biographical information concerning individuals recommended for appointment

Agenda item 9: Recommendations for appointment to the Supervisory Board

Mrs G J de Boer-Kruyt (58)

Member of the Supervisory Boards of Reed Elsevier NV, Reed Elsevier Nederland BV and Elsevier Reed Finance BV since April 2000. Mrs de Boer is a personal consultant and practices both in The Netherlands and in South East Asia. Mrs de Boer has been a senior management consultant with the Dutch consultancy firm Bosboom + Hegener (now part of KPMG). Mrs de Boer is chairman of the supervisory board of C/TAC NV (since 2001) and a member of the supervisory boards of Sara Lee/DE (since 1994) and Imtech NV (since 1999).

Mrs de Boer has built up a strong knowledge of Reed Elsevier. Her knowledge and experience of organizational issues, understanding of the Dutch human resources environment and her experience as a non-executive director of various Dutch multinational companies, are relevant for the functioning of the Supervisory Board.

Mrs de Boer does not hold shares in Reed Elsevier NV

M W Elliott (53)

Mark Elliott is general manager - IBM Europe Middle East Africa. He joined IBM in 1970 and has held a number of executive positions in IBM including general manager of IBM Global Services - Americas, and general manager marketing, engagement and business development for IBM Global Services. With a US background, he has knowledge of the US business environment and corporate governance matters, combined with experience in a large multinational technology company.

Mr Elliott serves as president of the Dean's Advisory Council for the Indiana University Kelley Business School.

Mr Elliott does not hold shares in Reed Elsevier NV.

C J A van Lede (60)

Cees van Lede is chairman of the board of management of Akzo Nobel. He will retire from that position in May 2003 and will be proposed for election to the supervisory board of Akzo Nobel. He joined Akzo in 1991. Mr van Lede has broad experience of the Dutch and international business environment, and is chairman of the supervisory board of the Dutch Central Bank, a member of the supervisory board of Scania AB (Sweden), Heineken (the Netherlands) and Sara Lee Corp (USA).

Mr van Lede is a former chairman of the Federation of Dutch Industries (VNO) and a former vice-president of UNICE, the European Confederation of Employers' organisations.

Mr van Lede holds 11,100 shares in Reed Elsevier NV.

D E Reid (56)

David Reid is currently executive Deputy Chairman of Tesco PLC, and has been announced as taking over as the non-executive Chairman in April 2004. He is currently responsible for group corporate strategy and overseas operations and development. He joined Tesco early in 1985 and was appointed Finance Director of Tesco PLC later that year. Prior to joining Tesco, Mr Reid worked at BAT and Philips NV. He is a qualified Chartered Accountant (Scottish Institute) and has a broad experience of strategic planning and operations.

Mr Reid has served as a non-executive director of Westbury plc, Legal & General Group plc and De Vere Group plc.

Mr Reid does not hold shares in Reed Elsevier NV.

Agenda item 10: Recommendations for appointment to the Executive Board

M H Armour (48)

Mark Armour was appointed chief financial officer and a director of Reed Elsevier Group plc and of Reed Elsevier PLC in July 1996 and chief financial officer and a member of the executive board of Reed Elsevier NV in April 1999.

Prior to joining Reed Elsevier as deputy chief financial officer in February 1995, Mr Armour was a partner in Price Waterhouse (now PricewaterhouseCoopers) and had been closely involved with the company for many years. He was an adviser to Reed Elsevier during the planning of the merger of Reed Elsevier PLC's and Reed Elsevier NV's operating businesses and he led the Price Waterhouse audit and other advisory services to the newly formed Reed Elsevier and to Reed Elsevier PLC before the merger. He is a qualified Chartered Accountant.

Mr Armour is currently chairman of The Hundred Group of Finance Directors, which comprises the finance directors of major UK listed companies within the UK FTSE 100 index.

Mr Armour is recommended for re-appointment in view of his performance as an executive director of Reed Elsevier.

A Prozes (57)

Andrew Prozes was appointed a director of Reed Elsevier Group plc and of Reed Elsevier PLC and chief executive officer of the Legal division in August 2000. He was appointed to the executive board of Reed Elsevier NV in April 2001.

Prior to joining Reed Elsevier, Mr Prozes was an executive vice president with the West Group, part of the Thomson Corporation, where he was also chief operating officer for the group's on-line legal publishing business. Before joining the Thomson Corporation, Mr Prozes was group president for Southam Inc., Canada's largest newspaper publishing company, where he held a variety of positions from 1988 to 1996.

Mr Prozes is recommended for re-appointment in view of his performance as an executive director of Reed Elsevier.

P Tierney (57)

Patrick Tierney joined Reed Elsevier in January 2003 as global chief executive of the Education division.

Mr Tierney joined Reed Elsevier from The Thomson Corporation, a major US based business information provider, where he held various senior roles, most recently as the chief executive officer of Thomson Financial. From 1991 to 1996 Mr Tierney worked for Knight-Ridder, Inc., an electronic publisher and information provider, latterly as senior vice president and executive committee member. Prior to that he held senior management roles in TRW, a commercial information business, and Gould, an electronic power conversion manufacturer.

Mr Tierney is recommended for appointment in view of the senior position he holds as CEO of Reed Elsevier's Education division.

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